

PROGRESSIVE® GAMING
INTERNATIONAL CORPORATION

2006 ANNUAL REPORT

Corporate

Progressive Gaming International Corporation is a leading supplier of integrated casino and jackpot management solutions for the gaming industry worldwide. This technology is widely used to enhance casino operations and drive greater revenues.

Progressive Gaming is unique in the industry in offering casino management and progressive systems in a modular yet integrated solution. Products include multiple forms of regulated wagering solutions in wired, wireless and mobile formats. There are Progressive Gaming products in over 1,000 casinos throughout the world. For further information, visit www.progressivegaming.net.

To Our *Stockholders:*

In 2006, we made substantial progress on positioning the Company for growth based on our ability to innovate, develop and market systems-centric products that provide measurable benefits to our customers. We now have leading-edge technologies, a top-notch management team and world-class partners and customers.

This year, we began our goal of expanding our systems installations to create and provide a sustainable base of high-margin recurring revenues for the Company. With nearly 62,000 total systems installations at December 31, 2006, we expanded our installed systems base by approximately 20% compared to 2005 year-end levels, spurred in large part by the introduction of two new exciting technologies, Casinolink® Jackpot System™ ("CJS") and our table game management system, Table iD™ through our partnership with IGT and Shuffle Master.

We also continued to make progress on the development of innovative server-based technologies that will further extend our systems capabilities. We expect to begin commercialization of our Rapid Bet Live™ and World Series of Poker® "Peer to Peer" Texas Hold 'Em system in 2007. In addition, in 2006, we partnered with Cantor Gaming for mobile gaming applications and expect to report on the progress of this initiative throughout 2007.

We believe this level of success is clear evidence of the increased earnings our technologies can drive for customers. As this benefit increasingly becomes evident, so too does the worldwide demand for these products. Our systems footprint now extends to the largest casino customers throughout the world. As of the date of this letter, we have systems installed in 33 countries and 21 North American jurisdictions.

We entered 2007 with expectations to continue this growth trajectory and as of the writing of this letter we expect that our systems installed base will grow by approximately 65% over 2006 levels, fueled in large part by increasing demand for our CJS and table management products and the introduction of our server-based products.

Another catalyst for advancing our growth objectives is our ability to hire and retain the best team. During the past several years, we have enhanced our employee base in virtually every area of the Company and are well poised to further drive growth through the efforts and expertise of these top-notch individuals.

As Progressive Gaming continues to execute against our plans to leverage innovative systems technology into a growing installed base, we will be well positioned for increased visibility and success. We expect to make further progress throughout 2007 on our evolution into a pure play gaming technology company. We thank you, our stockholders, for your interest in the Company and we look forward to reporting to you on our continued progress.

Sincerely,

Peter G. Boynton
Chairman of the Board

Russel H. McMeekin
President and Chief Executive Officer

FORWARD-LOOKING STATEMENT

This report contains forward-looking statements, including statements regarding the nature of our revenues, projected growth in our installed base, the expected time to market for new products, our position in the markets we serve, our ability to deliver new products, the benefits our customers realize from our products and the pace of regulatory submissions and approvals.

Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include, but are not limited to, the overall industry environment, customer acceptance of new products, further approvals of regulatory authorities, competitive pressures and general economic conditions as well as our debt service obligations. For a discussion of these and other factors, please see our most recent annual report on Form 10-K and quarterly reports on Form 10-Q, as well as other subsequent filings with the Securities and Exchange Commission.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For The Fiscal Year Ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File No. 0-22752

Progressive Gaming International Corporation
(Exact Name of Registrant as Specified in its Charter)

Nevada (State or other jurisdiction of incorporation or organization)	**88-0218876** (I.R.S. Employer Identification No.)
920 Pilot Road, P.O. Box 98686 **Las Vegas, Nevada** (Address of principal executive offices)	**89119** (Zip Code)

Registrant's telephone number, including area code: (702) 896-3890

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.10 par value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

The aggregate market value of the common stock of the registrant as of June 30, 2006 held by non-affiliates was $263,405,025.

The number of shares outstanding of the registrant's common stock was 34,824,254 as of March 12, 2007.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement to be filed with the Securities and Exchange Commission (the "Commission") pursuant to Regulation 14A in connection with the 2007 Annual Meeting of Stockholders are incorporated herein by reference into Part III of this Report. Such Definitive Proxy Statement will be filed with the Commission not later than 120 days after December 31, 2006.

PROGRESSIVE GAMING INTERNATIONAL CORPORATION
ANNUAL REPORT ON FORM 10-K FOR THE
YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

PROGRESSIVE GAMING INTERNATIONAL CORPORATION®
ANNUAL REPORT ON FORM 10-K FOR THE
YEAR ENDED DECEMBER 31, 2006

CAUTIONARY NOTICE

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include the words "may," "will," "estimate," "intend," "continue," "expect," or "anticipate," and other similar words. Statements expressing expectations regarding our future (including pending gaming and patent approvals) and projections relating to products, sales, revenues and earnings are typical of such statements.

All forward-looking statements, although reasonable and made in good faith, are subject to the risks and uncertainties inherent in predicting the future. Our actual results may differ materially from those projected, stated or implied in these forward-looking statements as a result of many factors, including, but not limited to, overall industry environment, customer acceptance of the Company's new products, delay in the introduction of new products, the further approvals of regulatory authorities, adverse court rulings, production and/or quality control problems, the denial, suspension or revocation of privileged operating licenses by governmental authorities, competitive pressures and general economic conditions, the Company's financial condition and debt service obligations. These and other factors that may affect our results are discussed more fully in "Competition", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report. Forward-looking statements speak only as of the date they are made. Readers are warned that we undertake no obligation to update or revise such statements to reflect new circumstances or unanticipated events as they occur, and are urged to review and consider disclosures we make in this and other reports that discuss factors germane to our business. See particularly our reports on Forms 10-K, 10-K/A, 10-Q, 10-Q/A and 8-K filed from time to time with the Securities and Exchange Commission.

Part I

Item 1. Business

Overview

We are a global supplier of integrated casino and jackpot management solutions for the gaming industry. This technology is widely used to enhance casino operations and help drive greater revenues for existing products as well as our slot and table games. Our products include multiple forms of regulated wagering solutions in wired, wireless and mobile formats.

Casino and Jackpot Management Solutions. Under the umbrella of Casinolink® Enterprise Edition™, we offer a suite of products that when combined, consolidates the management of slot machines, table games, server-based gaming, account wagering, marketing and cage into one fully integrated system. The system can support from one venue to several hundred venues in a multi-site configuration. Casinolink® Enterprise Edition™ is comprised of Casinolink® Patron Suite™, which offers reception, player tracking and marketing functionality; Casinolink® Intelligence Suite™, which provides casinos with products to manage cage and pit operations, cashless gaming and slot accounting and security functionality; and Casinolink® Gaming Suite™ which provides casinos with slot jackpot management tools, player bonusing and media management functionality, in addition to sports wagering and server-based gaming products. Our customers utilize this system to enhance their bonusing system which in turn helps to increase player excitement and play, potentially resulting in greater profitability.

Table and Slot Games. We develop, acquire, license and distribute proprietary branded and non-branded table and slot games. Our proprietary game content is designed to provide casino patrons an entertaining and enjoyable gaming experience and thereby generate greater revenue for the casino operator. Our table game products include specialty games such as World Series of Poker® Texas Hold 'Em Bonus® (available through a licensing agreement with Harrah's Entertainment, owners of the World Series of Poker brand), Texas Hold 'Em Bonus®, Caribbean Stud®, Two-Card Joker Poker™, Progressive Blackjack®, Progressive Baccarat™, and several other blackjack and poker derivatives. Our slot game content library includes licensed branded game offerings based upon popular brands such as KISS®, Garfield®, The Beach Boys®, and Wink Martindale. In addition, we offer non-branded games and mystery concepts such as Graveyard Bash™ and Office Daze™.

We were incorporated in Nevada in May 1986.

Recent Developments

During the first quarter of 2006, we launched our Rapid Bet Live™ real time sports wagering system at the Palms Hotel and Casino in Las Vegas, Nevada. Rapid Bet Live™ is designed to yield higher hold percentages than traditional outcome wagers, and allows for live "in game" proposition wagering throughout the entire course of a sporting event. This product is available to sports books throughout Nevada, and can also be installed in various international gaming jurisdictions. Following Nevada Gaming Control Board approval of the "wired" version of this system in May 2006, we commenced installation and testing of our "wireless" version of this system. The Rapid Bet Live™ wireless technology gives patrons the flexibility of placing sports wagers on a wireless device as well as at the betting counter. Nevada Gaming approval of the "wireless" version of Rapid Bet Live™ was received in December, 2006.

Capitalizing on the success of our proprietary table game, Texas Hold 'Em Bonus® which was launched during 2005, we introduced an enhanced version of the game, World Series of Poker® Texas Hold 'Em Bonus® through our licensing agreement with Harrah's Licensing Company, LLC, owners of the World Series of Poker brand. Installations of the WSOP branded game began in the first quarter of 2006. This easy to play game offers side bets to boost excitement and casino revenues. We have received regulatory approval for this game in all major U.S. gaming jurisdictions.

In January 2006, we granted Gaming Partners International exclusive rights in the United States and non-exclusive rights outside the United States to manufacture gaming chips with our 13.56 MHz RFID technology. This technology is placed in gaming chips used with our Table iD™ table games tracking and management systems. It is also used in chip inventory systems for greater accuracy and security.

In April 2006, we completed a minority investment in Magellan Technology Pty Ltd of Australia. Magellan also has provided us with an exclusive master license for use of RFID in the gaming industry worldwide. The technology and intellectual property licensed from Magellan are key components in Table iD™, and enables the Chip Manager functionality of the Table iD™ system with bet recognition through the use of the 13.56MHz RFID readers and tags.

In May 2006, we received approval from the Nevada Gaming Control Board for use of Ticket In Ticket Out (TITO) for use on our stand alone Matrix slot games. The Casinolink® Jackpot Module™, which allows operators the ability to self-manage progressive and mystery jackpots at multiple sites, received approval from the New Jersey Control Commission in June 2006.

In accordance with our business shift from manufacturer to provider of exciting game content and systems solutions, we entered into a licensing agreement with Cantor Gaming in July 2006, pursuant to which we licensed a select list of our game titles, including WSOP Texas Hold 'Em Bonus® and Caribbean Stud®, for used on Cantor's mobile gaming system in Nevada and other jurisdictions worldwide. The revenue sharing agreement for the gaming titles is for a period of 20 years worldwide and includes a five-year period of exclusivity in Nevada. We expect to add additional content to the licensing agreement throughout the life of the contract.

During the third quarter of 2006, we entered into a patent license agreement with Shuffle Master. Under the terms of the agreement, we agreed to provide Shuffle Master with a last license to use a group of our table game patents. We retain various rights in regards to the agreement including but not limited to certain rights in regards to our current and future games. We intend to continue to offer progressive, wireless and felt products covered by the patents.

In October 2006, Harrah's Licensing Company, LLC extended our license for the World Series of Poker® brand on a limited exclusive basis for a six year term. As a result, we have developed and intend to submit for regulatory approval our new World Series of Poker® P2P™ Texas Hold 'Em game. This gaming system has been designed to allow patrons to play poker on a wired or wireless device on a secure intranet server managed within a single casino or across multiple casinos. A poker player will be able to play World Series of Poker® P2P™ Texas Hold 'Em at a variety of locations within a casino, without the need to be physically located at a poker table.

Late in the fourth quarter, we again enhanced our World Series of Poker® Texas Hold 'Em Bonus® game by adding a progressive side bet wager to the game. The new games, entitled World Series of Poker® Bad Beat Progressive Texas Hold 'Em Bonus and World Series of Poker® Progressive Texas Hold 'Em™ received regulatory approval in Nevada in December 2006.

Industry Overview

Global Gaming Industry—Market Size

According to estimates provided by Casino City Press, gaming revenues in North America increased from approximately $46.7 billion in 2002 to approximately $60 billion in 2005, representing a 8.7% compound annual growth rate. These figures include gaming revenues from commercial casinos, Native American casinos and card rooms, and exclude gaming revenues from cruise ships, sports books, pari-mutuel wagering, charity bingos and lotteries. We believe the continued growth in the gaming industry will help drive an increase in demand for gaming products. In 2005, there were approximately 49,000 table games and almost 2 million gaming machines (excluding electronic bingo and amusements with prizes) installed worldwide, of which an estimated 26,000 table games and 840,000 gaming machines were installed in North America. Gaming activities in some form are currently legal in 49 states and the District of Columbia in the United States, and 10 provinces and territories in Canada.

Growth of the Gaming Industry

We believe consumer demand in the gaming industry has been and continues to be driven by several trends including:

- *Rising social acceptability and popularity of gaming as a leisure activity.* The gaming industry has grown with the rising popularity and social acceptability of gaming as a leisure activity. According to the American Gaming Association, more than one in five Americans (21%) has developed a more favorable view of casino gaming over the past five to ten years. We believe the proliferation of televised poker and poker tournaments has also contributed to the continued increase in consumer spending on gaming.
- *Improvement in the breadth and quality of gaming offerings.* Technological advancements have played a critical role in expanding the breadth and improving the quality of gaming offerings. Advanced audio and video capabilities along with more powerful processors have made slot games more appealing by enabling innovative game content and multi-line, multi-denomination game play, while secondary events, such as progressive jackpots and other bonusing features have increased the overall entertainment value by providing players the chance to win additional prizes. Patron convenience has also improved with the developments of cashless technology and the use of ticketing with bill validators. We believe that effective promotion of patron loyalty programs by operators has caused patrons to increase their number of annual visits, and in turn, increase their gaming and non-gaming expenditures. With the potential regulatory approval of central server-based and downloadable

technologies, which will allow players to access a number of different games and other features from one machine, we believe there will be additional growth and replacements in the slot machine sector. Similarly, we believe recent technological breakthroughs and innovations in table game management, including player chip and game tracking capabilities that enable gaming operators to accurately analyze and reward patrons, may lead to a similar increase in player appeal for table games.

- *Legalization of gaming in several U.S. states.* Since the beginning of 2004, the legislatures or gaming authorities of several U.S. states, including those in Pennsylvania, Florida, Oklahoma and Maine, have permitted for legalization or expansion of gaming activities within their respective states. Other state legislatures, such as that of Massachusetts, are considering gaming legislation to generate additional tax revenue and stimulate economic development.
- *Proliferation of Native American casino gaming.* Native American gaming represents the fastest growing segment of the North American gaming industry.
- *International expansion.* Internationally, we anticipate the most significant expansion in regions such as Macau, Southeast Asia and the United Kingdom. We expect Macau to become the largest gaming market, by revenue, in the world and growth is expected to continue under its effort to redevelop the island of Cotai into a Las Vegas-like gaming and entertainment destination market.

Products

Casino and Jackpot Management Solutions

We market our suite of software systems under the Casinolink® Enterprise Edition™ umbrella. This modular, comprehensive and fully integrated suite of software products centralizes gaming management, including functions such as slots and tables monitoring, reporting and accounting across all casino properties, improving efficiency, tightening security and surveillance, and lowering costs. The Casinolink® Enterprise Edition™ modules run on an easy-to-use Microsoft Windows and SQL Server platform. Due to its modular design, our customers can elect to integrate a combination of features or an individual feature into their casino with limited disruption and compatibility issues with their existing back-end systems. The various Casinolink® Enterprise Edition™ modules are summarized in the following chart:


casinolink®
enterprise edition
CASINOLINK® PATRON SUITE
CASINOLINK® MARKETING
CASINOLINK® PLAYER
CASINOLINK® RECEPTION
CASINOLINK® INTELLIGENCE SUITE™
CASINOLINK® WALLET
CASINOLINK® CAGE
CASINOLINK® TABLE
CASINOLINK® SLOT
CASINOLINK® PIT
CASINOLINK® GAMING SUITE
CASINOLINK® JACKPOT
CASINOLINK® REWARDS
CASINOLINK® MEDIA
CASINOLINK® SPORTS
CASINOLINK® GAME STATION

Casinolink® Enterprise Edition™ is a suite of products that when combined, consolidates the management of slot machines, table games, server-based gaming, account wagering, marketing and cage operations into one fully integrated system. The system can support a single venue or several hundred venues in a multi-site configuration. Casinolink® Enterprise Edition™ is comprised of Casinolink® Patron Suite, Casinolink® Intelligence Suite™ and Casinolink® Gaming Suite™.

Within Casinolink® Patron Suite, three distinct modules address the needs of casinos to assist in marketing and promotions, tracking game play on both slots and tables, and player registration. Casinolink® Intelligence Suite™ provides casinos with products to manage cage and pit operations, cashless gaming, and slot accounting and security. The Casinolink® Gaming Suite™ includes slot jackpot management tools, player bonusing, and media management functionality, as well as sports wagering and server-based gaming products.

Casinolink® Jackpot Module. The Casinolink® Jackpot module is an enterprise-wide management system that provides centralized control of progressive and mystery jackpots for slot machines and table games. This system delivers a single, real-time view of an entire casino operation with advanced security features and comprehensive reporting and analysis.

Table Management Modules. The Table iD™ system (previously marketed as the Intelligent Table System), brings expert technology from three industry-leading companies, Progressive Gaming, IGT and Shuffle Master, to the table games sector, providing the benefits of accurate and automated data collection and player tracking that we believe was previously only seen in the slot machine sector. Table iD™ is a modular, comprehensive and fully integrated suite of software products that enables casinos to track player activity, monitor games through chip tracking and bet recognition, and provide real time accounting for table games. The information can be interfaced with the casino's main database, such as our Casinolink® Patron Suite™ or several others vendors' management systems, and may be used for rewarding players, generating marketing information, and enhancing game security. We believe that improved accuracy and player-initiated ratings are very useful to the casino in identifying and directing complimentary benefits to the customer, and ultimately improving customer loyalty. We believe this solution also enables casinos to better secure the chip activity at their tables and also detect counterfeit chips, while allowing them to redirect supervisor time from administrative to customer-relationship and other tasks.

The Table iD™ System is available in the following three tiers:

Table Manager™ is the base product upon which the Chip Manager™ and Card Manager™ product offerings are built. Table Manager™ employs magnetic player identification card readers and touch-screen computer displays at each gaming table or at the pit stand. Table Manager™ allows dealers to input a player's time and average bets at the tables for tracking purposes after the player identification card is scanned by the magnetic card reader.

Chip Manager™ can be utilized in conjunction with Table Manager™ for an even more detailed view of table play. With Chip Manager™, manual inputs to track wagers are eliminated by utilizing sensors located at each player position at the table that automatically scan RFID casino chips, which are embedded with microchips that transmit encrypted radio frequency signals. The use of RFID casino chips enables casinos to track the amount wagered in real time, detect counterfeit casino chips, and minimize cheating. This real-time data enables our customers to increase casino patron loyalty by more accurately assigning player ratings and more effectively directing complimentary benefits. It also enables casinos to detect counterfeit chips and allows them to redirect supervisor time from administration to customer-relationship and other tasks. In addition, through our agreement with Magellan, we now offer our customers next-generation 13.56-MHz high-frequency RFID technology that utilizes thin flat antennas that significantly increases the speed of chip recognition. For example, our internal testing shows that Chip Manager™ is now capable of reading 100 RFID casino chips in approximately 0.2 seconds. We believe this technology also will support the development of further RFID products suitable for expanding customer service and player tracking.

Card/Game Manager™ utilizes Image Based Recognition (IBR) for reading playing cards as they are dealt and which adds yet another level of data analysis by allowing for the monitoring of player betting patterns and the recording of game results. This level of the Table iD™ product is provided by Shuffle Master. Card Manager™ enables gaming operators to better understand the skill level of their patrons, helps minimize dealer mistakes, and facilitates detection of card-counting and cheating.

As of December 31, 2006 our table and management systems were installed in over 56 casinos in North America, Australia, Europe, Macau and South Africa, with an installed base of approximately 2,947 tables, of which approximately 11% use RFID technology to track and measure wagers. We believe the adoption of RFID technology will increase significantly with the implementation of the Magellan technology.

We are responsible along with IGT for the sale and distribution of Table Manager and Chip Manager, and Shuffle Master will be responsible for the sale and distribution of Card Manger. Pursuant to our product development agreement with Shuffle Master and IGT, we agreed not to manufacture or sell intelligent shoe products for a period of three years (from June 15, 2005), although we may sublicense our IBR patents to third parties.

Table Games, Slot Games, and Sports Wagering Products

Our proprietary game content is designed to provide casino patrons an entertaining and enjoyable gaming experience and thereby generate greater revenues for our customers than other games available in the market.

Table Games. We are a leading developer and distributor of proprietary table game content. We have a library of proprietary poker and blackjack derivative table game content that features well-recognized brands, side bet jackpots and progressive jackpots to enhance player appeal. Our key games include, among others, World Series of Poker® Texas Hold'Em Bonus™ poker, Caribbean Stud®, and Progressive Blackjack®. Our exciting "Progressive Jackpot" feature for table games lets players set aside separate wagers for a chance to win a single, ever-growing, casino-wide or single table jackpot.

In October 2002, we signed an agreement with Rank Group Gaming to debut what to our knowledge was the world's first operational wide-area progressive jackpot system for table games. Operating on our Casinolink® Jackpot module, the Super Stud Poker wide-area progressive operates in nearly all of Rank's 36 casinos in the United Kingdom.

Our Caribbean Stud® franchise is one of the most popular proprietary table games in the world. As of December 31, 2006 approximately 671 of our Caribbean Stud® tables were in service worldwide. With the increasing popularity of poker, we introduced the World Series of Poker Texas Hold'Em Bonus game, a new proprietary table game that is installed in leading casinos such as The Borgata, Caesars Palace Atlantic City, Hilton Atlantic City, Ameristar Casinos Kansas City, the Rio, Flamingo Hilton, Silver Legacy, Bally's, Paris, and Harrah's Rincon, and at many properties on the Las Vegas Strip and throughout Nevada. The World Series of Poker Texas Hold'Em Bonus game, with its patented side bet feature, brings a new level of excitement to table game poker rooms and pit areas. Two cards are dealt to each player; two cards to the dealer; and five community cards are dealt face-up in the center for both players and dealers to use in any combination (three, four or all of the five community cards) to form the highest-ranked poker hand. All wagers (ante, bonus, flop, turn and river) are made by the players before receiving and viewing the cards, each step of the way. An optional bonus jackpot wager (side bet) is based on a player's starting hand, and allows players to win based on the posted pay table. We received approval for this game in all major U.S. jurisdictions, including Nevada, in 2006. As of December 31, 2006, approximately 311 of our World Series of Poker Texas Hold 'Em tables were in service worldwide, with approximately 85 pending installations.

On March 5, 2007, we announced that we have appointed Roth Capital Partners to provide advisory services in connection with a potential sale of our table games route and other related assets including the Caribbean Stud® and Texas Hold'em Bonus® table games, with full consideration of related agreements and partnerships tied to the felt and electronic table games. We expect that we would retain our rights and agreements related to wireless, server-based and peer to peer systems, content, applications and certain other assets related to the table games route.

Slot Games. Our slot game content library includes branded game offerings based upon popular brands such as Garfield®, KISS®, the Beach Boys, and Wink Martindale. We also continue to offer additional non-branded games and mystery concepts such as Graveyard Bash™ and Office Daze™.

During 2005, we commenced the process of repositioning our existing slot platform, which includes a focus on developing content through third-party developers. Our goal is to transition from the prior model to slot games delivered in a central server-based environment.

Sports Wagering Products. Through our acquisition of VirtGame in the latter part of 2005, we entered the sports wagering market with two distinct products, Primeline™ and Rapid Bet Live™. Primeline™ is a race and sports book software system used to manage the operation of a race and sports book. The Primeline™ system encompasses the management of wagering propositions and point of sale (POS) operations for writing and chasing betting tickets and provides full auditing capabilities. The Primeline™ system is installed in approximately 30 casinos in Nevada. Rapid Bet Live™ is a real time sports wagering system that received Nevada Gaming approval in June, 2006. Rapid Bet Live™ is designed to yield higher hold percentages than traditional outcome wagers, and allows for live "in game" proposition wagering throughout the entire course of a sporting event. This product is available to sports books throughout Nevada, and can also be installed in various international gaming jurisdictions. We have also developed and received approval in Nevada for a "wireless" version of the game, which gives patrons the flexibility of placing sports wagers on a wireless device as well as at the betting counter. Nevada Gaming approval of the "wireless" version of Rapid Bet Live™ was received in December, 2006.

We lease our table, slot and sports wagering products and license content to customers in exchange for recurring revenues consisting of (i) fixed periodic fees, (ii) a percentage of the "net win" ("net win" produced by a gaming device is defined as gross revenues minus all jackpots, payouts and any approved claims) of the gaming devices for our more popular titles or (iii) license fees for any proprietary slot game content provided to third parties for use on their game hardware.

Growth Strategies

We aim to be the leading developer and supplier of technology-based gaming products. To improve productivity and profitability, we focus our resources on developing, marketing and distributing higher growth and higher margin products that generate revenues on a recurring basis. To achieve our objective, we have adopted the following key strategies for growth:

- *Increase focus on our table management modules.* We believe our table management modules, with state-of-the-art RFID technology licensed through Magellan, bring to the table games sector the benefits of accurate and automated data collection and player tracking previously seen only in the slot games sector. We believe the enhanced performance of chip tracking, coupled with decreasing costs to manufacture RFID-enabled chips; will accelerate the adoption of our table management products across the approximately 49,000 table games worldwide. To increase their marketability, we also intend to market our table management modules as a part of Table iD™. As a part of the Table iD™ alliance, IGT will, among other things, also assist in selling and distributing our Table iD™ suite of products.
- *Market our systems products under the Casinolink® Enterprise Edition™ umbrella.* Although our systems are capable of operating independently of one another, we believe utilizing multiple modules of Casinolink® Enterprise Edition™ together will enhance the system's functionality. For example, Casinolink® Jackpots enables our customers to implement their own multi-site, multi-level progressive jackpot systems in a cost-effective manner. When combined with our table and slot management

modules, Casinolink® Jackpots and Rewards can create progressive jackpots and bonusing across the entire casino floor. We intend to highlight such value propositions in marketing the Casinolink® Enterprise Edition™ products.

- *Complete the development of and introduce our server-based wagering modules.* We are currently developing a suite of server-based gaming modules to support what we expect will be an eventual shift towards server-based gaming. Upon completion and approval, we will market Casinolink® Game Station™, Casinolink® Poker and the Casinolink® Sports modules as part of Casinolink® Enterprise Edition. We showcased the advancement of server-based gaming at the Global Gaming Expo in November 2006. We expect that the adoption of wireless gaming in various jurisdictions will further accelerate the adoption of server-based wagering, primarily for sports and poker applications.
- *Continue expanding our strategic alliances.* Our strategic alliances have allowed us to access key intellectual property and technology assets in developing our products. We obtained exclusive rights to next-generation RFID technology through our Magellan license agreement. We have partnered with Cantor Gaming to provide content on their wireless platform. We intend to continue entering into strategic alliances in our efforts to provide leading technology and content products to our customers.

Segment and Geographic Information

Financial information about segments is incorporated herein by reference to Note 20 "Segment Reporting" to our consolidated financial statements included in Part II in this Annual Report on Form 10-K.

Competition

The markets for our products are highly competitive. We compete with a number of developers of technology products. Some of these competitors are larger and have greater access to capital resources than we do, while some are smaller and privately held. Our future performance may be affected by numerous factors, including:

- the continued popularity of our existing products and our ability to develop and introduce new products that gain market acceptance and satisfy consumer preferences;
- our ability to maintain existing regulatory approvals and obtain future approvals in order to conduct our business; and
- our ability to protect, maintain and enforce our existing intellectual property rights and to adequately secure and enforce such rights for new products.

Substantially all of our products require regulatory approval. We believe that the amount of time and money consumed in the course of obtaining licenses in new jurisdictions and new product approvals in multiple jurisdictions constitute significant obstacles to entry or expansion by new competitors. In addition to regulatory constraints, our intellectual property rights to patents and trademarks help protect our products. We actively seek patent and trademark protection and vigorously enforce our intellectual property rights.

Casino Management Systems Competition

Our Casinolink® Enterprise Edition™ competes against systems from Bally Technologies, Aristocrat, International Game Technology, Konami and Atronic. The market for casino management systems is highly competitive in the United States, and is somewhat less competitive internationally. Pricing, product features and functionality, accuracy and reliability are key factors in determining a provider's success in selling its system. Due to the high initial costs of installing a computerized monitoring system, customers for such systems generally do not change suppliers once they have installed a system. We have been successful primarily with customers in foreign jurisdictions that desire to monitor geographically dispersed casinos from a centralized control facility.

We believe that our products and patents serve as a significant barrier to entry for potential competitors. Our entry level Table iD™ Table Manager version competes with products marketed by Bally Technologies and Bravo. To our knowledge, UbiTrak, in partnership with Chipco International, is also developing a competing product. We believe that our components for progressive jackpot systems enjoy high market share and name recognition in the industry. The primary competitors for our Casinolink® Jackpots module components are embedded proprietary hardware systems such as Aristocrat, Bally and IGT. Paltronics also has a competing software product.

Table Games Competition

We are a leading designer and distributor of progressive jackpot table games and felt table games. A significant competitor in table games is Shuffle Master, which markets Let It Ride®, Three Card Poker®, Fortune Pai Gow Poker®, Ultimate Texas Hold Em™, Casino War® and Royal Match 21™. We also compete against non-proprietary games such as blackjack, baccarat and roulette. Our patented side-bet progressive jackpot feature, which was originally developed for Caribbean Stud®, has been successfully adapted for use in our Progressive Blackjack® and Progressive Baccarat™ games. It is also adaptable for other games, including our World Series of Poker® Texas Hold'Em Bonus® game. Through the deployment of these games, we believe that we can convert industry-standard non-proprietary table games, which are in the public domain, to proprietary games capable of producing a recurring revenue stream for us. We have patents on other features on felt and progressive table games as well.

Manufacturing and Assembly Operations

In January 2006, the Company entered into a three year agreement with a third party contract manufacturer with facilities in Las Vegas, Nevada to assume responsibility for the assembly, warehousing and shipping of our electronics products.

The Company's Las Vegas operation primarily assembles, warehouses and distributes proprietary table games and slot machines purchased from third party manufacturers.

Nearly all of the components and raw materials we use in our products are available from many sources. Many suppliers can provide our electronic displays and progressive jackpots and systems hardware products. Accordingly, we are not dependent in any significant way upon any single supplier or vendor for components, raw materials or assembly.

Under our technology licensing agreement with Magellan Technology Pty Limited, we may purchase RFID readers and antennas from either Magellan or an approved third party manufacturer. During 2006 we elected to purchase these components exclusively from Magellan, however we expect to expand our supplier base for these components to include an approved third party supplier during 2007.

In August 2004, we signed a license and development agreement with IGT to license segments of our patent portfolio of technology and to develop video slot games based on our content, for a term continuing until the last to expire of the patent rights under the agreement. The new games are to be developed on IGT's game platform and distributed by us. Pursuant to this agreement, IGT also licenses aspects of its intellectual property to us for its games, and we are committed to purchase from IGT a minimum of 600 slot machines carrying our game content on them over the life of the agreement.

Marketing and Distribution

We maintain facilities to sell and service our products directly to markets throughout the world. In addition to our headquarters and other facilities in Las Vegas, NV, we have regional sales offices in Sparks, NV; Absecon, NJ; Biloxi, MS; Lane Cove, Australia; Tallinn, Estonia; Houten, The Netherlands; Oldham, England;

Oxford, England; and Macau. We have third party sales and service distributors in the Caribbean, Europe, Asia, Australia and Oklahoma. In addition, we have service centers in Kansas City, MO and Calgary, Canada, and a research and development facility in Carlsbad, CA.

Research and Development

Our research and development department is dedicated to developing fun and exciting table and slot games that enhance player entertainment value and to introducing leading, innovative systems products that increase our customer's revenue stream and facilitates operating efficiencies. Headed by our Chief Technology Officer, our R&D staff of approximately 81 employees possesses significant experience in software and content design and development. Our current emphasis is on developing new technologies to expand and improve CasinoLink® Enterprise Edition's™ functionalities and developing new game content through third parties to refresh and grow our installed base of gaming devices.

To expedite the development of new slot games for our Game Station™ module, we are concurrently creating a game development kit, a suite of software tools designed for third-party game developer partners to quickly expand our content library. At the Global Gaming Expo in September 2005, we demonstrated approximately 35 new slot games which were designed specifically for our Game Station™ module. Ten of these games are also available in a stand-alone slot machine format.

We conduct extensive testing on the products we offer to ensure they meet the key performance and quality standards as required by gaming regulators. In addition, our R&D personnel constantly work with our customers to respond to their needs and to ensure compatibility with other products currently available in the market. Moreover, we closely monitor the evolving standards in the gaming industry so that we are able to respond and address new technologies as they emerge.

We believe our intellectual property rights, patents, trademarks and copyrights are significant assets. In particular, we own or have license rights to over 40 patents in the area of RFID technology and related table games system management. This portfolio took over five years to develop and is expected to be a main focus of our R&D resources in 2007 and beyond, and is expected to continue to evolve as we look towards the next generation of RFID technology's use within table systems management. In addition to internally developed and acquired emerging gaming technologies, we also rely on strategic partnerships to obtain access to intellectual property. For example, our joint development agreements with IGT and Bally provide us with access to technologies related to leading gaming hardware platforms.

We intend to vigorously protect the investment in our research and development efforts and the unique features of our products and services by maintaining our intellectual property rights. However, we cannot ensure that intellectual property rights will not be infringed. Additionally, we cannot be sure that our pending applications for additional intellectual property rights will be granted. During the years ended December 31, 2006, 2005, and 2004, we expended approximately $13 million, $8.1 million, and $6.1 million respectively, on research and development activities.

Employees

As of December 31, 2006, we had approximately 308 employees worldwide, of whom approximately 26 were in operations and assembly, 57 in sales and marketing, 89 in installation and service, 81 in research and development and 55 in administration. None of our employees are covered by a collective bargaining agreement. We believe that we enjoy good relations with our employee work force.

Government Regulation

Overview

We are subject to regulation by governmental authorities in most jurisdictions in which our products are sold or used by persons or entities licensed to conduct gaming activities. Gaming regulatory requirements vary from jurisdiction to jurisdiction, and obtaining licenses, findings of suitability, registrations and/or other required approvals with respect to us, our personnel and our products are time-consuming and expensive. References in this "Government Regulation" section to "Progressive," "we," "us" and "our" are to Progressive Gaming International Corporation only, and not to its subsidiaries.

Generally, gaming regulatory authorities have broad discretionary powers and may deny applications for or revoke approvals on any basis they deem reasonable. Despite our experience, we may be unable to obtain or maintain necessary gaming regulatory approvals for us, our products or our personnel.

We, either directly or through our subsidiaries, have approvals that enable us to conduct our business in numerous jurisdictions, subject in each case to the conditions of the particular approvals. These conditions may include limitations as to the type of game or product we may sell or lease, as well as limitations on the type of facility (such as riverboats) and the territory within which we may operate (such as tribal nations). Jurisdictions in which we (together with our subsidiaries, and specific personnel where required) have authorizations with respect to some or all of our products and activities include Nevada, South Dakota, Mississippi, Iowa, Missouri, Oregon, Louisiana, Colorado, Illinois, Washington, Arizona, Connecticut, Montana, New Jersey, North Carolina, North Dakota, New Mexico, Kansas, Minnesota, Indiana, Michigan, New York, Wisconsin, California; the Canadian provinces of Alberta, Manitoba, Nova Scotia, Quebec, Saskatchewan, British Columbia and Ontario; the Australian states of New South Wales, Victoria, Queensland, Western Australia and Tasmania; the Australian territories of Northern Territory and Australia Capital Territory; New Zealand; Mpumalanga and Gauteng in South Africa; and Greece.

Certain Native American tribes throughout the United States that have compacts with the states in which their tribal dominions are located, operate or propose to operate casinos, and these tribes may require suppliers of gaming and gaming-related equipment to obtain authorizations. We have worked and will continue to work with these tribes to obtain and/or maintain the necessary authorizations.

During 2006 we cooperated with certain state gaming authorities with respect to the required standard re-licensing of our company in certain jurisdictions, as well as the licensing and qualification of new officers and other individuals. This process is on-going and the results are not expected to have a material adverse effect on us. We continue to cooperate with all gaming regulatory agencies as necessary and applicable to maintain good standing in all jurisdictions in which we hold a license.

Gaming Devices and Equipment

We sell or lease products which are considered to be "gaming devices" or "gaming equipment" in jurisdictions in which gaming has been legalized. Although regulations vary among jurisdictions, each jurisdiction requires various licenses, findings of suitability, registrations, approvals or permits to be held by companies and their key personnel in connection with the manufacture and distribution of gaming devices and equipment.

Associated Equipment

Some of our products fall within the general classification of "associated equipment." "Associated equipment" is equipment that is not classified as a "gaming device," but which has an integral relationship to the conduct of licensed gaming. Regulatory authorities in some jurisdictions have discretion to require manufacturers and distributors to meet licensing or suitability requirements prior to or concurrently with the use of associated equipment. In other jurisdictions, the regulatory authorities must approve associated equipment in advance of its use at licensed locations. We have obtained approval for our associated equipment in each jurisdiction that requires such approval and in which our products that are classified as associated equipment are sold or used.

Regulation of Stockholders

In most jurisdictions, any beneficial owner of our voting securities or other securities may, at the discretion of the gaming regulatory authorities, be required to file an application for a license, finding of suitability or other approval, and in the process subject himself, herself or itself to an investigation by those authorities. The gaming laws and regulations of most jurisdictions require beneficial owners of more than 5% of our outstanding voting securities to file certain reports, and may require our directors and executive officers to undergo investigation for licensing or findings of suitability.

Regulation and Licensing—Nevada

Gaming. The manufacture, sale and distribution of gaming devices for use or play in Nevada or for distribution outside of Nevada, the manufacturing and distribution of associated equipment for use in Nevada, and the operation of slot machine routes and inter-casino linked systems in Nevada are subject to: (i) the Nevada Gaming Control Act and the regulations promulgated thereunder; and (ii) various local ordinances and regulations. These activities are subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada State Gaming Control Board, and various local, city and county regulatory agencies, collectively referred to as the Nevada Gaming Authorities.

The laws, regulations and supervisory practices of the Nevada Gaming Authorities are based upon declarations of public policy with the following objectives:

- preventing any involvement, direct or indirect, of any unsavory or unsuitable persons in gaming or the manufacture or distribution of gaming devices at any time or in any capacity;
- strictly regulating all persons, locations, practices and activities related to the operation of licensed gaming establishments and the manufacturing or distribution of gaming devices and equipment;
- establishing and maintaining responsible accounting practices and procedures;
- maintaining effective controls over the financial practices of licensees (including requirements covering minimum procedures for internal fiscal controls and safeguarding assets and revenues, reliable recordkeeping and periodic reports to be filed with the Nevada Gaming Authorities);
- preventing cheating and fraudulent practices; and
- providing and monitoring sources of state and local revenue based on taxation and licensing fees.

Changes in such laws, regulations and procedures, depending upon their nature, could have an adverse effect on our operations. We are registered by the Nevada Gaming Commission as a publicly traded corporation, or a Registered Corporation, and have been found to be suitable to own the stock of Mikohn Nevada, which is licensed as a manufacturer and distributor of gaming devices, and as an operator of a slot machine route. We and Mikohn Nevada have obtained from the Nevada Gaming Authorities the various authorizations they require to engage in Nevada in manufacturing, distribution, slot route operations and inter-casino linked system activities consisting of slot machines. The regulatory requirements set forth below apply to us as a Registered Corporation and to Mikohn Nevada as a manufacturer, distributor and operator of a slot machine route.

All gaming devices that are manufactured, sold or distributed for use or play in Nevada, or for distribution outside of Nevada, must be manufactured by licensed manufacturers and distributed and sold by licensed distributors. The Nevada Gaming Commission must approve all gaming devices manufactured for use or play in Nevada before distribution or exposure for play. The approval process for gaming devices includes rigorous testing by the Nevada State Gaming Control Board, a field trial and a determination that the gaming device meets strict technical standards set forth in the regulations of the Nevada Gaming Commission. The Chairman of the Nevada State Gaming Control Board must administratively approve associated equipment before it is distributed for use in Nevada.

As a Registered Corporation, we are periodically required to submit detailed financial and operating reports to the Nevada Gaming Commission and furnish any other information the Nevada Gaming Commission may require. No person may become a stockholder of or receive any percentage of profits from Mikohn Nevada without first obtaining authorizations from the Nevada Gaming Authorities.

The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with us or Mikohn Nevada in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of Mikohn Nevada are required to file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Our officers, directors and key employees who are actively and directly involved in gaming activities of Mikohn Nevada may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause that they deem reasonable. A finding of suitability is comparable to licensing. Both require submission of detailed personal and financial information, which is followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities. In addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have the power to disapprove a change in corporate position.

If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us or Mikohn Nevada, we would have to sever all relationships with that person. In addition, the Nevada Gaming Commission may require us or Mikohn Nevada to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

Progressive and Mikohn Nevada are required to submit detailed financial and operating reports to the Nevada Gaming Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by Mikohn Nevada also are required to be reported to or approved by the Nevada Gaming Commission.

Should Mikohn Nevada be found to have violated the Nevada Gaming Control Act, the licenses it holds could be limited, conditioned, suspended or revoked. In addition, Mikohn Nevada, Progressive and the persons involved could be required to pay substantial fines, at the discretion of the Nevada Gaming Commission, for each separate violation of the Nevada Gaming Control Act. Limitation, conditioning or suspension of any license held by Mikohn Nevada could (and revocation of any license would) materially adversely affect our manufacturing, distribution and slot operations.

Regulation of Security Holders. Any beneficial holder of our voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his or her suitability as a beneficial holder of our voting securities determined if the Nevada Gaming Commission finds reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

The Nevada Gaming Control Act requires any person who acquires beneficial ownership of more than 5% of a Registered Corporation's voting securities to report the acquisition to the Nevada Gaming Commission. It also requires beneficial owners of more than 10% of a Registered Corporation's voting securities to apply to the Nevada Gaming Commission for a finding of suitability within thirty days after the Chairman of the Nevada State Gaming Control Board mails a written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Gaming Control Act, which acquires more than 10%, but not more than 15%, of the Registered Corporation's voting securities may apply to the Nevada Gaming Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor that has obtained a waiver may, in certain circumstances hold up to 19% of a Registered Corporation's voting securities for a limited period of time and maintain the waiver.

An institutional investor is deemed to hold voting securities for investment purposes if the voting securities were acquired and are held in the ordinary course of its business as an institutional investor and were not acquired and are not held for the purpose of causing, directly or indirectly: (i) the election of a majority of the members of the board of directors of the Registered Corporation; (ii) any change in the Registered Corporation's corporate charter, bylaws, management, policies or operations or those of any of its gaming affiliates or (iii) any other action that the Nevada Gaming Commission finds to be inconsistent with holding the Registered Corporation's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in management, policies or operations and (iii) other activities the Nevada Gaming Commission may determine to be consistent with investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Gaming Commission or the Chairman of the Nevada State Gaming Control Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder of a Registered Corporation found unsuitable and who holds, directly or indirectly, any beneficial ownership in the voting securities beyond such period of time as the Nevada Gaming Commission may specify for filing any required application may be guilty of a criminal offense. Moreover, the Registered Corporation will be subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with the Registered Corporation, it: (i) pays that person any dividend on its voting securities; (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities ownership; (iii) pays remuneration in any form to that person for services rendered or otherwise or (iv) fails to pursue all lawful efforts (including, if necessary, the immediate purchase of said voting securities for cash at fair market value) to require such unsuitable person to completely divest all voting securities held.

The Nevada Gaming Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation if the Nevada Gaming Commission finds reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the Nevada Gaming Commission determines that a person is unsuitable to own such security, it may sanction the Registered Corporation, which sanctions may include the loss of its approvals if, without the prior approval of the Nevada Gaming Commission: it (i) pays to the unsuitable person any dividend, interest, or other distribution; (ii) recognizes any voting right of such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction. Progressive and Mikohn Nevada are required to maintain current stock ledgers in Nevada that may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record owner may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record owner unsuitable.

We are also required to render maximum assistance in determining the identity of the beneficial owners of our securities. The Nevada Gaming Commission has the power to require us to imprint our stock certificates with a legend stating that the securities are subject to the Nevada Gaming Control Act. To date, the Nevada Gaming Commission has not imposed such requirement on us.

We may not make a public offering of our securities without the prior approval of the Nevada Gaming Commission if the securities or proceeds are to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a finding, recommendation or approval by the Nevada Gaming Commission or the Nevada State Gaming Control Board as to the accuracy or adequacy of the prospectus or the investment merit of the offered securities, and any representation to the contrary is unlawful.

Any offer by us to sell our common stock requires the review of, and prior approval by, the Nevada Gaming Commission. On January 25, 2007, we received prior approval, referred to as the Shelf Approval, by the Nevada Gaming Commission to make public offerings for a period of two years, subject to certain conditions, which covers registered common stock issued after the date of the Shelf Approval. The Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada State Gaming Control Board and must be renewed at the end of the two-year approval period. The Shelf Approval applies to any affiliated company that is wholly owned by us, which is a publicly traded corporation or would thereby become a publicly traded corporation pursuant to a public offering. The Shelf Approval does not constitute a finding, recommendation or approval by the Nevada Gaming Commission as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

Changes in control of a Registered Corporation through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct, by which anyone obtains control, may not lawfully occur without the prior approval of the Nevada Gaming Commission. Entities seeking to acquire control of a Registered Corporation must meet the strict standards established by the Nevada State Gaming Control Board and the Nevada Gaming Commission prior to assuming control of a Registered Corporation. The Nevada Gaming Commission also may require persons who intend to become controlling stockholders, officers or directors, and other persons who expect to have a material relationship or involvement with the acquired company, to be investigated and licensed as part of the approval process.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada corporate gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Gaming Commission has established a regulatory scheme to minimize the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (i) assure the financial stability of corporate gaming licensees and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Gaming Commission before the Registered Corporation can make exceptional repurchases of voting securities above market price and before a corporate acquisition opposed by management can be consummated. The Nevada Gaming Control Act also requires prior approval of a plan of recapitalization proposed by the Registered Corporation's board of directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purpose of acquiring control of the Registered Corporation.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, must be paid to the State of Nevada and to the counties and cities in which gaming operations are conducted. These fees and taxes, depending upon their nature, are payable monthly, quarterly or annually and are based upon either a percentage of the gross revenues received or the number of gaming devices operated. Annual fees are also payable to the State of Nevada for renewal of licenses as an operator of a slot machine route, manufacturer and/or distributor.

Any person who is licensed, required to be licensed, registered, required to be registered, or who is under common control with any such persons, collectively, "Licensees", and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada State Gaming Control Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the

Nevada State Gaming Control Board of his or her participation outside of Nevada. The revolving fund is subject to increase or decrease at the discretion of the Nevada Gaming Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Gaming Control Act. Licensees also are subject to disciplinary action by the Nevada Gaming Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the non-Nevada gaming operations, fail to conduct the foreign gaming operations in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities or enter into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employ, contract with or associate with a person in the non-Nevada operations who has been denied a license or finding of suitability in Nevada on the ground of unsuitability.

Other Jurisdictions

All other jurisdictions that have legalized gaming require various licenses, registrations, findings of suitability, permits and approvals for manufacturers and distributors of gaming devices and equipment as well as licensure provisions related to changes in control. In general, such requirements involve restrictions similar to those of Nevada although some are more stringent and some are less stringent.

Federal Regulation

The Federal Gambling Devices Act of 1962, or the Federal Act, makes it unlawful, in general, for a person to manufacture, transport, or receive gaming machines, gaming machine type devices, and components across state lines or to operate gaming machines unless that person has first registered with the Attorney General of the United States. We have registered and must renew our registration annually. In addition, the Federal Act imposes various record keeping and equipment identification requirements. Violation of the Federal Act may result in seizure and forfeiture of the equipment, as well as other penalties.

Application of Future or Additional Regulatory Requirements

In the future, we intend to seek the necessary registrations, licenses, approvals and findings of suitability for us, our products and our personnel in other jurisdictions throughout the world where significant sales of our products are expected to be made. However, we may be unable to obtain these registrations, licenses, approvals or findings of suitability, which if obtained may be revoked, suspended or unsuitably conditioned. In addition, we may be unable to timely obtain, or to obtain at all, the necessary approvals for our future products as they are developed, even in those jurisdictions in which our existing products have been licensed or approved. If a registration, license, approval or finding of suitability is required by a regulatory authority and we fail to seek or do not receive the necessary registration, license, approval or finding of suitability, we may be prohibited from selling our products for use in that jurisdiction or may be required to sell our products through other licensed entities at a reduced profit.

Available Information

Our Internet address is www.progressivegaming.net. We make available free of charge through our Internet website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 1A. Risk Factors

You should consider carefully the following risk factors, together with all of the other information included in this Annual Report on Form 10-K. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

Risks Relating to Our Business

If we are unable to develop or introduce innovative products and technologies that gain market acceptance and satisfy consumer preferences, our current and future revenues will be adversely affected.

Our current and future performance is dependent upon the continued popularity of our existing products and technologies and our ability to develop and introduce new products and technologies that gain market acceptance and satisfy consumer preferences. The popularity of any of our gaming products and technologies may decline over time as consumer preferences change or as new, competing products or new technologies are introduced by our competitors. If we are unable to develop or market innovative products or technologies in the future, or if our current products or technologies become obsolete or otherwise noncompetitive, our ability to sustain current revenues from our existing customers or to generate additional revenues from existing or new customers would be adversely affected, which, in turn, could materially reduce our profitability and growth potential. In addition, the introduction of new and innovative products and technologies by our competitors that are successful in meeting consumer preferences also could materially reduce our competitiveness and adversely affect our revenues and our business.

The development of new products and technologies requires a significant investment by us prior to any of the products or technologies becoming available for the market. New products, such as new games and refresher versions of our existing games, may not gain popularity with gaming patrons, or may not maintain any popularity achieved. In the event any new products or technologies fail to gain market acceptance or appeal to consumer preferences, we may be unable to recover the cost of developing these products or technologies.

We are defendants in two litigation matters that could result in substantial costs and divert management's attention and resources.

Commencing on November 28, 2005, four similar purported class action complaints were filed in the United States District Court for the District of Nevada naming the Company and two of our officers as defendants, and seeking unspecified money damages under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaints all alleged that during a "class period" beginning in early 2005 and ending on October 19, 2005, the defendants misled the Company's investors concerning the prospective application of SFAS No. 153 to the Company's financial statements for the third quarter of 2005. The complaints were consolidated into a single action, and plaintiffs filed their amended complaint on April 13, 2006, which also asserted claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. Defendants filed a motion to dismiss the amended complaint. On August 31, 2006, the court denied the motions with regard to the Sections 11 and 15 claims, but dismissed the other claims, with leave to amend. The parties have reached a tentative settlement, subject to the completion of confirmatory discovery and court approval, and as a result, the court has stayed plaintiffs' filing of a second amended complaint. The court has ordered the parties to submit settlement documentation for preliminary approval by March 2, 2007. On March 7, 2007, the Court preliminarily approved the settlement between the parties. The Court is expected to hold a hearing on June 6, 2007 to render a final ruling on the settlement.

Separately, we were sued by Derek Webb and related plaintiffs in the U.S. District Court, Southern District of Mississippi, Jackson Division, or the Court, in a case filed on December 27, 2002. The plaintiffs alleged state law interference with business relations claims and federal antitrust violations and contend that we illegally restrained trade and attempted to monopolize the proprietary table game market in the United States. At trial, plaintiffs sought monetary damages, penalties and attorneys' fees in excess of several million dollars based on the attempted monopolization claims only. In a jury verdict, the plaintiff has been awarded the sum of $13 million for his claims, which amount has been trebled to $39 million in accordance with applicable law. The plaintiffs have also filed a motion seeking attorneys' fees and costs of approximately $4.7 million. We have filed post-trial claims for relief and, if necessary, intend to initiate the appeals process. While we and outside counsel believe it is probable that the jury verdict will be overturned or reversed as a result of the post trial motions, the

Court could uphold the jury verdict and/or reject our post-trial efforts, and any appeals we make in this matter may be denied. In addition we may be required to post a bond for the full amount of the jury verdict as a condition to pursuing an appeal. There can be no assurance that we would be in a position financially to post a bond of this magnitude to permit the appeal process to proceed. Even if successful in posting a bond of this magnitude, this requirement could have a material adverse effect on our financial position, results of operations and liquidity, up to and including impacting our ability to continue as a going concern or forcing the Company to seek protection under Federal Bankruptcy laws.

We intend to vigorously defend ourselves against these claims. However, no assurances can be made that we will be successful in our defense of the pending claims. If we are not successful in our defense of such claims, we could be forced to, among other things, make significant payments to resolve these claims or post significant bonds to pursue appeals, and such payments and/or bonds could have a material adverse effect on our business, financial condition and results of operations. Further, regardless of the outcome of the foregoing matters, these litigation matters themselves may result in substantial costs and divert management's attention and resources, all of which could adversely affect our business.

Our cash flow from operations and available credit may not be sufficient to meet our capital requirements and, as a result, we could be dependent upon future financing, which may not be available.

Historically, we have not generated sufficient cash flow from operations to satisfy our capital requirements and have relied upon debt and equity financing arrangements to satisfy such requirements. Should such financing arrangements be required but unavailable in the future, this will pose a significant risk to our liquidity and ability to meet operational and other cash requirements. There can be no assurance that future financing arrangements will be available on acceptable terms, or at all. If we are unable to maintain existing financing arrangements, or obtain future financing, on terms acceptable to us, this may pose a significant risk to our liquidity and ability to meet operational and other cash requirements.

The table and slot games business segment has historically been capital-intensive, and while we have repositioned our business away from assembling hardware, our business may remain capital-intensive depending on a number of factors, including, but not limited to, our ability to continue to use the existing slot machines we own or lease from a third party, or our success in providing popular and innovative game content ideas for slot machines such that a manufacturer of slot machines would agree to provide slot machines which incorporate our game content in exchange for a portion of revenues earned from the sale or leasing arrangement with a casino. If we are not successful in these areas, among others, we may be required to continue expending significant capital outlays related to this business segment.

We may not be able to obtain additional capital to fund these outlays or to take advantage of future opportunities or respond to changing demands of customers and competitors.

If we are unable to rapidly develop new technologies, our products and technologies may become obsolete or noncompetitive.

The gaming sector is characterized by the rapid development of new technologies and continuous introduction of new products. In addition to requiring a strong pipeline of proprietary games, our success is dependent upon new product development and technological advancements, including the continued development and commercialization of the Table iD™ system, our cashless technology, table player tracking technologies, central server-based products and technologies, progressive jackpot systems and integrated management systems. The markets in which we compete are subject to frequent technological changes, and one or more of our competitors may develop alternative technologies or products for bonusing, progressive jackpots, slot accounting, cashless technology, player tracking or game promotions, or a superior game platform which may not be made available to us. While we expend a significant amount of resources on research and development and product enhancement, we may not be able to continue to improve and market our existing products or technologies or develop and market new products at a rapid enough pace. Further technological developments may cause our products or technologies to become obsolete or noncompetitive.

If our current or proposed products or technologies do not receive regulatory approval, our revenue and business prospects will be adversely affected.

Our products and technologies are in various stages of development. Our development efforts are dependent on factors such as obtaining requisite governmental approvals. Each of these products and technologies requires separate regulatory approval in each market in which we do business, and this regulatory approval may either not be granted at all or not be granted in a timely manner, for reasons primarily outside of our control. In addition, we cannot predict with any accuracy which jurisdictions or markets, if any, will accept and which authorities will approve the operation of our gaming products and technologies, or the timing of any such approvals. A lack of regulatory approval for our new games or other products and technologies, or refresher versions of our existing games or other products and technologies, or delays in obtaining necessary regulatory approvals, will adversely affect our revenues and business prospects.

For example, RFID (radio frequency identification), CJS (Casino Jackpot Station) and central server-based gaming represent three of our key strategic initiatives over the next several years. While we are moving forward with the regulators in various jurisdictions to obtain required approvals, we are at various stages in the approval and development process for each initiative. We cannot assure you that we will receive the necessary approvals in all of the jurisdictions we have sought approval nor can we assure you that there will not be any production delays in developing and distributing these products and technologies. Any delay in production or in the regulatory process, or a denial of regulatory approval altogether, for any one of these initiatives will adversely impact our revenues and business.

If our products or technologies currently in development do not achieve commercial success, our revenue and business prospects will be adversely affected.

While we are pursuing and will continue to pursue product and technological development opportunities, there can be no assurance that such products or technologies will come to fruition or become successful. Furthermore, while a number of those products and technologies are being tested, we cannot provide any definite date by which they will be commercially viable and available, if at all. We may experience operational problems with such products after commercial introduction that could delay or prevent us from generating revenue or operating profits. Future operational problems could increase our costs, delay our plans or adversely affect our reputation or our sales of other products which, in turn, could materially adversely affect our success. We cannot predict which of the many possible future products or technologies currently in development will meet evolving industry standards and consumer demands. We cannot assure you that we will be able to adapt to technological changes or offer products on a timely basis or establish or maintain a competitive position.

We may not be successful in forming or maintaining strategic alliances with other companies, which could negatively affect our product offerings and sales.

Our business is becoming increasingly dependent on forming or maintaining strategic alliances with other companies, and we may not be able to form or maintain alliances that are important to ensure that our products and technologies are compatible with third-party products and technologies, to enable us to license our products and technologies to potential new customers and into potential new markets, and to enable us to continue to enter into new agreements with our existing customers. There can be no assurance that we will identify the best alliances for our business or that we will be able to maintain existing relationships with other companies or enter into new alliances with other companies on acceptable terms or at all. The failure to maintain or establish successful strategic alliances could have a material adverse effect on our business or financial results. If we cannot form and maintain significant strategic alliances with other companies as our target markets and technology evolve, the sales opportunities for our products and technologies could deteriorate.

If any conflicts arise between us and any of our alliance partners, our reputation, revenues and cash position could be significantly harmed.

Conflicts may arise between us and our alliance partners, such as conflicts concerning licensing and royalty fees, development or distribution obligations, the achievement of milestones or the ownership or protection of intellectual property developed by the alliance or otherwise. Any such disagreement between us and an alliance partner could result in one or more of the following, each of which could harm our reputation, result in a loss of revenues and a reduction in our cash position:

- unwillingness on the part of an alliance partner to pay us license fees or royalties we believe are due to us under the strategic alliance;
- uncertainty regarding ownership of intellectual property rights arising from our strategic alliance activities, which could result in litigation, permit third parties to use certain of our intellectual property or prevent us from utilizing such intellectual property rights and from entering into additional strategic alliances;
- unwillingness on the part of an alliance partner to keep us informed regarding the progress of its development and commercialization activities, or to permit public disclosure of the results of those activities;
- slowing or cessation of an alliance partner's development or commercialization efforts with respect to our products or technologies;
- delays in the introduction or commercialization of products or technologies; or
- termination or non-renewal of the strategic alliance.

In addition, certain of our current or future alliance partners may have the right to terminate the strategic alliance on short notice. Accordingly, in the event of any conflict between the parties, our alliance partners may elect to terminate the agreement or alliance prior to completion of its original term. If a strategic alliance is terminated prematurely, we would not realize the anticipated benefits of the strategic alliance, our reputation in the industry and in the investment community may be harmed and our stock price may decline.

In addition, in certain of our current or future strategic alliances, we may agree not to develop products independently, or with any third party, directly competitive with the subject matter of our strategic alliances. Our strategic alliances may have the effect of limiting the areas of research, development and/or commercialization that we may pursue, either alone or with others. Under certain circumstances, however, our alliance partners may research, develop, or commercialize, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these strategic alliances. For example, as part of our joint development arrangement with IGT and Shuffle Master, we agreed not to manufacture or sell our intelligent shoe products for a three-year period.

If our remaining brand license agreements with content providers are terminated or are not renewed, or if we breach our obligations under any license agreement, our revenues could be reduced.

Revenues from our slot and table games segment are derived primarily from the popularity of our branded table and slot games, including licensed brands such as World Series of Poker®, Caribbean Stud®, KISS®, Beach Boys®, Garfield®, and certain Hasbro brands, among others. We generally develop these games under multi-year license agreements which contain options to renew.

Any termination or failure to renew a license agreement with our branded content providers could have a material, adverse effect on our revenues and operations. For example, Hasbro declined to renew the Yahtzee and Battleship brands with us as of December 15, 2004. In addition, we are engaged in litigation with Hasbro related to a claim for past due royalties on slot game titles that we licensed from Hasbro, and we cannot assure you that this litigation will be resolved or that Hasbro will renew other license agreements with us for other Hasbro brands. For example, in the second quarter of 2006 our Clue® and Trivial Pursuit® license arrangements with Hasbro expired.

Each license agreement contains provisions that obligate us to perform in a certain manner. If we breach these obligations, the licensor may terminate the license agreement following a specified period that varies from immediate termination to thirty days, depending upon the agreement and the type of breach. In addition, any breach of our obligations may adversely affect our relationship with the licensor, as well as deter the licensor and other third parties from licensing additional brands to us. Our ability to renew certain of our license agreements for an additional term may be conditioned upon our having paid minimum royalties to the licensor during the applicable initial term. If we do not generate sufficient revenues to pay the minimum royalties or otherwise are unable to renew any of our license agreements with the licensor, our future revenues may be materially reduced.

Our failure to protect, maintain and enforce our existing intellectual property or secure, maintain and enforce such rights for new proprietary technology could adversely affect our future growth and success.

Our ability to successfully protect our intellectual property is essential to our success. We protect our intellectual property through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Certain of our existing and proposed products are covered by patents issued in the United States, which may differ from patent protection in foreign jurisdictions, where our intellectual property may not receive the same degree of protection as it would in the United States. In addition, in many countries intellectual property rights are conditioned upon obtaining registrations for trademarks, patents and other rights, and we have not obtained such registrations in all relevant jurisdictions. Failure to effectively protect our intellectual property could significantly impair our competitive advantage and adversely affect our revenues and the value of our common stock.

Our future success is also dependent upon our ability to secure our rights in any new proprietary technology that we develop. We file trademark, copyright and patent applications to protect intellectual property rights for many of our trademarks, proprietary games, gaming products and improvements to these products. Our failure to obtain federal protection for our patents and trademarks could cause us to become subject to additional competition and could have a material adverse effect on our future revenues and operations. In addition, any of the patents that we own, acquire or license may be determined to be invalid or otherwise unenforceable and would, in such case, not provide any protection with respect to the associated intellectual property rights.

If we are unable to effectively promote our trademarks, our revenues and results of operations may be materially adversely affected.

We intend to promote the trademarks that we own and license from third parties to differentiate ourselves from our competitors and to build goodwill with our customers. These promotion efforts will require certain expenditures on our part. However, our efforts may be unsuccessful and these trademarks may not result in the competitive advantage that we anticipate. In such event, our revenues and results of operations may be materially adversely affected by the costs and expenses related to the promotion of such trademarks.

Our competitors may develop non-infringing products or technologies that adversely affect our future growth and revenues.

It is possible that our competitors will produce proprietary games or gaming products similar to ours without infringing on our intellectual property rights. We also rely on unpatented proprietary technologies. It is possible that others will independently develop the same or similar technologies or otherwise obtain access to the unpatented technologies upon which we rely for future growth and revenues. In addition, to protect our trade secrets and other proprietary information, we generally require employees, consultants, advisors and strategic partners to enter into confidentiality agreements or agreements containing confidentiality provisions. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Failure to meaningfully protect our trade secrets, know-how or other proprietary information could adversely affect our future growth and revenues.

We may incur significant litigation expenses protecting our intellectual property or defending our use of intellectual property, which may have a material adverse effect on our cash flow.

Significant litigation regarding intellectual property exists in our industry. Competitors and other third parties may infringe our intellectual property rights. Alternatively, competitors may allege that we have infringed their intellectual property rights. For example, Interactive Systems Worldwide, Inc. sued us for patent infringement in the fourth quarter of 2005. Any claims, even those made by third parties which are without merit, could:

- be expensive and time consuming to defend resulting in the diversion of management's attention and resources;
- cause one or more of our patents to be ruled or rendered unenforceable or invalid, or require us to cease making, licensing or using products or systems that incorporate the challenged intellectual property; or
- require us to spend significant time and money to redesign, reengineer or rebrand our products or systems if feasible.

See "Item 3. Legal Proceedings" in this Annual Report on Form 10-K for a description of various legal proceedings in which we are involved.

If we are found to be infringing on a third-party's intellectual property rights, we may be forced to discontinue certain products or technologies, pay damages or obtain a license to use the intellectual property, any of which may adversely affect our future growth and revenues.

If we are found to be infringing on a third party's intellectual property rights, we may be forced to discontinue certain products or the use of certain competitive technologies or features, which may have a material adverse effect on our future growth and revenues. Alternatively, if the company holding the applicable patent is willing to give us a license that allows us to develop, manufacture or market our products or technologies, we may be required to obtain a license from them. Such a license may require the payment of a license, royalty or similar fee or payment and may limit our ability to market new products or technologies, which would adversely affect our future growth and revenues. In addition, if we are found to have committed patent infringement we may be obligated to pay damages or be subject to other remedies, which could adversely affect the value of our common stock.

Some of our products may contain open source software which may be subject to restrictive open source licenses requiring us to make our source code available to third parties and potentially granting third parties certain rights to the software.

Some of our products may contain open source software which may be subject to restrictive open source licenses. Some of these licenses may require that we make our source code related to the licensed open source software available to third parties and/or license such software under the terms of a particular open source license potentially granting third parties certain rights to the software. We may incur legal expenses in defending against claims that we did not abide by such licenses. If our defenses are unsuccessful we may be enjoined from distributing products containing such open source software, be required to make the relevant source code available to third parties, be required to grant third parties certain rights to the software, be subject to potential damages or be required to remove the open source software from our products. Any of these outcomes could disrupt our distribution and sale of related products and adversely affect our revenues and the value of our common stock.

We depend upon our ability to obtain licenses for popular intellectual properties and our failure to secure such licenses on acceptable terms could adversely affect our future growth and success.

Our future success depends upon our ability to obtain licenses for popular intellectual properties. World Series of Poker®, KISS®, Ripley's Believe It Or Not!®, and Garfield are among the intellectual properties that we currently license from third parties. We may not be successful in obtaining licenses for popular intellectual properties. Even if we are successful in these efforts, we may not have the ability to adapt or deploy them for the development of casino games, or be able to control or accurately predict the timing or cost of such development efforts or the commercial success of the resulting games.

The Public Company Accounting Oversight Board, or PCAOB, is conducting an inspection of our external auditors BDO Seidman LLP and their audit of our financial statements as of and for the years ended December 31, 2004 and December 31, 2005.

Section 104 of the Sarbanes-Oxley Act of 2002 requires the Public Company Accounting Oversight Board, or PCAOB, to conduct reviews of registered public accounting firms. The Sarbanes-Oxley Act of 2002 requires the PCAOB to conduct those inspections annually for firms that provide audit reports for more than 100 issuers. We have been informed that the PCAOB is conducting a review of BDO Seidman LLP, our previous independent registered public accounting firm. As part of this review, the PCAOB selected, among others, to review BDO Seidman's audit of our financial statements as of and for the years ended December 31, 2004 and December 31, 2005. In the fourth quarter of 2006 we were informed that, as part of its review of BDO Seidman's audit of our financial statements as of and for the year ended December 31, 2004, the PCAOB had issued to BDO Seidman a draft comment regarding the manner in which we recognized a portion of the revenue attributable to a strategic licensing agreement we entered into in 2004.

We discussed this matter with the staff of the Securities and Exchange Commission (SEC) under the established guidelines for "Consulting with the Office of the Chief Accountant." The Office of the Chief Accountant concluded that, with respect to a portion of the revenue recognized under the licensing agreement, a method of accounting different from that utilized by the Company should have been applied. As a result, commencing in the fourth quarter of 2006 we applied the method of accounting suggested by the PCAOB and the Office of the Chief Accountant. The PCAOB's inspection of BDO Seidman is ongoing and there can be no assurance as to when it will be completed. Further, we cannot assure you that in the course of this inspection, the PCAOB will not identify additional information contained in our historical financial statements which it believes could have been reported differently, or the impact of any such items on our historical or future financial statements.

We operate in a highly competitive market and may be unable to successfully compete which may harm our operating results.

We compete with a number of developers, manufacturers and distributors of similar products and technologies. Many of our competitors are large companies that have greater access to capital, marketing and development resources than we have. Larger competitors may have more resources to devote to research and development and may be able to more efficiently and effectively obtain regulatory approval. In addition, competitors with a larger installed base of games have an advantage in retaining the most space and best placement in casinos. These competitors may also have the advantage of being able to convert their installed games to newer models in order to maintain their share of casino floor space. Similarly, the casino management systems market is highly competitive. Pricing, product features and functionality, accuracy and reliability are key factors in determining a provider's success in selling its system. Because of the high initial costs of installing a computerized monitoring system, customers for such systems generally do not change suppliers once they have installed a system. This may make it difficult for us to attract customers who have existing computerized monitoring systems.

Our business and revenues will be negatively affected if we are unable to compete effectively in the markets for our products and technologies. New competitors also may enter our key markets. Numerous factors may affect our ability to successfully compete and thus affect our future performance, including:

- the relative popularity of our existing products and our ability to develop and introduce appealing new products;
- our ability to obtain adequate space and favorable placement on casino gaming floors;
- our ability to maintain existing regulatory approvals and to obtain further regulatory approvals as needed; and
- our ability to enforce our existing intellectual property rights and to adequately secure, maintain and protect rights for new products.

If gaming operators cancel the placement of our games or do not agree to recurring revenue arrangements, our revenues and growth could be adversely affected.

Under the terms of our current arrangements with gaming operators, our installed base of games may be replaced by competing products under certain circumstances, thus ending the recurring revenue stream or arrangement with such operator. Such replacement may result from competition, changes in economic conditions, technological requirements, obsolescence or declining popularity. For example, from June 30, 2005 to December 31, 2006, our installed base of slot games under periodic fee arrangements decreased 82% from 1,024 to 189. During 2005, we commenced the process of repositioning our existing slot platform, which includes a focus on developing content through third-party developers. Our goal is to transition from the prior model to slot games delivered in a central server-based environment.

Furthermore, prominent placement of our games on the casino floor is necessary to maximize the amount of recurring revenues derived from each of our games. Our leases do not require the gaming operators to place our games in prominent locations. If we fail to maintain prominent locations in casinos, our games may not be played, resulting in a reduction of our recurring revenues.

We have historically placed our proprietary games in casinos primarily under leases which provide for a fixed rental payment or on the basis of revenue participation in the game's operating results. Most of these lease agreements are for 12 to 36 months and are subject to cancellation by the operator that may involve 30- or 60-day prior notice of cancellation. We will continue to follow this model to the extent that there is interest amongst our customers.

The gaming industry is highly regulated, and we must adhere to various regulations and maintain our licenses to continue our operations.

The distribution of gaming products and conduct of gaming operations are extensively regulated by various domestic and foreign gaming authorities. Although the laws of different jurisdictions vary in their technical requirements and are amended from time-to-time, virtually all jurisdictions in which we operate require registrations, licenses, findings of suitability, permits and other approvals, as well as documentation of qualifications, including evidence of the integrity, financial stability and responsibility of our officers, directors, major stockholders and key personnel. If we fail to comply with the laws and regulations to which we are subject, the applicable domestic or foreign gaming authority may impose significant penalties and restrictions on our operations, resulting in a material adverse effect on our revenues and future business. See "Item 1. Business – Government Regulation" in this Annual Report for a description of the regulations that apply to our business.

Future authorizations or regulatory approvals may not be granted in a timely manner or at all which would adversely affect our results of operations.

We will be subject to regulation in any other jurisdiction where our customers may operate in the future. Future authorizations or approvals required by domestic and foreign gaming authorities may not be granted at all or as timely as we would like, and current or future authorizations may not be renewed. In addition, we may be unable to obtain the authorizations necessary to operate new products or new technologies or to operate our current products or technologies in new markets. In either case, our results of operations would likely be adversely affected. Gaming authorities can also place burdensome conditions and limits on future authorizations and approvals. If we fail to maintain or obtain a necessary registration, license, approval or finding of suitability, we may be prohibited from selling our products or technologies for use in the jurisdiction, or we may be required to sell them through other licensed entities at a reduced profit. The continued growth of markets for our products and technologies is contingent upon regulatory approvals by various federal, state, local and foreign gaming authorities. We cannot predict which new jurisdictions or markets, if any, will accept and which authorities will approve the operation of our gaming products and technologies, the timing of any such approvals or the level of our penetration in any such markets.

Enforcement of remedies or contracts against Native American tribes could be difficult.

Many of our contracts with Native American tribes are subject to sovereign immunity and tribal jurisdiction. If a dispute arises with respect to any of those agreements, it could be difficult for us to protect our rights. Native American tribes generally enjoy sovereign immunity from suit similar to that enjoyed by individual states and the United States. In order to sue a Native American tribe (or an agency or instrumentality of a Native American tribe), the tribe must have effectively waived its sovereign immunity with respect to the matter in dispute. Moreover, even if a Native American tribe were to waive sovereign immunity, such waiver may not be valid and in the absence of an effective waiver of sovereign immunity by a Native American tribe, we could be precluded from judicially enforcing any rights or remedies against that tribe.

Our business is closely tied to the casino industry and factors that negatively impact the casino industry may also negatively affect our ability to generate revenues.

Casinos and other gaming operators represent a significant portion of our customers. Therefore, factors that may negatively impact the casino industry may also negatively impact our future revenues. If casinos experience reduced patronage, revenues may be reduced as our games may not perform well and may be taken off of the casino floor altogether.

The level of casino patronage, and therefore our revenues, are affected by a number of factors beyond our control, including:

- general economic conditions;
- levels of disposable income of casino patrons;
- downturn or loss in popularity of the gaming industry in general, and table and slot games in particular;
- the relative popularity of entertainment alternatives to casino gaming;
- the growth and number of legalized gaming jurisdictions;
- local conditions in key gaming markets, including seasonal and weather-related factors;
- increased transportation costs;
- acts of terrorism and anti-terrorism efforts;
- changes or proposed changes to tax laws;

- increases in gaming taxes or fees;
- legal and regulatory issues affecting the development, operation and licensing of casinos;
- the availability and cost of capital to construct, expand or renovate new and existing casinos;
- the level of new casino construction and renovation schedules of existing casinos; and
- competitive conditions in the gaming industry and in particular gaming markets, including the effect of such conditions on the pricing of our games and products.

These factors significantly impact the demand for our products and technologies.

The gaming industry is sensitive to declines in the public acceptance of gaming. Public opinion can negatively affect the gaming industry and our future performance.

In the event that there is a decline in public acceptance of gaming, this may affect our ability to do business in some markets, either through unfavorable legislation affecting the introduction of gaming into emerging markets, or through legislative and regulatory changes in existing gaming markets which may adversely affect our ability to continue to sell and lease our games in those jurisdictions, or through resulting reduced casino patronage. We cannot assure you that the level of support for legalized gaming or the public use of leisure money in gaming activities will not decline.

Economic, political and other risks associated with our international sales and operations could adversely affect our operating results.

Since we sell our products worldwide, our business is subject to risks associated with doing business internationally. Our sales to customers outside the United States, primarily Canada, the United Kingdom and Australia accounted for approximately 46.7% of our consolidated revenue for the year ended December 31, 2006. We expect the percentage of our international sales to continue to increase in 2007. Accordingly, our future results could be harmed by a variety of factors, including:

- changes in foreign currency exchange rates;
- exchange controls;
- changes in regulatory requirements;
- costs to comply with applicable laws;
- changes in a specific country's or region's political or economic conditions;
- tariffs and other trade protection measures;
- import or export licensing requirements;
- potentially negative consequences from changes in tax laws;
- different regimes controlling the protection of our intellectual property;
- difficulty in staffing and managing widespread operations;
- changing labor regulations;
- requirements relating to withholding taxes on remittances and other payments by subsidiaries;
- restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;
- restrictions on our ability to repatriate dividends from our subsidiaries; and
- violations under the Foreign Corrupt Practices Act.

Holders of our common stock are subject to the requirements of the gaming laws of all jurisdictions in which we are licensed.

Pursuant to applicable laws, gaming regulatory authorities in any jurisdiction in which we are subject to regulation may, in their discretion, require a holder of any of our securities to provide information, respond to questions, make filings, be investigated, licensed, qualified or found suitable to own our securities. Moreover, the holder of the securities making any such required application is generally required to pay all costs of the investigation, licensure, qualification or finding of suitability.

If any holder of our securities fails to comply with the requirements of any gaming authority, we have the right, at our option, to require such holder to dispose of such holder's securities within the period specified by the applicable gaming law or to redeem the securities to the extent required to comply with the requirements of the applicable gaming law.

Additionally, if a gaming authority determines that a holder is unsuitable to own our securities, such holder will have no further right to exercise any voting or other rights conferred by the securities, to receive any dividends, distributions or other economic benefit or payments with respect to the securities or to continue its ownership or economic interest in our securities. We can be sanctioned if we permit any of the foregoing to occur, which may include the loss of our licenses.

We may not realize the benefits we expect from the acquisitions of VirtGame and EndX.

We will need to overcome significant challenges to realize any benefits or synergies from our acquisitions of VirtGame and EndX. These challenges include the timely, efficient and successful execution of a number of post-transaction integration activities, including:

- integrating the technologies of the companies;
- entering markets in which we have limited or no prior experience;
- obtaining regulatory approval for the central server-based technology;
- successfully completing the development of VirtGame and EndX technologies;
- developing commercial products based on those technologies;
- retaining and assimilating the key personnel of each company;
- attracting additional customers for products based on VirtGame or EndX technologies;
- implementing and maintaining uniform standards, controls, processes, procedures, policies and information systems; and
- managing expenses of any undisclosed or potential legal liability of VirtGame or EndX.

The process of integrating operations and technology could cause an interruption of, or loss of momentum in, the activities of one or more of our businesses and the loss of key personnel. The diversion of management's attention and any delays or difficulties encountered in connection with the integration of VirtGame and EndX technologies could have an adverse effect on our business, results of operations or financial condition. We may not succeed in addressing these risks or any other problems encountered in connection with these transactions. The inability to successfully integrate the technology and personnel of VirtGame and EndX, or any significant delay in achieving integration, including regulatory approval delays, could have a material adverse effect on us and, as a result, on the market price of our common stock.

Future acquisitions could prove difficult to integrate, disrupt our business, dilute stockholder value and strain our resources.

As part of our business strategy, we intend to continue to seek to acquire businesses, services and technologies that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities, provide us with valuable customer contacts or otherwise offer growth opportunities. If we fail to achieve the anticipated benefits of any acquisitions we complete, our business, operating results, financial condition and prospects may be impaired. Acquisitions and investments involve numerous risks, including:

- difficulties in integrating operations, technologies, services, accounting and personnel;
- difficulties in supporting and transitioning customers of our acquired companies to our technology platforms and business processes;
- diversion of financial and management resources from existing operations;
- difficulties in obtaining regulatory approval for technologies and products of acquired companies;
- potential loss of key employees;
- dilution of our existing stockholders if we finance acquisitions by issuing convertible debt or equity securities, which dilution could adversely affect the market price of our stock;
- inability to generate sufficient revenues to offset acquisition or investment costs; and
- potential write-offs of acquired assets.

Acquisitions also frequently result in recording of goodwill and other intangible assets, which are subject to potential impairments in the future that could harm our operating results. It is also possible that at some point in the future we may decide to enter new markets, thus subjecting ourselves to new risks associated with those markets.

Our business will be seriously jeopardized if we are unable to attract and retain key employees.

Our success depends on the continued contributions of our principal management, development and scientific personnel, and the ability to hire and retain key personnel, particularly in the technology area as we transition our business from manufacturing and distribution of slot machines and other hardware to game content and technology and continue to grow our existing businesses. We face intense competition for such personnel. The loss of services of any principal member of our management team could adversely impact our operations and ability to raise additional capital.

If our products or technologies contain defects, our reputation could be harmed and our results of operations adversely affected.

Some of our products and technologies are complex and may contain undetected defects. The occurrence of defects or malfunctions could result in financial losses for our customers and in turn termination of leases, licenses, cancellation of orders, product returns and diversion of our resources. Any of these occurrences could also result in the loss of or delay in market acceptance of our products or technologies and loss of sales.

As our business is subject to quarterly fluctuation, our operating results and stock price could be volatile, particularly on a quarterly basis.

Our quarterly revenue and net income may vary based on the timing of the opening of new gaming jurisdictions, the opening or closing of casinos or the expansion or contraction of existing casinos, gaming regulatory approval or denial of our products and corporate licenses, the introduction of new products or the seasonality of customer capital budgets, and our operating results have historically been lower in quarters with lower sales. In addition, historically, up to approximately 40% of our revenues have been based on cash-based licensing transactions, the majority of which are generated from intellectual property, content and technology licensing activities. Most of these non-recurring transactional revenues are from gaming supplier original equipment manufacturers, or OEMs, and service providers. Each such transaction is unique, depending on the nature, size, scope and breadth of the intellectual property, content, or technology that is being licensed and/or the rights the licensee or the buyer wishes to obtain. Also, these licensing transactions often take several months, and in some cases, several quarters, to negotiate and consummate. As a result, our quarterly revenues and net income may vary based on how and when we record these cash-based transactions, and our operating results and stock price could be volatile, particularly on a quarterly basis.

We have substantial debt and debt service requirements, which could have an adverse impact on our business and the value of our common stock.

On December 31, 2006, our total outstanding debt was approximately $62.2 million. On August 4, 2006, we entered into a $22.5 million, three-year revolving credit facility to replace the existing $10 million facility we entered into in April 2006. Outstanding principal under the facility will bear interest at a reference rate of interest plus an applicable margin (currently 11.75%) or a LIBOR rate plus an applicable margin. We may incur additional debt in the future. Substantial debt may make it more difficult for us to operate and effectively compete in the gaming industry. The degree to which we and/or one or more of our subsidiaries are leveraged could have important adverse consequences on our value as follows:

- it may be difficult for us to make payments on our outstanding indebtedness;
- a significant portion of our cash flows from operations must be dedicated to debt service and will not be available for other purposes that would otherwise be operationally value-enhancing uses of such funds;
- our ability to borrow additional amounts for working capital, capital expenditures, potential acquisition opportunities and other purposes may be limited;
- we may be limited in our ability to withstand competitive pressures and may have reduced financial flexibility in responding to changing business, regulatory and economic conditions in the gaming industry;
- we may be at a competitive disadvantage because we may be more highly leveraged than our competitors and, as a result, more restricted in our ability to invest in our growth and expansion;
- it may cause us to fail to comply with applicable debt covenants and could result in an event of default that could result in all of our indebtedness being immediately due and payable; and
- if new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

Realization of any of these factors could adversely affect our financial condition and results of operations.

We may be forced to reduce or delay growth initiatives and capital expenditures, obtain additional equity capital or restructure our debt if we are unable to generate sufficient cash flow to meet our debt service requirements.

Our ability to generate cash flow from operations sufficient to make scheduled payments on our debts as they become due will depend upon our future performance and ability to successfully implement our business strategy.

Our performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Many of these factors are beyond our control. Our current annual debt service requirements are approximately $7.4 million.

If our future cash flows and capital resources are insufficient to meet our debt obligations and commitments, we may be forced to reduce or delay activities and capital expenditures, obtain additional equity capital or restructure or refinance our debt. In the event that we are unable to do so, we may be left without sufficient liquidity and we may not be able to meet our debt service requirements. If we fail to comply with the terms of our debt obligations, including the terms of our senior secured term loan and our 11.875% senior secured notes due 2008, our lenders will have the right to accelerate the maturity of that debt and foreclose upon the collateral securing that debt. Substantially all of our assets are pledged as security to the lenders under our senior secured term loan and holders of our Notes. The ability of our stockholders to participate in the distribution of our assets upon our liquidation or recapitalization will be subject to the prior claims of our secured and unsecured creditors. Any foreclosure of our assets by such creditors will materially reduce the assets available for distribution to our stockholders.

Our lenders have imposed numerous debt covenants that include financial and operating restrictions that may adversely affect how we conduct our business and potentially reduce our revenues and affect the value of our common stock.

We expect to continue to be subject to numerous covenants in our debt agreements that impose financial and operating restrictions on our business. These restrictions may affect our ability to operate our business, may limit our ability to take advantage of potential business opportunities as they arise, and may adversely affect the conduct and competitiveness of our current business, which could in turn reduce our revenues and thus affect the value of our common stock. Specifically, these covenants may place restrictions on our ability to, among other things:

- incur more debt;
- pay dividends, redeem or repurchase our stock or make other distributions;
- make acquisitions or investments;
- use assets as security in other transactions;
- enter into transactions with affiliates;
- merge or consolidate with others;
- dispose of assets or use asset sale proceeds;
- create liens on our assets;
- extend credit;
- amend agreements related to existing indebtedness; or
- amend our material contracts.

The terms of our indebtedness require that we meet a number of financial ratios and tests on a quarterly and annual basis, including senior debt leverage ratio, total debt leverage ratio, a minimum EBITDA test, a minimum cash plus availability test and a minimum interest coverage test. Our ability to meet these ratios and tests and to comply with other provisions governing our indebtedness may be affected by changes in economic or business conditions or other events beyond our control. Our failure to comply with our debt-related obligations could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness, including without limitation, our senior secured term loan and our senior secured notes. This in turn could have a material adverse effect on our operations, our revenues and thus our common stock value.

Additionally, the covenants governing our indebtedness restrict the operations of our subsidiaries, including, in some cases, limiting the ability of our subsidiaries to make distributions to us, and these limitations could impair our ability to meet such financial ratios and tests.

Lastly, we are required by our senior secured notes to offer to repurchase or make certain payments on our debt at times when we may lack the financial resources to do so, such as upon a change of control. These expenditures may materially and adversely affect our liquidity and our ability to maintain or grow our business as payments to satisfy the debt will be diverted away from any investment in the growth of our business, thus potentially affecting the value of our common stock.

Risks Relating to Our Securities

The share price of our common stock may be volatile and could decline substantially.

The trading price of our common stock has been volatile and is likely to continue to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of issues including broad market factors that may have a material adverse impact on our stock price, regardless of actual performance. These factors include:

- periodic variations in the actual or anticipated financial results of our business or of our competitors;
- downward revisions in securities analysts' estimates of our future operating results or of the future operating results of our competitors;
- material announcements by us or our competitors;
- quarterly fluctuations in non-recurring revenues from cash-based licensing transactions;
- public sales of a substantial number of shares of our common stock; and
- adverse changes in general market conditions or economic trends or in conditions or trends in the markets in which we operate.

If our quarterly results are below the expectations of securities market analysts and investors, the price of our common stock may decline.

Many factors, including those described in this "Risk Factors" section, can affect our business, financial condition and results of operations, which makes the prediction of our financial results difficult. These factors include:

- changes in market conditions that can affect the demand for the products we sell;
- quarterly fluctuations in non-recurring revenues from cash-based licensing transactions;
- general economic conditions that affect the availability of disposable income among consumers; and
- the actions of our competitors.

If our quarterly operating results fall below the expectations of securities market analysts and investors due to these or other risks, securities analysts may downgrade our common stock and some of our stockholders may sell their shares, which could adversely affect the trading prices of our common stock. Additionally, in the past, companies that have experienced declines in the trading price of their shares due to events of this nature have been the subject of securities class action litigation. If we become involved in a securities class action litigation in the future, it could result in substantial costs and diversion of our management's attention and resources, thus harming our business.

Future sales of our common stock may depress our stock price.

The market price for our common stock could decline as a result of sales by existing stockholders of large numbers of shares of our common stock or the perception that such sales may occur. Such sales of our common stock also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at the prices that we deem appropriate. Of the approximately 34.8 million shares that are outstanding as of December 31, 2006, approximately 34.0 million shares generally are freely tradable in the public market.

Additionally, as of December 31, 2006, there were outstanding options, restricted share grants, and warrants to purchase an aggregate of 5,698,438 of our shares and we may grant options to purchase up to an additional 1,054,447 shares under our stock option plans. Shares issued on exercise of those instruments would be freely tradable in the public market, except for any that might be acquired by our officers or directors.

If an action of an employee of one of our underwriters is held to be "gun jumping" in violation of the Securities Act of 1933 or to constitute a prospectus that does not meet the requirements of the Securities Act, we could be required to repurchase the securities sold in our 2005 common stock offering.

Prior to the effectiveness of the registration statement relating to our 2005 common stock offering, in a televised interview, an analyst with one of our underwriters, among other things recommended us as an investment choice. In addition, for a limited time, the underwriter posted a clip of the interview on its website. These actions were taken without our authorization or prior knowledge. However, these actions could be held by a court to be a violation of Section 5 of the Securities Act of 1933, or the Securities Act, in which case purchasers in our 2005 common stock offering may have the right, for a period of one year following the date of the violation, to obtain recovery of the consideration paid in connection with their purchase or, if they have already sold the shares, to sue us for damages resulting from the purchase. Although we would contest vigorously any claim that a violation of the Securities Act occurred, we cannot assure you that such a claim will not be made.

We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding common stock.

The issuance of additional equity securities or securities convertible into equity securities would result in dilution of then-existing stockholders' equity interests in us. Our board of directors has the authority to issue, without vote or action of stockholders, up to 5,000,000 shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. If we issue convertible preferred stock, a subsequent conversion may dilute the current common stockholders' interest. Our board of directors has no present intention of issuing any such preferred stock, but reserves the right to do so in the future.

We do not intend to pay cash dividends. As a result, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We do not plan to pay any cash dividends on our common stock in the foreseeable future, since we currently intend to retain any future earnings to finance our operations and further expansion and growth of our business, including acquisitions. Moreover, the covenants governing our indebtedness restrict our ability to pay and declare dividends without the consent of the applicable lenders.

As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. We cannot guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Anti-takeover provisions in our organizational documents, our stockholder rights plan and Nevada law could make a third-party acquisition of us difficult and therefore could affect the price investors may be willing to pay for our common stock.

The anti-takeover provisions in our articles of incorporation, our bylaws, our stockholder rights plan and Nevada law could make it more difficult for a third party to acquire us without the approval of our board of directors. Under these provisions, we could delay, deter or prevent a takeover attempt or third-party acquisition that certain of our stockholders may consider to be in their best interests, including a takeover attempt that may result in a premium over the market price of our common stock. In addition, these provisions may prevent the market price of our common stock from increasing substantially in response to actual or rumored takeover attempts and also may prevent changes in our management. Because these anti-takeover provisions may result in our being perceived as a potentially more difficult takeover target, this may affect the price investors are willing to pay for shares of our common stock.

Item 2. Properties

The table below lists our leased administrative, engineering, operations, sales and service facilities as of December 31, 2006.

Location/Activity	Area (Sq Ft.)
Las Vegas, NV — Corporate Administration	86,515
Las Vegas, NV — Operations	30,594
Houten, The Netherlands – Service and Administration	10,118
Absecon, NJ — Service and Sales	6,500
Biloxi, MS — Service and Sales	6,300
Carlsbad, CA — Research and Development	6,268
Lane Cove, Australia — Service and Sales	4,617
Sparks, NV — Service and Sales	4,608
Oldham, UK — Service and Sales	4,500
Calgary, Canada — Service and Sales	4,202
Tallinn, Estonia — Service and Sales	1,593
Kansas City, MO — Service and Sales	1,395
Oxford, UK — Service and Sales	1,200
Macau — Service and Sales	400
	168,810

These locations have remaining terms of occupancy ranging up to six years that expire on various dates through 2012.

See Note 13 of Notes to Consolidated Financial Statements for information as to our lease commitments with respect to the foregoing rental properties. We believe these facilities are suitable for our needs and we have no future expansion plans that would make these properties inadequate.

Item 3. Legal Proceedings

Legal Proceedings

We were sued by Derek Webb and related plaintiffs in the U.S. District Court, Southern District of Mississippi, Jackson Division, in a case filed on December 27, 2002. The plaintiffs alleged state law interference with business relations claims and federal antitrust violations and contended that we illegally restrained trade and attempted to monopolize the proprietary table game market in the United States. At trial, Plaintiffs sought monetary damages, penalties and attorneys' fees in excess of several million dollars based on the attempted monopolization claim only. Trial on this case was held in January and February, 2007. In a jury verdict, the plaintiff was awarded the sum of $13 million for his claims, which amount was trebled in accordance with applicable law. As a result, on or about February 21, 2007, judgment was entered in favor of plaintiffs in the amount of $39 million, plus the costs of suit, including a reasonable attorney's fee. Plaintiffs claim that costs of suit and attorney's fees together exceed $4.6 million. We have filed post-trial claims for relief (including a motion for a new trial and a motion for a judgment as a matter of law) and, if necessary, we intend to initiate the appeals process. The enforcement of the judgment that has awarded the damages in this case is stayed during the pendency of the motion for a new trial. Although we cannot guarantee the outcome of any of our litigation matters, based on opinions from our external counsel and our own internal assessment, we believe that it is probable that either the motion for a new trial or motion for judgment as a matter of law will be granted and as a result the jury verdict will be vacated and overturned. Otherwise, we believe it is probable that the jury verdict will be overturned on appeal. As a result, as of December 31, 2006, no amounts have been accrued for this matter other than legal defense fees. While we cannot predict with precision the length of time it will take the Court to rule on post trial motions, we believe, and outside counsel concurs, that it is remote that the post trial motion process will be concluded before December 31, 2007, and the Court would render its decisions on these motions. Accordingly, other than normal legal expenses, we do not expect the jury verdict to impact our financial position, results of operations or cash flows during the year ended December 31, 2007. If the post trial motions are unsuccessful, we may be required to post a bond for $43.7 million representing the full amount of the verdict, including plaintiffs' attorneys' fees and costs. The requirement to post a bond of this magnitude could therefore have a material adverse effect on our financial position, results of operations and liquidity, up to and including impacting our ability to continue as a going concern or forcing us to seek protection under Federal Bankruptcy laws.

We are currently in a dispute with Hasbro, Inc. that was filed in the U.S. District Court in Rhode Island centering primarily around the calculation of royalty payments from 1999-2002 on the sale and license of certain of our branded slot machines. Hasbro is seeking monetary damages, which could be in excess of several million dollars. A substantial portion of these payments have been previously audited by Hasbro representatives without a material dispute.

We received a complaint from Olaf Vancura, a former employee, on July 18, 2005, alleging various claims associated with allegations of breach of employment agreement. A claim for the return of patents assigned to the Company has also been made. Under our agreement with Mr. Vancura, the matter is required to be handled through binding arbitration. Arbitration has been set for June 5, 2007. The Company believes that they have exercised due care in satisfying all obligations under this employment agreement and will continue to defend this claim.

On or about May 8, 2006, we were served with a First Amended Complaint by Gregory F. Mullally in regards to a case pending in the United States District Court for the District of Nevada. Mr. Mullally's First Amended Complaint added us and over ten other defendants in a case that has been pending since 2005. The case makes various legal claims relating to an allegation that Mr. Mullally owns the internet rights to the proprietary table games known as Caribbean Stud® and 21 Superbucks. The Company believes this case is without merit and intends to defend this claim vigorously.

Commencing on November 28, 2005, four similar purported class action complaints were filed in the United States District Court for the District of Nevada naming the Company and two of our officers as defendants, and seeking unspecified money damages under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaints all alleged that during a "class period" beginning in early 2005 and ending on October 19, 2005, the defendants misled the Company's investors concerning the prospective application of SFAS No. 153 to the Company's financial statements for the third quarter of 2005. The complaints were consolidated into a single action, and plaintiffs filed their amended complaint on April 13, 2006, which also asserted claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. Defendants filed a motion to dismiss the amended complaint. On August 31, 2006, the court denied the motions with regard to the Sections 11 and 15 claims, but dismissed the other claims, with leave to amend. The parties have reached a tentative settlement, subject to the completion of confirmatory discovery and court approval, and as a result, the court has stayed plaintiffs' filing of a second amended complaint. Under the terms of the settlement, the plaintiffs agree to dismiss with prejudice all claims against all defendants, including the Company and its current and former officers and directors, in exchange for a payment in the amount of $2.8 million, virtually all of which is being provided pursuant to our insurance coverage. The court has ordered the parties to submit settlement documentation for preliminary approval by March 2, 2007. On March 7, 2007, the Court preliminarily approved the settlement between the parties. The Court is expected to hold a hearing on June 6, 2007 to render a final ruling on the settlement. The Company's financial statements for the year ended December 31, 2006 reflect substantially all of the costs related to this litigation, as well as a current liability for the settlement amount and a corresponding current receivable from the insurance company.

In December 2005, Interactive Systems Worldwide Inc. ("ISWI") filed an action against us in the Federal District Court for New Jersey, alleging that our "Rapid Bet Live™" and "Primeline™" products infringe U.S. Patent Nos. 5,573,244 and 5,842,921. In March 2006, the Federal District Court for New Jersey transferred this action to the Federal District Court for Nevada. The Company and ISWI are currently in settlement discussions. We do not expect the settlement of this claim, net of amounts currently accrued, will have a material impact on our financial position, liquidity or results of operations.

On or about August 1, 2006, we were served with a Complaint by DTK, LLC in regards to a case pending in the Circuit Court of Harrison County, Mississippi, First Judicial District. The Complaint makes various legal claims surrounding allegations that we are responsible for damages caused by Hurricane Katrina to our former facility in Gulfport. Trial on this case has been set to occur within a three week period starting on September 10, 2007. The Company intends to defend this claim vigorously.

In August 2004, we sued Paltronics, Inc. for patent infringement in the United States District Court for the District of Nevada. In November 2005, we elected to no longer pursue the lawsuit, and on June 1, 2006, the Court dismissed the case with prejudice. However, still pending before the Court are Paltronics, Inc.'s requests for attorney's fees and costs related to the litigation.

We were sued by Paltronics, Inc. in the U.S. District Court District of Nevada in a case filed on August 26, 2006. Paltronics alleges patent infringement in regards to an embodiment of multi screen presentations that we sell as an add-on module for slot machines. This case is still in the early stages and the Company cannot currently make an assessment of the outcome, but intends to defend this case vigorously.

On or about February 14, 2007, we were served with a complaint by CEI Holding, Inc. in regards to a case pending in the Eighth Judicial District Court, Clark County, Nevada (Case Number: A535019). CEI Holding claims that we failed to pay the accounts payable obligations of Casino Excitement, Inc. pursuant to a 2002 stock purchase agreement wherein Casino Excitement, Inc. (our former exterior sign business) was sold by us. This case is still in the early stages and the Company cannot currently make an assessment of the outcome, but intends to defend this case vigorously.

From time to time we are also involved in other legal matters, litigation and claims of various types in the ordinary course of our business operations, including matters involving bankruptcies of debtors, collection efforts, disputes with former employees and other matters. We intend to defend all of these matters vigorously. However, we cannot assure you that we will be successful in defending any of the matters described above or any other legal matters, litigation or claims in which we may become involved from time to time. If we are not successful in defending these matters, we may be required to pay substantial license fees, royalties or damages, including statutory or other damages, post significant bonds and/or discontinue a portion of our operations. Furthermore, our insurance coverage and other capital resources may be inadequate to cover anticipated costs of these lawsuits or any possible settlements, damage awards, bonds or license fees. Even if unsuccessful, these claims still can harm our business severely by damaging our reputation, requiring us to incur legal costs, lowering our stock price and public demand for our stock, and diverting management's attention away from our primary business activities in general.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Unregistered Sales of Equity Securities and Use of Proceeds

On November 20, 2006, we issued an aggregate of 12,000 shares of our common stock to a holder of one of our outstanding warrants upon that holder's cash exercise of the warrant. The warrant had an exercise price of $7.70 per share, for an aggregate exercise price paid to us of $92,400. For this issuance, we relied on the exemption provided by Section 4(2) of the Securities Act of 1933, as amended ("Section 4(2)").

On December 1, 2006, we issued an aggregate of 5,600 shares of our common stock to a holder of one of our outstanding warrants upon that holder's cash exercise of the warrant. The warrant had an exercise price of $7.70 per share, for an aggregate exercise price paid to us of $43,120. For this issuance, we relied on the exemption provided by Section 4(2).

On December 6, 2006, we issued an aggregate of 60 shares of our common stock to a holder of one of our outstanding warrants upon that holder's cash exercise of the warrant. The warrant had an exercise price of $7.70 per share, for an aggregate exercise price paid to us of $462. For this issuance, we relied on the exemption provided by Section 4(2).

On December 29, 2006, we issued an aggregate of 71,681 shares of our common stock to a holder of one of our outstanding warrants to purchase 125,000 shares of our common stock upon that holder's exercise pursuant to a cashless exercise provision. The warrant had an exercise price of $4.563 per share. For this issuance, we relied on the exemption provided by Section 4(2).

Our common stock trades on the NASDAQ Global Market under the symbol "PGIC". The following table sets forth the range of high and low sales prices per share by quarter for our common stock.

	High	Low
2006		
First Quarter	$10.09	$ 7.07
Second Quarter	11.03	7.65
Third Quarter	8.61	6.74
Fourth Quarter	9.46	7.50
2005		
First Quarter	$13.90	$ 9.00
Second Quarter	16.21	10.75
Third Quarter	15.43	11.42
Fourth Quarter	14.10	8.87

As of March 12, 2007, we had approximately 377 holders of record of our common stock.

We have never paid dividends nor do we have any plans to pay dividends in the foreseeable future. At present, we intend to retain all future earnings for use in the development of our business. The indenture governing our Senior Secured Notes due 2008 and our credit facility with Ableco Finance LLC expressly prohibit the payment of cash dividends except under specified circumstances. See Note 12 of Notes to Consolidated Financial Statements for information as to our Senior Secured Note commitments.

Issuer Repurchases of Equity Securities

The following table summarizes purchases of equity securities by the issuer and affiliated purchasers for the three months ended December 31, 2006:

Period	(a) Total Number of Shares (or Units Purchased)(1)	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Number (or approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans for Programs
October 2006	4,114	$7.94	175,800	$2,000,000

(1) These are shares withheld for income tax purposes at the time of issuance of vested restricted stock awards.

(2) On August 13, 2002 our Board of Directors authorized the purchase of up to $2 million of our common stock. Since the authorization of the plan, we have purchased approximately 175,800 shares of our common stock for an approximate aggregate of $484,000.

The following table summarizes equity securities authorized for issuance as of December 31, 2006:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans, excluding securities reflected in column (a) (c)
Equity compensation plans approved by shareholders	3,334,447	$6.79	1,296,447
Equity compensation plans not approved by shareholders	897,500(1)	$7.95(2)	—
Total	4,231,947(3)	$7.04(3)	1,296,447

(1) Amount represents warrants to purchase an aggregate of 897,500 shares of our common stock issued to licensors which granted us rights to intellectual property and lenders with whom we have financing arrangements.

(2) Weighted average exercise price excludes 75,000 shares for which exercise price will be established in the future in accordance with the terms of the warrant agreement.

(3) Amounts exclude 160,747 options and 265,955 warrants assumed in the acquisition of VirtGame, which have a weighted average exercise price of $16.10 per share.

Item 6. Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and related notes and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report on Form 10-K.

The table below sets forth a summary of our selected financial data for each of the years ended December 31, (*amounts in thousands except per share amounts*):

	2006	2005	2004	2003	2002
Statement of Operations Data:					
Total revenue	$ 69,509	$ 78,221	$ 96,374	$ 91,803	$109,371
Cost of revenue	34,159	36,106	42,882	46,849	58,591
Gross profit	35,350	42,115	53,492	44,954	50,780
Operating expenses	64,142	41,606	43,809	55,422	69,900
Net gain on disposition of non-core assets	—	(2,536)	—	—	—
Gain on sale of core intellectual property	—	(2,500)	—	—	—
Operating income (loss)	(28,792)	5,545	9,683	(10,468)	(19,120)
Interest expense, net	(7,832)	(8,535)	(9,489)	(14,237)	(15,314)
Loss on early retirement of debt	—	(2,993)	—	(9,524)	—
Income (loss) from continuing operations before income taxes	(36,624)	(5,983)	194	(34,229)	(34,434)
Income tax (provision) benefit	—	—	65	13	(1,480)
Income (loss) from continuing operations	(36,624)	(5,983)	259	(34,216)	(35,914)
Loss from discontinued operations (net of taxes)	—	—	—	—	(1,989)
Net income (loss)	$ (36,624)	$ (5,983)	$ 259	$ (34,216)	$ (37,903)
Weighted average common shares outstanding:					
Basic	34,527	25,124	21,884	14,689	12,843
Diluted	34,527	25,124	22,359	14,689	12,843
Income (loss) from continuing operations	$ (1.06)	$ (0.24)	$ 0.01	$ (2.33)	$ (2.80)
Income (loss) from discontinued operations	—	—	—	—	(0.15)
Net income (loss)	$ (1.06)	$ (0.24)	$ 0.01	$ (2.33)	$ (2.95)
Balance Sheet Data:					
Total assets	$186,186	$185,846	$107,317	$102,282	$135,103
Total debt / obligations / deferred tax liabilities	$ 74,729	$ 59,214	$ 73,802	$ 76,013	$117,077
Stockholders' equity (deficit)	$ 83,927	$104,555	$ 10,241	$ 7,389	$ (6,912)

Certain balance sheet and statement of operations amounts reported in the prior years have been reclassified to follow the Company's current year's reporting practice.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This information should be read in conjunction with the audited consolidated financial statements and notes thereto contained herein. Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Our future results could differ materially from those discussed here. Factors that could cause or contribute to such differences include risks detailed in Part I, Item I under the caption "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

General Information

We develop, acquire and distribute table and slot game content as well as software products to meet the needs of gaming operators worldwide. Our business consists of two reportable segments:

- ***Table and Slot Games.*** Our table and slot games segment develops, acquires, licenses and distributes proprietary and non-proprietary branded and non-branded table and slot games. Our recurring slot and table revenues primarily consist of: (i) fixed periodic rental fees, (ii) periodic revenue share arrangements for a percentage of the "net win" ("net win" produced by a gaming device is defined as the gross revenue minus all jackpots, payouts and any approved claims) or (iii) periodic license fees for proprietary game content provided to third parties for use on their game hardware. Our non-recurring slot and table revenues primarily consist of (i) the sale of our game hardware, (ii) the perpetual license of our proprietary content, and (iii) license fees for the use of our game patents.
- ***Systems.*** Our systems segment offers a suite of products that when combined, supports every facet of a gaming operation, and consolidates the management of slot machines, table games, server-based gaming, account wagering, marketing and cage into one fully integrated system. The system can support from one venue to several hundred venues in a multi-site configuration. Systems revenues are primarily comprised of software, hardware and support services, which comprise both upfront payments as well as recurring fees.

Previously, our interior signage division manufactured and sold interior casino signage and related products. Effective May 2, 2005, we completed the sale of our interior sign division to MSG Acquisitions, LLC. Accordingly, no revenues and expenses related to signs, displays and slot glass are reflected in the results of operations subsequent to this date. Our historical products segment, which included our interior sign division and our electronic jackpot and mystery systems, was revised effective December 31, 2005. Electronic jackpot and mystery systems are now included in our system segment.

A significant portion of our revenues is generated from the license of intellectual property, software and content. Overall periodic license fees were approximately 23% and 20% of our overall revenues for the years ended December 31, 2006 and 2005, respectively.

In December 2004, we announced our intent to focus the business on game content and technology and completed several strategic transactions immediately following this decision (see Acquisitions / Divestitures below). We revised our business segment reporting in the third quarter of 2005 as a result of the realignment of the business. Also, in 2003, we expanded the disclosure of our revenues and expenses. The principal changes from previous presentations were related to the disclosure of direct and indirect costs of revenues by segment, and separate disclosure of significant expenses related to slot rent, research and development, and depreciation and amortization. This more expanded view of our operating lines of business classifies royalties as a cost of revenue along with other direct costs of revenues by business segment. Previous presentations classified this cost as a reduction of revenues. Operating income or loss, net income or loss, and basic and fully diluted earnings or loss per share for prior periods are unchanged from previous presentations. With respect to our current segments, we evaluate performance and allocate resources based upon profit or loss from operations before income taxes. The accounting policies of our reportable segments are the same as those described in the summary of critical accounting policies below.

Acquisitions / Divestitures

In December 2004, we entered into two strategic transactions to enhance our table games and table systems products. First, we agreed to acquire the table games management system, PitTrak®, including its existing customer base from Hotel Systems Pty, Ltd. of Sydney Australia. PitTrak® has a similar functionality as TableLink® and provided us with an existing installed base of over 400 tables and access to sell its management solutions worldwide. The purchase of PitTrak® was completed in January 2005. We also purchased and exclusively licensed certain suites of patents related to player card image based recognition (IBR) and licensed the exclusive rights to develop and distribute an IBR card recognition shoe.

In connection with our focus on game content and technology we sold our interior sign division during May 2005.

In June 2005, we entered into a worldwide exclusive license with Magellan, a developer of advanced, high-speed ISO-compliant RFID systems. We licensed, on an exclusive basis, for the life of the subject patents, Magellan's rights to its RFID reader, tag and related intellectual property for any gaming applications. We also purchased a minority equity stake in Magellan.

In conjunction with the development of our slot and content technology, we acquired VirtGame Corp. during the fourth quarter of 2005 in a stock swap in which we will issue a total of 1,758,498 shares of our common stock. VirtGame Corp. was a provider of open architecture gaming software primarily focused on the delivery of central server-based slot games and centrally managed sports betting.

On November 28, 2005, we acquired EndX, a global gaming management systems software company headquartered in the United Kingdom, for approximately $29.9 million in cash, including transaction costs. EndX had been one of our key strategic partners for over three years.

On March 5, 2007, we announced that we appointed Roth Capital Partners to provide advisory services in connection with a potential sale of our table games route and other related assets including the Caribbean Stud® and Texas Hold'em Bonus® table games, with full consideration of related agreements and partnerships tied to the felt and electronic table games. We expect that we would retain our rights and agreements related to wireless, server-based and peer to peer systems, content, applications and certain other assets related to the table games route.

Financing and Other Matters

Debt Retirement. During 2003, we completed a private placement for approximately $45.0 million from selling 8.4 million shares of our Common Stock at a price of $5.34 per share and warrants to acquire an additional 2.1 million shares at an exercise price of $5.875 per share. Proceeds from the transaction were used to repurchase and retire $40.0 million of the Company's 11.875% senior secured notes due 2008, or the Notes, and to pay the associated fees and costs. This transaction will reduce our annual interest expense by approximately $4.0 million. This refinancing resulted in the incurrence of $9.5 million of non-cash charges ($5.3 million related to the write-off of unamortized bond discounts and $4.2 million related to the implied fair value of warrants issued in the refinancing), including $3.4 million of transaction fees and expenses.

We retired $20.0 million of our Notes during 2005. We recognized a loss on early retirement of $3.0 million, comprising $1.8 million of non-cash charges related to the write-off of unamortized bond discounts and unamortized debt issue costs, and a call premium of $1.2 million paid in cash.

Equity Offering. During 2005, we completed a public equity offering of approximately 8.3 million shares of our Common Stock at a price of $9.25 per share. Proceeds from the transaction were approximately $70.0 million, and were used to repurchase and retire $20.0 million of the Company's Notes, fund strategic developments and acquisitions, including the acquisition of EndX, and provide working capital and for other general corporate purposes.

Debt. On April 20, 2006, we completed the first of two phases of securing a credit facility for completion of our minority investment in Magellan Technology Pty., Ltd., and for general working capital purposes. The first phase included an arrangement for a $10 million senior secured term loan due April 19, 2007. Outstanding principal under the facility bore interest at the prime rate of interest plus 2.25%. Underwriting fees related to the facility equaled 3.5% of the total principal and warrants to purchase 200,000 shares of our common stock. This loan was paid off in August 2006 as discussed below.

On August 4, 2006, we completed the final phase of our credit facility with an affiliate of Cerberus Capital Management, L.P., Ableco Finance LLC ("Cerberus"). The $22.5 million, three-year revolving credit facility due August 2009 is intended for general working capital purposes and replaced the existing $10 million facility completed in the first stage of the financing. Outstanding principal under the $22.5 million facility bears interest at the prime rate of interest plus an applicable margin (currently 11.75%) or a LIBOR rate plus an applicable margin. Underwriting fees related to the facility equal 2.0% of the total principal and warrants to purchase 150,000 shares of our common stock. The terms of the Cerberus facility require us to comply with certain financial covenants covering senior debt leverage ratio, total debt leverage ratio, minimum EBITDA, minimum cash plus availability, minimum interest coverage, and certain negative covenants.

In March 2007, we entered into an amendment to our existing facility with Cerberus. Under the amendment Cerberus waived certain financial covenant requirements for the quarters ended December 31, 2006 and the quarter ended March 31, 2007. We were required to pay an amendment fee of $225,000 and the interest rate charged by Cerberus under the facility was increased by 50 basis points. We will retain full use of the facility, in accordance with the terms of the related agreement.

On March 5, 2007, we announced that we had appointed bankers to explore the sale of the table route. We expect to use the proceeds from this potential sale to repay debt. If this potential sale does not occur at all, or in the timeframe expected, we would consider other alternatives to refinance some or all of our debt.

Amounts disclosed in the accompanying tables are rounded to the nearest thousand while amounts included in text are disclosed in actual amounts. All percentages reported are based on those rounded numbers.

Results of Operations

Revenues and Cost of Revenues

	Year Ended December 31,			Percentage Change	
	2006	2005	2004	06 vs. 05	05 vs. 04
Revenues:					
Slot and table games	$16,700	$33,670	$40,560	(50.4)%	(17.0)%
Interior signage	—	5,252	20,014	—	(73.8)%
Systems	52,809	39,299	35,800	34.4%	9.8%
Total revenues	$69,509	$78,221	$96,374	(11.1)%	(18.8)%
Cost of revenues:					
Slot and table games	$12,946	$12,677	$11,999	2.1%	5.7%
Interior signage	—	3,832	12,335	—	(68.9)%
Systems	21,213	19,597	18,548	8.2%	5.7%
Total cost of revenues	$34,159	$36,106	$42,882	(5.4)%	(15.8)%
Gross profit	$35,350	$42,115	$53,492	(16.1)%	(21.3)%

Overview. In December 2004, we announced our intent to focus our business on game content and technology and have completed several strategic transactions since this decision. These transactions have provided us with new products and intellectual property necessary to enable us to focus on our strategic initiatives. Historically, our product revenues consisted of the sale of custom interior signage and daily fees from slot and table leases. The majority of our revenues today are generated from modular and integrated management systems for slot, table, sports and other types of legalized wagering in casino gambling venues.

Key business metrics used by Company management include:

(i) Slot and table management system installed base, representing the number of slot machines or table games that are connected to the Company's systems products.

(ii) Win per device per day, representing the net revenues the Company earns from each gaming device or system.

(iii) Slot machine and table games installed base, representing the number of slot games or table games devices that generate fixed or daily fees for the Company.

(iv) Daily fees per slot machine or table game installed base, representing the daily fee we earn per game.

Systems. During the fiscal year ended December 31, 2006, our systems revenues were $52.8 million, representing an increase of 34.4% as compared to 2005. This improvement in 2006 compared to 2005 was primarily due to increased demand for our systems, fueling a 50.5% increase in upfront fees, and a 109.3% increase in recurring daily fees. During 2006 our table management installed base, which includes our legacy TableLink® system and Table iD™ grew by approximately 48.8% compared to 2005 levels. Our slot management installed base, which includes our Casinolink® Jackpot System product and our Casinolink® systems, showed an 18.7% growth in fiscal 2006 compared to fiscal 2005.

During the fiscal year ended December 31, 2005, our systems revenues were $39.3 million, representing an increase of 9.8% as compared to 2004. This improvement was primarily due to increased demand for our Casinolink® Enterprise Edition™ products. Our table management installed base grew approximately 80% over 2004. We continued to report consistent increases in our slot management installed base, including an 18% growth in fiscal 2005 compared to fiscal 2004. Maintenance revenues also increased year-over-year as we continued to grow our installed base of both Casinolink® and TableLink.

Slot and table games. Slot and table game revenues for 2006 decreased by 50.4% compared to 2005. The decrease is primarily attributable to a decline in slot and table revenues under daily fee arrangements, and a decrease in one-time intellectual property licensing fees. Overall, table game revenues declined primarily as a result of lower daily fees under our lease arrangements. The Company expects revenues from table games to increase in fiscal 2007 as a result of continued popularity of our Caribbean Stud® poker game in Macau, and through new installations of and conversions of existing installations to the progressive version of the Texas Hold 'Em Bonus® / World Series of Poker® table game, which is now approved in all major gaming jurisdictions and is expected to earn higher daily fees.

Slot and table game revenues for 2005 decreased by 17% compared to 2004. Slot revenues decreased 42.4% for the year ended December 31, 2005, primarily as a result of a decrease in the installed base, and table revenues decreased 27.6 % for the same period due primarily to lower daily fees from the Texas Hold 'Em Bonus felt game comprising a larger portion of our table route.

During 2005, we announced our intent to dispose of our legacy slot route to allow us to focus on central-server based gaming technology. In September 2005, we licensed our legacy slot operating system to a third party as more fully described in Note 1 in the accompanying financial statements. As a result of these events, our legacy slot revenues declined in 2005 and 2006.

During March 2007, we announced that we appointed Roth Capital Partners to provide advisory services in connection with a potential sale of our table games route and other related assets including the Caribbean Stud® and Texas Hold'em Bonus® table games, with full consideration of related agreements and partnerships tied to the felt and electronic table games. We expect that we would retain our rights and agreements related to wireless, server-based and peer to peer systems, content, applications and certain other assets related to the table games route.

Included in systems revenues and slot and table games revenues are one-time licensing arrangements. For the fiscal years ended December 31, 2006 and 2005, revenues from these arrangements totaled approximately $14 million and $13.8 million, respectively. In the fourth quarter of 2006, we publicly announced that we will no longer include one-time intellectual property license revenues in our planned estimates.

Interior signage. The interior signage segment, which was sold in the second quarter of 2005, manufactured and sold interior casino signage and related products. The interior signage operation previously was combined with the electronic jackpot and mystery systems in the Products Segment. In 2005, we revised our segment information to be more consistent with our new business model. We now report our revenues in two segments: (1) slot and table games and (2) systems and electronic jackpot and mystery systems. As a result of this change, we have reclassified our 2004 and 2005 revenues to conform to the current segment presentation.

Gross profit. Our gross profit margin decreased by approximately $6.8 million in 2006 as compared to 2005 due primarily to a lower revenue base with a constant level of fixed costs. Our gross profit percentage decreased slightly from 53.8% in 2005 to 50.9% in 2006. Gross profit decreased in 2005 versus 2004 due to higher systems hardware sales in 2005 compared to 2004.

Condensed Statement of Operations

	Year Ended December 31,			Percentage Change	
	2006	2005	2004	06 vs. 05	05 vs. 04
Total revenue	$ 69,509	$78,221	$96,374	(11.1)%	(18.8)%
Cost of revenue	34,159	36,106	42,882	(5.4)%	(15.8)%
Gross profit	35,350	42,115	53,492	(16.1)%	(21.3)%
SG&A expense	$ 41,836	$28,652	$27,595	46.0%	3.8 %
Slot rent expense	—	—	1,204	—	(100.0)%
R&D expense	13,005	8,060	6,102	61.4%	32.1 %
Depreciation and amortization	9,301	4,894	8,908	90.0%	(45.1)%
Net gain on disposal of non-core assets	—	(2,536)	—	(100.0)%	—
Gain on sale of core intellectual property	—	(2,500)	—	(100.0)%	—
Income from operations	$(28,792)	$ 5,545	$ 9,683	(619.2)%	(42.7)%
Interest expense, net	(7,832)	(8,535)	(9,489)	(8.2)%	(10.1)%
Loss on early retirement of debt	—	(2,993)	—	(100.0)%	—
Income (loss) before income tax benefit	(36,624)	(5,983)	194	(512.1)%	(3,184.0)%
Income tax benefit	—	—	65	—	(100.0)%
Net income (loss)	$(36,624)	$ (5,983)	$ 259	(512.1)%	(2,410.0)%
Net income (loss) per share	$ (1.06)	$ (0.24)	$ 0.01	(341.7)%	(2,481.4)%

Selling, general and administrative expense ("SG&A"). SG&A expenses increased by approximately $13.2 million in the year ended December 31, 2006 compared to 2005. This increase was due primarily to additional legal and compliance costs necessary to continue to achieve regulatory approvals for our new products, legal fees incurred in connection with ongoing litigation matters, legal settlements, relocation and restructuring charges for our international operations, and separation and post-employment agreement costs. In addition, non-cash charges for stock compensation expense were approximately $5.3 million for 2006 compared with $0.7 million in 2005. Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"), using the modified prospective application, and therefore, results for prior periods have not been restated. SFAS No. 123(R) requires that all stock-based compensation, including stock and stock-based awards to employees, be valued at fair value and recorded as a charge to income over the related service period.

SG&A expenses increased by approximately $1.1 million in the year ended December 31, 2005 compared to 2004. The increase in 2005 compared to 2004 was due primarily to additional legal and compliance costs necessary to continue to achieve regulatory approvals for our new products, costs incurred in connection with the documentation and testing of our business processes under the new corporate governance requirements and continued investments in upgrading our human capital.

Research and development expense ("R&D"). R&D consists primarily of personnel and related costs across all of our product lines. During 2006, research and development expense increased by 61.4% over 2005, as a result of increased spending to meet our product development timelines and achieve our strategic objectives. We believe our R&D staffing is currently at optimal levels, but we expect total R&D expense will continue to experience some variability due to third-party costs related to the submission and approval of new products. During 2005, R&D expense increased by 32.1% compared to the same period in 2004 as a result of our shift toward a technology-based business model.

Depreciation and amortization. Depreciation and amortization increased by approximately $4.4 million during the 2006 fiscal year compared to 2005. This increase is primarily the result of amortization expense for the acquisitions of EndX and VirtGame which were completed in late 2005, partially offset by a decrease in depreciation expense as a result of our slot write-down in mid-2005.

Depreciation and amortization decreased 45.1% in 2005 compared to 2004 primarily due to a write-down of our legacy slot hardware in June 2005.

Net gain on disposition of non-core assets. During 2005, we recognized a net gain on disposition of non-core assets of $2.5 million as a result of completing two key strategic transactions. During the second quarter, we completed the sale of the interior sign division, which resulted in a gain of approximately $7.4 million including transaction costs. Additionally, we commenced the process of repositioning our existing slot machine platform to focus on central-server based game and third party content development. In connection with this repositioning, we entered into an asset purchase agreement to sell certain non-gaming slot hardware related to our existing platform. In connection with the repositioning, we recorded an impairment charge of $4.9 million equal to the amount by which the carrying value exceeded the fair value determined by the selling price.

Gain on sale of core intellectual property. During the third quarter of 2005, we completed a strategic licensing transaction, whereby we sold the remaining rights to certain intellectual property in a barter transaction, but retained a non-exclusive license in the intellectual property for use in our operations.

Interest expense, net. Interest expense primarily includes interest costs and amortization from our $45 million of 11.875% Senior Secured Notes due 2008 and our senior secured credit facility. Net interest expense decreased by approximately $0.7 million in 2006 as compared to 2005 as a result of the retirement of $20 million of the Senior Secured Notes during the fourth quarter of 2005, partially offset by interest expense on our senior secured credit facility. Net interest expense decreased $1 million during 2005 compared to 2004 due to the retirement of a portion of the Senior Secured Notes during the fourth quarter, and due to the completion of amortizing certain debt issue costs.

Loss on early retirement of debt. During the fourth quarter of 2005, we recorded a $3.0 million loss on the early retirement of $20.0 million of our Senior Secured Notes. Of this charge, $1.2 million was a call premium paid in cash, and $1.8 million was a non-cash charge related to writing off related debt discount and prepaid debt issue costs.

Income taxes. The Company did not recognize a tax benefit or provision related to its domestic operations for the years ended December 31, 2006, 2005 or 2004 due to the Company's net operating loss position. In 2004, the income tax benefit recorded in the statement of operations related primarily to foreign tax credits and state income tax adjustments.

Earnings (loss) per share. Basic and diluted loss per share for the year ended December 31, 2006 was $(1.06) on approximately 34.5 million basic and diluted average common shares outstanding. Basic and diluted loss per share for the year ended December 31, 2005 was $(0.24) on approximately 25.1 million basic and diluted average common shares outstanding. The basic and diluted earnings per share for the year ended December 31, 2004 was $0.01 on approximately 21.9 million basic and approximately 22.4 million diluted average common shares outstanding.

Liquidity and Capital Resources

Net cash and cash equivalents at December 31, 2006 were approximately $7.2 million, a decrease of approximately $6.9 million compared to December 31, 2005. This change resulted from cash used in operations of $12.1 million, cash used in investing activities of $12.5 million, and cash provided by financing activities of $17.8 million, and the effect of exchange rate changes on cash and cash equivalents of $0.1 million.

Significant components of cash flows from operations are as follows:

(Amounts in millions)	
Net loss	$(36.6)
Non-cash items	18.6
Other changes in assets and liabilities	5.9
Net cash used in operations	$(12.1)

Other significant sources (uses) of cash during 2006 were $17.6 million proceeds from our senior debt facility, $1.6 million of proceeds from the issuance of common stock, $(6.7) million used for the purchase of a minority investment and business operations, $(2.2) million used for purchases of property and equipment and inventory leased to others, $(3.6) million used for investments in intellectual property and intangible assets, and $(1.4) million used for corporate development including debt repayments, debt issuance costs, residual costs of our 2005 equity offering, and purchases of treasury stock.

The following table summarizes the Company's contractual obligations for long-term debt, capital leases, interest expense, operating leases, license fees and employment agreements for the periods shown:

(Amount in thousands)	Total	Less than 1 year	1 – 3 Years	4 – 5 Years	After 5 Years
Contractual Obligations					
Long-term debt	$ 62,749	$ 113	$62,636	$ —	$ —
Capital lease obligations	15	15	—	—	—
Interest expense	14,645	7,553	7,092	—	—
Operating leases	8,725	2,710	4,305	1,710	—
License / development	20,652	7,947	6,935	3,672	2,098
Employment agreements	456	304	152	—	—
Total	$107,242	$18,642	$81,120	$5,382	$2,098

The table above excludes accretion of debt discount of $0.6 million for the periods shown.

We have generated net losses of $36.6 million, $6 million and net income of $0.3 million for the years ended December 31, 2006, 2005 and 2004, respectively, and have an accumulated deficit of $150.5 million at December 31, 2006. We have used cash from operating activities of $12.1 million, $21.3 million and generated cash from operations of $8.5 million for the years ended December 31, 2006, 2005 and 2004, respectively. We have generated cash from financing activities of $17.8 million, $59.6 million and $0.9 million for the years ended December 31, 2006, 2005 and 2004, respectively. We have total cash of $7.2 million and net working capital of $19.7 million at December 31, 2006. We have also announced that we will explore a potential sale of our table games route and other related assets. Based on our current operating plan, we believe existing cash, cash forecasted by us to be generated by operations, potential sales of assets, and borrowings from our credit facility will be sufficient to meet our working capital and capital requirements through at least December 31, 2007. However, if events or circumstances occur such that we do not meet our operating plan as expected, we may be required to seek additional capital and/or to reduce certain discretionary spending, which could have a material adverse effect on our ability to achieve our intended business objectives. We may seek additional financing, which may include debt and/or equity financing or funding through third party agreements. There can be no assurance that any additional financing will be available on acceptable terms, or available at all. Any equity financing may result in dilution to existing stockholders and any debt financing may include restrictive covenants.

In February 2007, we received a judgment related to a recent jury verdict in the case entitled Derek Webb, et al v. Mikohn Gaming Corporation for $39 million, plus the cost of the suit including reasonable attorney's fees. In accordance with the applicable law, our payment obligations with respect to the judgment are stayed until a denial of our post-trial motion for a new trial. Although we cannot guarantee the outcome of any of our litigation matters, based on opinions from our external counsel and our own internal assessment, we believe that it is probable that either the motion for a new trial or motion for judgment as a matter of law will be granted and as a result the jury verdict will be vacated and overturned. Otherwise, we believe it is probable that the jury verdict will be overturned on appeal. As a result, as of December 31, 2006, no amounts have been accrued for this matter other than legal defense fees. While we cannot predict with precision the length of time it will take the Court to rule on post trial motions, we believe, and outside counsel concurs, that it is remote that the post trial motion process will be concluded before December 31, 2007, and the Court would render its decisions on these motions. Accordingly, other than normal legal expenses, we do not expect the jury verdict to impact our financial position, results of operations or cash flows during the year ended December 31, 2007. If the post trial motions are unsuccessful, we may be required to post a bond for $43.7 million representing the full amount of the verdict, including plaintiffs' attorneys' fees and costs. The requirement to post a bond of this magnitude could therefore have a material adverse effect on our financial position, results of operations and liquidity, up to and including impacting our ability to continue as a going concern or forcing us to seek protection under Federal Bankruptcy laws.

Employment Agreements

We have entered into employment contracts with our corporate officers and certain other key employees. Significant contract provisions include minimum annual base salaries, healthcare benefits, life insurance benefits, bonus compensation if performance measures are achieved, changes in control (CIC), grants of restricted stock, incentive stock options and non-compete provisions. These contracts are primarily "at will" employment agreements, under which we or the employee may terminate employment. If we terminate any of these employees without cause, then we are obligated to pay the employee severance benefits as specified in their individual contract.

Purchase Commitments

From time to time, we enter into commitments with our vendors to purchase inventory at fixed prices or in guaranteed quantities. From time to time we also enter into certain intellectual property license arrangements that require upfront payments upon signing and/or additional payments upon our election to renew the licenses. In addition, we may choose to negotiate and renew licenses upon their normal expiration. No assurances can be given as to the terms of such renewals, if any.

In August 2004, we signed a license and development agreement with IGT to license segments of our patent portfolio of technology and to develop video slot games based on our content, for a term continuing until the last to expire of the patent rights under the agreement. The new games are to be developed on IGT's game platform and distributed by us. Pursuant to this agreement, IGT also licenses aspects of its intellectual property to us for its games and we are committed to purchase from IGT a minimum of 600 slot machines carrying our game content on them over the life of the agreement. We will be required to pay for the slot machines through a daily fee arrangement whereby IGT will receive an amount equal to 25% of our gross revenue derived from the slot machines, with a minimum of $12.50 per day per machine, as defined in the agreement.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements with unconsolidated entities or other persons.

Capital Expenditures and Other

During 2006, we spent approximately $1.8 million for purchases of property and equipment, primarily all of which relates to a new enterprise-wide software system, and $0.4 million for purchases of inventory leased to others. We expect our spending for capital expenditures to be less in 2007.

On June 16, 2006, we entered into a separation agreement with our former CFO, resulting in charges of $0.9 million for severance and $0.9 million for stock compensation expense.

Share Repurchase Plan

On August 13, 2002 our Board of Directors authorized the purchase of up to $2.0 million of our common stock. The purchases may be made from time to time in the open market. The timing and actual number of shares to be purchased will depend on market conditions. Through December 31, 2006, we have purchased 175,800 shares of our common stock for approximately $0.5 million.

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. Certain of our accounting policies require that we apply significant estimates, judgments and assumptions, that we believe are reasonable, in calculating the reported amounts of certain assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. By their nature, these estimates are subject to an inherent degree of uncertainty. Our judgments are based on our historical experience, terms of existing contracts, our observance of known industry trends, and information available from outside sources, as appropriate. On a regular basis, we evaluate our estimates including those related to lives assigned to our assets, the determination of bad debts, inventory valuation reserves, asset impairment and self-insurance reserves. There can be no assurance that actual results will not differ from our estimates.

We have identified the following policies as critical to our business operations and the understanding of our results of operations: revenue recognition, receivables and allowance for doubtful accounts, inventories and obsolescence, long-lived asset impairment, and stock-based compensation. To provide an understanding of the methodology we apply these and other significant accounting policies discussed below and where appropriate in the notes to our consolidated financial statements.

Revenue Recognition

The Company recognizes revenue as follows:

Slot and Table Games. We lease and sell proprietary slot and table games to casino customers. Table game lease contracts are typically for a 36-month period with a 30-day cancellation clause. The lease revenue is recognized on a monthly basis. Slot machine lease contracts are either on revenue participation or a fixed-rental basis. Slot machine lease contracts are typically for a month-to-month period with a 30-day cancellation clause. On a participation basis, we earn a share of the revenue that the casino earns from these slot machines. On a fixed-rental basis, we charge a fixed amount per slot machine per day. Revenues from both types of lease arrangements are recognized on the accrual basis. The sales agreements for proprietary table games and slot games consist of the sale of hardware and a perpetual license for the proprietary intellectual property. Slot and table game sales are executed by a signed contract or a customer purchase order. We generally recognize revenues for these sales agreements when the hardware and intellectual property is delivered to the customer.

Systems. System sales consist of a suite of products (some of which are sold separately) that enable gaming entities to track customer gaming activity, account for slot machine activity and operate progressive jackpot systems. There are proprietary hardware and software components to the systems. We account for system sales in accordance with Statement of Position 97-2—Software Revenue Recognition ("SOP 97-2"). System sales are considered multiple element arrangements because they include hardware, software, installation, training and post-sale customer support. System sales are evidenced by a signed contract. Follow-up spare parts and hardware-only sales are evidenced by a purchase order. Revenue for system sales is recognized when: (i) there is a signed contract with a fixed determinable price; (ii) collectibility of the sale is probable; and (iii) the hardware and software have been delivered, installed, training has been completed and acceptance has occurred. Not all systems contracts require installation. Examples include sales of hardware only to (i) previous customers that are expanding their systems, (ii) customers that have multiple locations and do the installation themselves and require an additional software license and hardware and (iii) customers purchasing spare parts.

Postcontract Customer Support. Maintenance and support for substantially all of our products are sold under agreements with established vendor-specific objective evidence of fair value in accordance with the applicable accounting literature. These contracts are generally for a period of three years and revenue is recognized ratably over the contract service period. Further training is also sold under agreements with established vendor-specific objective evidence of price, which is based on daily rates and is recognized as the services are provided.

License Arrangements. A significant portion of our revenues are generated from the license of intellectual property, software and game content. These licenses are sold on a stand-alone basis or in multiple element arrangements. We recognize revenues from these transactions in accordance with the applicable accounting literature. Revenues under perpetual license arrangements are generally recognized when the license is delivered. Revenues under fixed term arrangements are generally recognized over the term of the arrangement or in a manner consistent with the earnings process. For arrangements with multiple deliverables, revenue is generally recognized as the elements are delivered so long as the undelivered elements have established fair values as required in the applicable accounting literature.

Interior Signage. Product sales are executed by a signed contract or customer purchase order. Revenue is recognized when the completed product is delivered. If the agreement calls for the Company to perform an installation after delivery, revenue related to the installation is recognized when the installation has been completed and accepted by the customer.

Inventory and Obsolescence

We routinely evaluate the realizability of our inventory based on a combination of factors including the following: historical usage rates, forecasted sales or usage, estimated service period, product end of life dates, estimated current and future market values, service inventory requirements and new product introductions, as well as other factors. Purchasing requirements and alternative usage avenues are explored within these processes to mitigate inventory exposure. Raw materials and work in progress with quantities in excess of forecasted usage are reviewed at least quarterly by our engineering and operating personnel for obsolescence. Such raw material and work in progress write-downs are typically caused by engineering change orders or product end of life adjustments. Finished goods are reviewed at least quarterly by product marketing and operating personnel to determine if inventory carrying costs exceed market selling prices. Service inventory is systematically reserved for based on the estimated remaining service life of the inventory. We record reserves for inventory based on the above factors and take into account worldwide quantities and demand in our analysis. In 2005 and 2004, we reduced our reserves through write-offs of obsolete inventories and adjusted the level of reserves in accordance with our accounting policies. In the second quarter of 2006, we increased our reserves by approximately $0.9 million due primarily to charges resulting from the European Union's adoption of the Restriction of Hazardous Substances in electronic equipment (RoHS) initiative on July 1, 2006 and due to charges resulting from slot machine parts deemed no longer saleable. If circumstances related to our inventories change, our estimates of the realizability of inventory could materially change.

Effective January 1, 2006, we adopted the provisions of SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4." The amendment clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The adoption of this amendment did not have a material impact to our overall results of operations or financial position.

Long-Lived Asset Impairment

Long-lived assets and intangible assets with determinable lives are reviewed for impairment quarterly or whenever events or circumstances indicate that the carrying amount of assets may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." We evaluate recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Such reviews assess the fair value of the assets based upon our estimates of the future cash flows we expected the assets to generate. In response to changes in industry and market conditions, we may be required to strategically realign our resources in the future, which could result in an impairment of long-lived assets.

For indefinite-lived assets including perpetual licenses and goodwill, an independent valuation is performed at least annually to determine if any impairment has occurred.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)") which establishes standards for accounting for transactions in which a company exchanges its equity instruments for goods and services or incurs a liability in exchange for goods and services that is based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. The primary focus of this pronouncement is on issuing share-based payments for services provided by employees. This pronouncement also requires recognition of compensation expense for new equity instruments awarded or for modifications, cancellations or repurchases of existing awards starting January 1, 2006. Compensation expense for new equity awards, in most cases, will be based on the fair value of the stock on the date of grant and will be recognized over the vesting service period. An award of a liability instrument, as defined by this pronouncement, will initially be recorded at fair value and will be adjusted each reporting period to the new fair value through the date of settlement. Additionally, we have adopted the guidance in SAB 107, *Share-Based Payment,* which provides interpretive guidance on SFAS No. 123(R) valuation methods, assumptions used in valuation models, and the interaction of SFAS No. 123(R) with existing SEC guidance. SAB 107 also requires the classification of stock compensation expense to the same financial statement line item as cash compensation, and therefore, may impact cost of sales and service, related gross profits and margins, selling, general and administrative expenses and research and development expenses.

We elected the modified prospective application method contained in SFAS No. 123(R) to account for share-based payments. Prior to the adoption of SFAS No. 123(R), we accounted for share-based payments under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related Interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation". Under APB No. 25, no compensation cost was required to be recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant.

The principal effects of adopting SFAS No. 123(R) are:

- The fair value of unvested outstanding options at the beginning of first quarter 2006 will be expensed over the remaining service period.
- Forfeitures over the expected term of the award are estimated at the date of grant and the estimates adjusted to reflect actual subsequent forfeitures. Previously, we had reflected forfeitures as they occurred. The effect of this change was not significant.
- Any tax benefits recognized as a result of the exercise of employee stock options would be classified as a financing cash flow. The Company has not recognized any tax benefits related to stock-based compensation cost as a result of the full valuation allowance on its net deferred tax assets and its net operating loss carryforwards.

Adoption of this new pronouncement did not change the methodology we use to determine the fair value of our share-based compensation arrangements. We use the Black-Scholes-Merton option-pricing model for stock options and the grant date fair value of our common stock for restricted stock awards.

Recently Issued Accounting Standards

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", ("FIN 48"). This interpretation, among other things, creates a two step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more-likely-than-not will be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions and it has expanded disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006, in which the impact of adoption should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. We are evaluating FIN 48 and have not yet determined the impact the adoption will have on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 will be effective for us on January 1, 2008. We are currently evaluating the impact of adopting SFAS No. 157 on our financial position, cash flows, and results of operations.

In September 2006, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on the SEC's views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB 108 are effective for the fiscal year ended December 31, 2006. The application of SAB 108 did not have a material effect on our financial position, cash flows, and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). SFAS No. 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS No. 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently assessing the effect of implementing this guidance, which depends on the nature and extent of items elected to be measured at fair value, upon initial application of the standard on January 1, 2008.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Foreign Currency Risk

There are two types of foreign currency exchange risks that a company may be subject to: transaction and translation gains or losses. Foreign currency transaction gains or losses are distinguished from translation gains or losses as follows: (i) translation adjustments do not involve the movement of cash, they are accounting conversion calculations of an existing functional currency to a reporting currency and (ii) transaction gain or losses, however, are based on an actual transaction that requires formal payment at a future point in time.

We are subject to foreign currency exchange risk relating to the translation of our foreign subsidiaries' asset, liability, income and expense accounts. Our foreign subsidiaries use the local currency as their functional currency. The assets and liabilities of these subsidiaries are translated into U.S. dollars at the rate of exchange at the end of the relevant period. The income and expense accounts are translated using the average rate of exchange during the relevant period. Due to the long-term nature of our investment in our foreign operations, most of our intercompany transactions and translation adjustments are reflected as a separate component in stockholders' equity. Although we do not regularly incur gains or losses from specific foreign currency transactions and do not believe that these amounts would be material, these gains and losses would be reflected in our consolidated statement of operations. For the year ended December 31, 2006, we did not have any forwards, options or other derivative contracts in force. We do not consider our existing foreign currency translation exposure to be material.

Interest Rate Risk

We have total interest-bearing debt of approximately $62.8 million before discounts. Components totaling approximately $45.1 million of this amount have fixed rates of interest and therefore, are not exposed to the fluctuation of market interest rates. At December 31, 2006, we had approximately $17.6 million of variable rate debt. A 1% increase in interest rates would increase annual interest expense by approximately $0.2 million.

Any future borrowings will be exposed to market rate risk. We periodically review our interest rate exposure, if any, on our long-term debt and, as market conditions warrant, we may enter into an interest rate cap or swap agreements in order to manage this exposure. For the year ended December 31, 2006, we did not have any such agreements in force. See Note 12 in the Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

Item 8. Consolidated Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005, and 2004

All other schedules are omitted because of the absence of conditions under which they are required or because the information is included in the financial statements or the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Progressive Gaming International Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting included in Item 9A, that Progressive Gaming International Corporation and Subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2006, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for the year ended December 31, 2006 and our report dated March 20, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Las Vegas, Nevada
March 20, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Progressive Gaming International Corporation:

We have audited the accompanying consolidated balance sheet of Progressive Gaming International Corporation and Subsidiaries (the "Company") as of December 31, 2006, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for Share-Based Payments in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) on January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Las Vegas, Nevada
March 20, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Progressive Gaming International Corporation
Las Vegas, Nevada

We have audited the accompanying consolidated balance sheet of Progressive Gaming International Corporation (the "Company") as of December 31, 2005 and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Progressive Gaming International Corporation as of December 31, 2005, and the results of its operations and its cash flows for the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP
Los Angeles, California
March 28, 2006

PROGRESSIVE GAMING INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data)	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,183	$ 14,081
Accounts receivable, net of allowance for doubtful accounts of $943 and $805	17,818	12,919
Contract sales receivable, net of allowance for doubtful accounts of $1,529 and $1,529	6,407	15,670
Inventories, net of reserves of $1,040 and $1,157	11,486	10,534
Prepaid expenses	4,447	3,582
Total current assets	47,341	56,786
Contract sales and notes receivable, net	164	2,089
Property and equipment, net	5,456	4,417
Intangible assets, net	62,376	61,951
Goodwill	58,014	57,173
Other assets	12,835	3,430
Total assets	$ 186,186	$ 185,846
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	$ 11,047	$ 7,681
Customer deposits	2,113	1,224
Current portion of long-term debt and notes payable	128	287
Accrued liabilities	10,038	5,552
Deferred revenues and license fees	4,332	7,620
Total current liabilities	27,658	22,364
Long-term debt and notes payable, net of unamortized discount of $585 and $954	62,051	44,071
Other long-term liabilities	694	—
Deferred tax liability	11,856	14,856
Total liabilities	102,259	81,291
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $0.10 par value, 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.10 par value, 100,000,000 shares authorized, 34,774,154 and 34,355,943 shares issued and outstanding	3,477	3,436
Additional paid-in capital	229,048	217,075
Other comprehensive income (loss)	3,601	(744)
Accumulated deficit	(150,510)	(113,886)
Subtotal	85,616	105,881
Less treasury stock, 293,692 and 254,174 shares, at cost	(1,689)	(1,326)
Total stockholders' equity	83,927	104,555
Total liabilities and stockholders' equity	$ 186,186	$ 185,846

See notes to consolidated financial statements.

PROGRESSIVE GAMING INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share amounts)	Year Ended December 31, 2006	2005	2004
Revenues:			
Slot and table games	$ 16,700	$33,670	$40,560
Interior signage	—	5,252	20,014
Systems	52,809	39,299	35,800
Total revenues	69,509	78,221	96,374
Cost of revenues:			
Slot and table games	12,946	12,677	11,999
Interior signage	—	3,832	12,335
Systems	21,213	19,597	18,548
Total cost of revenues	34,159	36,106	42,882
Gross profit	35,350	42,115	53,492
Operating expenses:			
Selling, general and administrative expense	41,836	28,652	27,595
Slot rent expense	—	—	1,204
Research and development	13,005	8,060	6,102
Depreciation and amortization	9,301	4,894	8,908
Net gain on disposition of non-core assets	—	(2,536)	—
Gain on sale of core intellectual property	—	(2,500)	—
Total operating expenses	64,142	36,570	43,809
Operating income (loss)	(28,792)	5,545	9,683
Interest expense, net	(7,832)	(8,535)	(9,489)
Loss on early retirement of debt	—	(2,993)	—
Income (loss) before income tax benefit	(36,624)	(5,983)	194
Income tax benefit	—	—	65
Net income (loss)	$(36,624)	$ (5,983)	$ 259
Weighted average common shares:			
Basic	34,527	25,124	21,884
Diluted	34,527	25,124	22,359
Basic and diluted earnings (loss) per share:	$ (1.06)	$ (0.24)	$ 0.01

See notes to consolidated financial statements.

PROGRESSIVE GAMING INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands)	Year Ended December 31, 2006	2005	2004
Net income (loss)	$(36,624)	$(5,983)	$259
Other comprehensive income (loss), net of tax:			
Foreign currency translation gains (losses)	4,345	(599)	108
Comprehensive income (loss)	$(32,279)	$(6,582)	$367

See notes to consolidated financial statements.

PROGRESSIVE GAMING INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

(Amounts in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock	Total
Balance, December 31, 2003	21,911	$2,191	$114,325	$ (253)	$(108,162)	$ (712)	$ 7,389
Net income					259		259
Currency translation adjustments				108			108
Stock options exercised	436	44	1,855				1,899
Employee stock purchase plan	87	9	407				416
Employee stock incentive plan			345				345
Issuance of restricted stock	64	6					6
Purchase of treasury stock						(181)	(181)
Balance, December 31, 2004	22,498	2,250	116,932	(145)	(107,903)	(893)	10,241
Net loss					(5,983)		(5,983)
Currency translation adjustments				(599)			(599)
Stock options exercised	626	63	3,063				3,126
Stock warrants exercised	1,518	152	8,000				8,152
Employee stock purchase plan	14	1	117				118
Employee stock incentive plan			736				736
Issuance of restricted stock	131	13	(13)				—
Purchase of treasury stock						(433)	(433)
Issuance of common stock for cash	8,298	830	69,094				69,924
Common stock issued in acquisition	1,271	127	19,146				19,273
Balance, December 31, 2005	34,356	3,436	217,075	(744)	(113,886)	(1,326)	104,555
Net loss					(36,624)		(36,624)
Currency translation adjustments				4,345			4,345
Stock options exercised	102	10	489				499
Stock warrants exercised	180	18	791				809
Employee stock purchase plan	26	2	260				262
Employee stock incentive plan			6,921				6,921
Issuance of restricted stock	110	11	(11)				—
Issuance of stock warrants			3,674				3,674
Purchase of treasury stock						(363)	(363)
Residual costs of equity offering			(151)				(151)
Balance, December 31, 2006	34,774	$3,477	$229,048	$3,601	$(150,510)	$(1,689)	$ 83,927

See notes to consolidated financial statements.

PROGRESSIVE GAMING INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)	Year Ended December 31, 2006	2005	2004
Cash flows from operating activities:			
Net income (loss)	$(36,624)	$ (5,983)	$ 259
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation	1,796	2,594	6,999
Amortization	7,505	2,300	1,909
Provision for (recovery of) bad debts	228	(49)	149
Provision for (recovery of) obsolete inventory	942	(85)	(912)
Amortization of debt discount and debt issue costs	1,467	1,147	1,576
Loss (gain) on disposition of property and equipment	30	44	(6)
Net gain on disposition of non-core assets	—	(2,536)	—
Loss on early retirement of debt	—	2,993	—
Stock-based compensation	6,921	736	344
Unrealized foreign currency transaction gains	(272)	—	—
Other	—	—	(33)
Changes in assets and liabilities:			
Accounts receivable	(1,903)	(1,503)	(3,083)
Contract sales and notes receivable	8,423	(9,633)	(2,801)
Inventories	(1,639)	(1,404)	(1,548)
Prepaid expenses and other assets	(4,716)	(6,607)	(419)
Trade accounts payable	3,721	(1,829)	3,376
Accrued expenses	4,160	(3,306)	341
Customer deposits, deferred revenue and other liabilities	(2,169)	1,793	2,320
Net cash provided by (used in) operating activities	(12,130)	(21,328)	8,471
Cash flows from investing activities:			
Purchase of property and equipment	(1,815)	(1,923)	(792)
Purchase of inventory leased to others	(355)	(862)	(5,097)
Proceeds from sales of property and equipment	35	145	69
Proceeds from sale of non-core assets	—	11,402	—
Purchases of minority investments	(6,000)	(38)	—
Purchases of business operations, net of cash acquired	(744)	(36,165)	—
Increase in intangible assets	(3,636)	(8,769)	(245)
Net cash used in investing activities	(12,515)	(36,210)	(6,065)
Cash flows from financing activities:			
Principal payments on notes payable and long-term debt	(262)	(20,061)	(108)
Call premium on early retirement of debt	—	(1,188)	—
Principal payments on capital leases	(14)	(60)	(587)
Principal payments of deferred license fees	—	—	(535)
Purchase of treasury stock	(363)	(433)	(181)
Proceeds from long-term debt and notes payable	17,636	—	—
Debt issuance costs	(569)	—	—
Residual costs of equity offering	(151)	—	—
Proceeds from issuance of common stock and warrants	1,570	81,320	2,352
Net cash provided by financing activities	17,847	59,578	941
Effect of exchange rate changes on cash and cash equivalents	(100)	(264)	275
Increase (decrease) in cash and cash equivalents	(6,898)	1,776	3,622
Cash and cash equivalents, beginning of year	14,081	12,305	8,683
Cash and cash equivalents, end of year	$ 7,183	$ 14,081	$12,305

See notes to consolidated financial statements.

PROGRESSIVE GAMING INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands)	Year Ended December 31, 2006	2005	2004
Supplemental disclosure of cash flows information:			
Cash paid for interest	$6,151	$ 8,467	$9,685
Cash paid for state and federal taxes	$ 49	$ 170	$ 46
Issuance of warrants	$3,674		
Transfer equipment to inventory			$ 198
Gaming equipment leased to others acquired through capital lease			$ 670
Acquisitions:			
Fair value of assets acquired, net of cash received		$22,234	
Liabilities assumed		$ 2,266	
Fair value of common stock, warrants and options issued in business combinations		$19,273	
Goodwill recognized	$ 744	$35,508	

See notes to consolidated financial statements.

PROGRESSIVE GAMING INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amounts disclosed in the accompanying footnote tables are shown in thousands while amounts included in text are disclosed in actual amounts.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Progressive Gaming International Corporation (referred throughout these notes, together with its subsidiaries as "Progressive" or "the Company") was incorporated in May 1986 in Nevada. Progressive develops, acquires, and markets (i) proprietary branded slot machine and table games, including the Caribbean Stud® table game, and (ii) electronic player tracking, game monitoring/accounting and progressive jackpot and mystery systems for slot and table game operations. The Company's current facilities are in North America, the Netherlands, the United Kingdom, Macau, Estonia, and Australia. The Company's customers include casinos, other gaming suppliers, operators of wide-area gaming networks and lottery authorities. Progressive's gaming products are found in almost every major gaming jurisdiction worldwide.

The Company's worldwide operations are concentrated in two principal business segments: slot and table games, and systems.

Slot and Table Games. The Company established its slot and table game business unit in 1993 to develop, acquire, and distribute proprietary games. The Company owns or licenses the rights to several categories of proprietary games, which it places in casinos under lease arrangements. These leases provide for license fees, fixed rental payments or a participation in the game's operating results.

Systems. The Company sells or leases software and electronic components for player tracking and slot machine and table game monitoring/accounting systems along with progressive jackpot and mystery systems to casino operators and governmental agencies.

Interior Signage. In connection with its focus on games content and technology, the Company sold its interior sign division through a private buy-out of the division's employees during 2005.

Acquisitions / Divestitures

In December 2004, the Company entered into two strategic transactions to enhance its table games and table systems products. First, the Company agreed to acquire the table games management system, PitTrak®, including its existing customer base from Hotel Systems Pty, Ltd. of Sydney, Australia. PitTrak® has a similar functionality as the Company's TableLink® product and provided the Company with an existing installed base of over 400 tables and access to sell its management solutions worldwide. The purchase of PitTrak® was completed in January 2005. The Company also purchased patents related to player card image based recognition (IBR) and licensed the exclusive rights to develop and distribute an IBR card recognition shoe. These transactions were completed in January 2005.

In connection with its focus on games content and technology the Company sold its interior sign division during 2005. The newly formed entity retained the Mikohn brand. Accordingly, the Company filed fictitious name filings in all jurisdictions in which it does business to allow it to do business as Progressive Gaming International Corporation effective January 2005. In addition, the Company changed its NASDAQ ticker symbol to PGIC, effective January 5, 2005. The Company changed its legal name to Progressive Gaming International Corporation in March, 2006. The Company retained a minority interest in the sign business and as a result did not present the reporting unit as a discontinued operation in accordance with Statement of Financial Accounting Standard ("SFAS") No. 144 "Long Lived Assets and Assets to be Disposed Of".

On October 7, 2005, the Company completed its acquisition of VirtGame Corp. (VirtGame), a provider of open architecture gaming software primarily focused on the delivery of a central-server based slot games and centrally managed sports betting. The Company will issue a total of approximately 1.8 million shares of its common stock for all of the outstanding common stock, preferred stock, warrants and options of VirtGame. The Company also provided VirtGame with a secured credit facility of $2.5 million to bridge their operations until the acquisition was complete. At December 31, 2004, the Company had advanced $0.3 million to VirtGame under this credit facility.

On November 28, 2005, the Company acquired EndX Group, Ltd. ("EndX"), a global gaming management systems software company headquartered in the United Kingdom, for $29.9 million in cash, including transaction costs. EndX had been one of the Company's key strategic partners for over three years. The EndX Intelligence product suite is currently installed in over 175 gaming centers in approximately 20 countries worldwide, including centers operated by the three major gaming operators located in the United Kingdom. The EndX product has been integrated as a part of CasinoLink® Enterprise Edition. The modules of EndX include cage and cash management, player marketing, table games accounting, and surveillance and alerts monitoring. In addition, we and EndX previously created a version of TableLink® for the international market. Significant North American multi-site installations that have been completed or are in the process of being installed include 17 sites for the British Columbia Lottery Corporation and four sites for the Saskatchewan Indian Gaming Authority.

Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts for the Company and all of its majority-owned subsidiaries and are maintained in accordance with accounting principles generally accepted in the United States of America. All significant intercompany balances and transactions have been eliminated.

Liquidity and Capital Resources. The Company has generated net losses of $36.6 million, $6 million and net income of $0.3 million for the years ended December 31, 2006, 2005 and 2004, respectively, and has an accumulated deficit of $150.5 million at December 31, 2006. The Company has used cash from operating activities of $12.1 million, $21.3 million and generated cash from operations of $8.5 million for the years ended December 31, 2006, 2005, and 2004, respectively. The Company has generated cash from financing activities of $17.8 million, $59.6 million and $0.9 million for the years ended December 31, 2006, 2005 and 2004, respectively. The Company has total cash, cash equivalents and restricted cash of $7.2 million and net working capital of $19.7 million at December 31, 2006. The Company has also announced that it will explore a potential sale of its table games route and other related assets. Based on the Company's current operating plan, management believes existing cash, cash forecasted by management to be generated by operations, potential sales of assets, and borrowings from the Company's credit facility will be sufficient to meet the Company's working capital and capital requirements through at least December 31, 2007. However, if events or circumstances occur such that the Company does not meet its operating plans as expected, the Company may be required to seek additional capital and/or to reduced certain discretionary spending, which could have a material adverse effect on the Company's ability to achieve its intended business objectives. The Company may seek additional financing, which may include debt and/or equity financing or funding through third party agreements. There can be no assurance that any additional financing will be available on acceptable terms, or available at all. Any equity financing may result in dilution to existing stockholders and any debt financing may include restrictive covenants.

As more fully described in Note 13, the Company is a defendant in the matter Derek Webb et al vs. Mikohn Gaming Corporation. On February 21, 2007, the Company received an adverse jury verdict. The Company has filed post trial motions and if necessary, will initiate the appeals process. While the Company cannot predict with precision the length of time it will take the Court to rule on post trial motions, it believes, and outside counsel concurs, that it is remote that the post trial motion process will be concluded before December 31, 2007, and the Court would render its decisions on these motions. Accordingly, other than normal legal expenses, the Company does not expect the jury verdict to impact its financial position, results of operations or cash flows during the year ended December 31, 2007. If the post trial motions are unsuccessful, the Company may be required to post a bond for $43.7 million representing the full amount of the verdict, including plaintiff's attorneys' fees and costs. The requirement to post a bond of this magnitude could therefore have a material adverse effect on the Company's financial position, results of operations and liquidity, up to and including impacting its ability to continue as a going concern or forcing the Company to seek protection under the Federal Bankruptcy laws.

Cash and Cash Equivalents. Cash and cash equivalents include cash on hand, demand deposits, and short-term investments with original maturities of less than ninety (90) days. The Company places its cash and temporary investments with financial institutions. At December 31, 2006, the Company had deposits with financial institutions in excess of FDIC insured limits by $7.1 million.

Receivables and Allowance for Doubtful Accounts. The Company regularly evaluates the collectibility of its trade receivable balances based on a combination of factors. When a customer's account becomes past due, dialogue is initiated with the customer to determine the cause. If it is determined that the customer will be unable to meet its financial obligation to the Company, such as in the case of a bankruptcy filing, deterioration in the customer's operating results or financial position or other material events impacting their business, a specific reserve is recorded for bad debt to reduce the related receivable to the amount the Company expects to recover given all information presently available. The Company also records reserves for bad debt for all other customers based on certain other factors including the length of time the receivables are past due and historical collection experience with individual customers. If circumstances related to specific customers change, the Company's estimates of the recoverability of receivables could materially change.

Inventories. Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market.

Long-Lived Assets. Property and equipment are stated at cost and are depreciated by the straight-line method over the useful lives of the assets, which range from 3 to 15 years. Costs of major improvements are capitalized; costs of normal repairs and maintenance are charged to expense as incurred. Management requires long-lived assets that are held and used by the Company to be reviewed for impairment quarterly or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from related future undiscounted cash flows.

Patents and Trademarks. The Company capitalizes the cost of registering and defending patents and trademarks. These costs are amortized over the useful life of the patent or trademark.

Intangible Assets. Intangible assets consist of patent and trademark rights, goodwill, intellectual property rights, covenants not to compete, software costs, license fees and a perpetual license. They are recorded at cost and are amortized, except goodwill and perpetual license, on a straight-line basis over the period of time the asset is expected to contribute directly or indirectly to future cash flows, which range from 5 to 40 years.

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") effective January 1, 2002. Under SFAS No. 142, goodwill and indefinite life intangible assets, such as the Company's perpetual license, are no longer amortized but are subject to periodic impairment tests. Other intangible assets with finite lives, such as patents, software development costs, trademark and proprietary property rights and license and non-compete agreements will continue to be amortized over their useful lives. Management performs impairment reviews annually or whenever events or circumstances occur that would indicate the assets may be impaired.

Deferred Revenues. Deferred revenues consist primarily of arrangements for which revenues will be recognized in future periods.

Deposits. Deposit liabilities represent payments and payment obligations collected in advance from customers pursuant to agreements under which the related sale of inventory has not been completed.

Other Assets. Other long-term assets represent primarily unamortized loan fees, minority investments, and security deposits for building and equipment leases and other services. The Company's minority investments in non-public companies are accounted for using the cost method, and are regularly reviewed for impairment. When facts and circumstances indicate that an impairment has occurred that is other-than-temporary, the Company records an impairment charge and reduces the carrying value of the investment.

Litigation and Other Contingencies. The Company is involved in various legal matters, litigation and claims of various types in the ordinary course of its business operations. The Company has regular litigation reviews, including updates from corporate and outside counsel, to assess the need for accounting recognition or disclosure of these contingencies. The status of significant claims is summarized in Note 13.

GAAP requires that liabilities for contingencies be recorded when its is probable that a liability has been incurred and that the amount can be reasonably estimated. Significant management judgment is required related to contingent liabilities and the outcome of litigation because both are difficult to predict. For contingencies where an unfavorable outcome is reasonably possible and which are significant, the Company discloses the nature of the contingency and, where feasible, an estimate of the possible loss.

Foreign Currency Translation. The Company accounts for currency translation in accordance with SFAS No. 52, "Foreign Currency Translation". Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments resulting from this process are charged or credited to other comprehensive income (loss).

Nonmonetary Exchanges. The Company adopted SFAS No. 153 "Exchanges of Non-Monetary Assets" ("SFAS No. 153") for the quarter ended September 30, 2005. SFAS No. 153 addresses the measurement for the exchange of non-monetary assets. SFAS No. 153 requires that exchanges be recorded at fair value provided that fair value is determinable and other qualifying criteria are met as described in the standard. If fair value is not determinable or if the other qualifying criteria are not met, the exchange is recorded at cost.

In September 2005, the Company entered into separate transactions involving the licensing of intellectual property and content. The first involved the license of the Company's legacy slot operating system of which the Company had previously acquired a portion of the rights to, made significant modifications and enhancements and obtained regulatory approval in numerous jurisdictions. We also acquired unique intellectual property content primarily for use in the Company's server-based wagering growth initiative from this party who licensed our operating system. These transactions were accounted for as non-monetary exchanges in accordance with SFAS No. 153 and have been recorded at cost in the accompanying consolidated balance sheets.

The second transaction involved obtaining the rights to execute the license of the slot operating system from the current owner. The current owner also purchased core intellectual property from us. These transactions were recorded as non-monetary exchanges in accordance with SFAS No. 153 and recorded at fair value in the accompanying consolidated statement of operations.

Revenue Recognition. The Company recognizes revenue depending on the line of business as follows:

Slot and Table Games. The Company leases and sells proprietary slot and table games to casino customers. Table game lease contracts are typically for a 36-month period with a 30-day cancellation clause. The lease revenue is recognized on a monthly basis. Slot machine lease contracts are either on revenue participation or a fixed-rental basis. Slot machine lease contracts are typically for a month-to-month period with a 30-day cancellation clause. On a participation basis, the Company earns a share of the revenue that the casino earns from these slot machines. On a fixed-rental basis, the Company charges a fixed amount per slot machine per day. Revenues from both types of lease arrangements are recognized on the accrual basis. The sales agreements for proprietary table games and slot games consist of the sale of hardware and a perpetual license for the proprietary intellectual property. Slot and table game sales are executed by a signed contract or a customer purchase order. Revenues for these sales agreements are generally recognized when the hardware and intellectual property is delivered to the customer.

Systems. System sales consist of a suite of products (some of which are sold separately) that enable gaming entities to track customer gaming activity, account for slot machine activity and operate progressive jackpot systems. There are proprietary hardware and software components to the systems. The Company accounts for system sales in accordance with Statement of Position 97- 2, "Software Revenue Recognition" ("SOP 97-2"). System sales are considered multiple element arrangements because they include hardware, software, installation, training and post-sale customer support. System sales are evidenced by a signed contract. Follow-up spare parts and hardware-only sales are evidenced by a purchase order. Revenue for system sales is recognized when: (i) there is a signed contract with a fixed determinable price; (ii) collectibility of the sale is probable; and (iii) the hardware and software have been delivered, installed, training has been completed and acceptance has occurred.

Not all systems contracts require installation. Examples include sales of hardware only to (i) previous customers that are expanding their systems, (ii) customers that have multiple locations and do the installation themselves and require an additional software license and hardware and (iii) customers purchasing spare parts.

Postcontract Customer Support. Maintenance and support for substantially all of the Company's products are sold under agreements with established vendor-specific objective evidence of fair value in accordance with the applicable accounting literature. These contracts are generally for a period of three years and revenue is recognized ratably over the contract service period. Further training is also sold under agreements with established vendor-specific objective evidence of price, which is based on daily rates and is recognized as the services are provided.

License Arrangements. A significant portion of the Company's revenues are generated from the license of intellectual property, software and game content. These licenses are sold on a stand-alone basis or in multiple element arrangements. Revenue is recognized from these transactions in accordance with the applicable accounting literature. Revenues under perpetual license arrangements are generally recognized when the license is delivered. Revenues under fixed term arrangements are generally recognized over the term of the arrangement or in a manner consistent with the earnings process. For arrangements with multiple deliverables, revenue is generally recognized as the elements are delivered so long as the undelivered elements have established fair values as required in the applicable accounting literature.

Interior Signage. Product sales are executed by a signed contract or customer purchase order. Revenue is recognized when the completed product is delivered. If the agreement calls for the Company to perform an installation after delivery, revenue related to the installation is recognized when the installation has been completed and accepted by the customer.

Stock-Based Compensation. Beginning January 2006, the Company adopted the modified prospective application method contained in SFAS No. 123 (revised December 2004), "Share-Based Payment" ("SFAS No. 123(R)"), to account for share-based payments. As a result, the Company applies this pronouncement to new awards or modifications of existing awards in 2006 and thereafter. Prior to the adoption of SFAS No. 123(R), the Company accounted for share-based payments under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related Interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation". Under APB No. 25, no compensation cost was required to be recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant.

The principal effects of adopting SFAS No. 123(R) are:

- The fair value of unvested outstanding options at the beginning of first quarter 2006 will be expensed over the remaining service period.

- Forfeitures over the expected term of the award are estimated at the date of grant and the estimates adjusted to reflect actual subsequent forfeitures. Previously, the Company had reflected forfeitures as they occurred. The effect of this change was not significant.
- Any tax benefits recognized as a result of the exercise of employee stock options would be classified as a financing cash flow. The Company has not recognized any tax benefits related to stock-based compensation cost as a result of the full valuation allowance on its net deferred tax assets and its net operating loss carryforwards.

Adoption of this new pronouncement did not change the methodology the Company uses to determine the fair value of its share-based compensation arrangements. The Company uses the Black-Scholes-Merton option-pricing model for stock options and the grant date fair value of our common stock for restricted stock awards.

Equity Instruments Issued to Outside Parties. The Company's accounting policy for equity instruments issued to outside parties in exchange for goods and services follows the provisions of Emerging Issues Task Force ("EITF") 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" and EITF 00-18, "Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees". The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor's performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized as a charge to the statement of operations over the term of the consulting agreement. The number of uncancelled options issued to consultants at December 31, 2006, was 98,000, with a range of exercise prices from $4.38 to $7.75 per share, and an unamortized fair value of less than $0.1 million.

During the year ended December 31, 2006, the Company issued warrants to purchase an aggregate of 350,000 shares of the Company's common stock to Ableco Holding LLC representing a portion of the debt issue costs related to the Company's long-term debt arrangements. Upon issuance, the fair value of these warrants was recorded as a prepaid loan fee, and is being recognized as a charge to the statement of operations on the straight-line method over the term of the debt facility. At December 31, 2006, the number of shares issuable under uncancelled warrants held by Ableco Holding LLC was 350,000. The exercise price for 200,000 of the shares is $8.47 per share, 75,000 of the shares are exercisable at $8.42 per share, and the remaining 75,000 shares have a variable strike price to be determined on or before August 4, 2007 in accordance with the terms of the warrant. The term of the warrants is seven years.

From 1998 to 2000, the Company licensed rights to intellectual property, including rights to develop and market gaming devices and associated equipment under certain Ripley and Hasbro trademarks, in exchange for warrants to purchase shares of the Company's common stock. During the year ended December 31, 2006, the Company licensed certain intellectual property rights from Harrah's in exchange for 325,000 warrants to purchase shares of the Company's common stock at an exercise price of $7.50 per share. These warrants were valued using the Black-Scholes-Merton option-pricing model using volatility of 60%, expected life of six years, risk free rate of 4.79%, and expected dividends of zero.

At December 31, 2006, the number of uncancelled warrants issued in exchange for license agreements was 547,500, with a weighted average exercise price of $7.70 per share.

Software Development Capitalization. The Company capitalizes costs related to the development of certain software products that meet the criteria under SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed".

Income Taxes. The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes," pursuant to which the Company records deferred income taxes for temporary differences that are reported in different years for financial reporting and for income tax purposes. Such deferred tax liabilities and assets are classified into current and non-current amounts based on the classification of the related assets and liabilities.

Guarantees. In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FIN 34", which disclosures are effective for financial statements issued after December 15, 2002. While the Company has various guarantees included in contracts in the normal course of business, primarily in the form of indemnities, the Company believes these guarantees would only result in immaterial increases in future costs, and do not represent significant or contingent liabilities of the indebtedness of others.

Use of Estimates and Assumptions. The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. Certain of the Company's accounting policies require that management apply significant estimates, judgments and assumptions, that it believes are reasonable, in calculating the reported amounts of certain assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. By their nature, these estimates are subject to an inherent degree of uncertainty. Management's judgments are based on historical experience, terms of existing contracts, observance of known industry trends, and information available from outside sources, as appropriate. On a regular basis, management evaluates its estimates including those related to lives assigned to the Company's assets, the determination of bad debts, inventory valuation reserves, asset impairment and self-insurance reserves. There can be no assurance that actual results will not differ from those estimates.

Related Party Transactions. On May 2, 2005, the Company sold substantially all the assets of its sign and graphics manufacturing business to a third party, retaining less than 1% equity interest. The Company and Mikohn Signs and Graphics, LLC ("MSG"), signed a Transition Services Agreement and a Manufacturer's Supply Agreement upon completion of the transaction.

The Transition Services Agreement had a term of six months ending on November 2, 2005 that required certain services to be performed by both parties during the separation. The Company was obligated to provide administrative support, customer service and compliance assistance, whereas MSG was obligated to provide electronic assembly and warehousing services during the term of the agreement.

Both parties entered into a three year Manufacturer's Supply Agreement at the close of the transaction, whereby MSG would purchase electronics from the Company at its standard OEM pricing. For the year ended December 31, 2006, MSG purchased $0.3 million in electronic displays and related products from the Company.

In addition, under the Manufacturer's Supply Agreement, MSG will provide the Company assembly, testing, shipping and warehousing services at MSG's warehouse at hours worked plus any overhead associated with providing these services, multiplied by 110%. On January 3, 2006, the Company terminated this portion of the agreement and is currently using a third party contract manufacturer in Las Vegas, Nevada to provide these same services.

From time to time, the Company purchases signage and sign related products from MSG in conjunction with its progressive jackpot systems. During the twelve months ended December 31, 2006, the Company purchased $0.5 million from MSG.

In June 2005, the Company entered into a worldwide exclusive license with Magellan Technology Pty Limited ("Magellan"). The Company licensed, on an exclusive basis, Magellan's rights to its RFID reader, tag and related intellectual property for any gaming applications for $3.1 million. The Company also completed the purchase of a minority interest in Magellan in 2006. In connection with the Company's exclusive global master license to use Magellan's RFID technology in gaming worldwide, the Company purchased $0.9 million of inventory from Magellan during the year ended December 31, 2006.

Reclassifications. Certain balance sheet and income statement amounts reported in the prior years have been reclassified to follow the Company's current year's reporting practice.

Recently Issued Accounting Standards. In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). SFAS No. 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS No. 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the effect of implementing this guidance, which depends on the nature and extent of items elected to be measured at fair value, upon initial application of the standard on January 1, 2008.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 157 on its financial position, cash flows, and results of operations.

In September 2006, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 provides interpretive guidance on the SEC's views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB No. 108 were effective for the Company for the fiscal year ended December 31, 2006. The adoption of SAB No. 108 had no effect on the Company's financial statements for the year ended December 31, 2006.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", ("FIN 48"). This interpretation, among other things, creates a two step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more-likely-than-not will be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions and it has expanded disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006, in which the impact of adoption should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. The Company is evaluating FIN 48 and has not yet determined the impact the adoption will have on the consolidated financial statements.

2. Acquisitions

In 2005 the Company completed three business acquisitions. For each of the acquisitions, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of the acquisition. The estimated fair values were based on independent appraisals, discounted cash flow analysis and estimates made by management. To the extent that the purchase price exceeded the fair value of the net identifiable tangible and intangible assets acquired, such excess was allocated to goodwill.

VirtGame

On October 7, 2005, the Company completed it acquisition of VirtGame Corp. in a stock swap in which the Company will issue a total of approximately 1.3 million shares of common stock in exchange for all of the outstanding shares of VirtGame's common and preferred stock, as well as approximately 0.5 million shares issuable in the future upon the exercise of options and warrants. VirtGame is a provider of open architecture gaming software primarily focused on the delivery of central server-based games and centrally managed sports betting. The cost of the acquisition was $21.2 million, comprising $19.3 million in common stock and $1.9 million in cash transaction costs.

The value of the common stock to be issued was determined based on the average market price of the Company's common stock over a period of days surrounding the measurement date, in accordance with the applicable accounting literature. The estimated fair value of the options and warrants issued in the transaction were determined using the Black-Scholes option pricing model.

The following table summarizes the final allocation of the purchase price to estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Net current assets	$(0.8)
Property and equipment, net	0.2
Goodwill	18.1
Intangible assets	9.5
Working capital loan	(2.4)
Deferred tax liability	(3.4)
Net assets acquired	$21.2

Of the $9.5 million in intangible assets, $9.3 million has been assigned to developed core technology (six-year life) and $0.2 million has been assigned to customer lists (three-year life).

The $18.1 million of goodwill was assigned to the systems segment, and the Company anticipates this goodwill will not be deductible for tax purposes.

EndX

On November 28, 2005, the Company acquired EndX, a global gaming management systems software company headquartered in the United Kingdom, in a cash purchase transaction. The cost of the acquisition was $29.9 million including $2.7 million in transaction costs.

The following table summarizes the final allocation of the purchase price to estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Net current assets	$ 0.1
Property and equipment, net	0.1
Goodwill	22.2
Intangible assets	10.7
Deferred tax liability	(3.2)
Net assets acquired	$ 29.9

Of the $10.7 million in intangible assets, $9.2 million has been assigned to developed core technology (six-year life) and $1.5 million has been assigned to customer lists (three-year life).

The $22.2 million of goodwill was assigned to the systems segment, and the Company anticipates this goodwill will not be deductible for tax purposes.

PitTrak

On January 5, 2005, the Company acquired substantially all the assets of PitTrak®, a table games management system. PitTrak® has similar functionality as TableLink® and provides the Company with an existing installed base of over 400 tables and access to sell its management solutions worldwide. The total purchase consideration of $2.8 million was allocated to intangible assets, including goodwill of $2.6 million, software costs, patents, trademarks, and customer lists totaling $0.4 million, and net current liabilities of $0.2 million. The goodwill of $2.6 million was assigned to the systems segment, and the Company anticipates this goodwill will not be deductible for tax purposes.

Pro Forma Results (unaudited)

The results of operations of the entities acquired in the PitTrak, EndX and VirtGame acquisitions, and the effects of related financing, have been included in our consolidated financial statements since their respective January 5, 2005, October 7, 2005, and November 28, 2005, dates of acquisition. The following unaudited pro forma consolidated financial information has been prepared assuming that the following transactions had occurred at the beginning of 2005 and 2004:

- The acquisition of PitTrak, as if it occurred on January 1, 2004 and 2005;
- The acquisition of EndX , as if it occurred on January 1, 2004 and 2005;
- The acquisition of VirtGame as if it occurred on January 1, 2004 and 2005, and the related issuance of approximately 1.2 million shares of common stock in exchange for the outstanding common and preferred stock of VirtGame.

(Amounts in thousands)	2005	2004
Net revenues	$ 82,079	$101,812
Income (loss) from operations	$ (757)	$ 5,165
Net loss	$(12,117)	$ (4,692)
Loss per share—basic and diluted	$ (0.46)	$ (0.20)

Other Acquisitions

During 2006 the Company purchased an 11% minority investment in a non-public entity for $6 million in cash. This investment is accounted for using the cost method, and is periodically reviewed for impairment. No impairment of this investment was recognized during the year ended December 31, 2006.

3. Fair Values of Financial Instruments

The following table presents the carrying amount and estimated fair market value of financial instruments at December 31, 2006:

(Amounts in thousands)	Carrying Amount	Estimated Fair Market Value
Senior Notes	$44,415	$45,731

The carrying values of contract sales and notes receivable, capital leases, and the secured working capital line of credit approximate fair values. The estimated fair value of fixed rate long-term debt was determined by using quoted market prices and where quoted market prices are not available the fair value was calculated utilizing the present value of estimated future cash flows and applying discount rates commensurate with the risks involved.

4. Receivables

Accounts receivable at December 31, 2006 and 2005 consist of the following:

(Amounts in thousands)	2006	2005
Trade accounts	$15,531	$12,874
Other	3,230	850
Subtotal	18,761	13,724
Less: allowance for doubtful accounts	(943)	(805)
Net	$17,818	$12,919

Contract and notes receivable at December 31, 2006 and 2005 consist of the following:

(Amounts in thousands)	2006	2005
Contract sales and notes receivable	$ 8,100	$19,288
Less: allowance for doubtful accounts	(1,529)	(1,529)
Net	$ 6,571	$17,759
Current portion	$ 6,407	$15,670

Changes in the allowance for doubtful accounts for the years ended December 31, 2006, 2005 and 2004 are as follows:

(Amounts in thousands)	2006	2005	2004
Allowance for doubtful accounts—beginning	$2,334	$2,429	$ 3,496
Provision for bad debts (recoveries)	228	(49)	149
Write-offs	(90)	(46)	(1,216)
Allowance for doubtful accounts—ending	$2,472	$2,334	$ 2,429

Included in other receivables at December 31, 2006 is $2.8 million receivable from an insurance company related to a settlement of a class action lawsuit (See Note 13.)

5. Inventories

Inventories at December 31, 2006 and 2005 consist of the following:

(Amounts in thousands)	2006	2005
Raw materials	$ 7,752	$ 7,384
Finished goods	4,759	4,303
Work-in-progress	15	4
Subtotal	12,526	11,691
Less: reserve for obsolete inventory	(1,040)	(1,157)
Total	$11,486	$10,534

Changes in the reserve for obsolete inventory for the years ended December 31, 2006, 2005 and 2004 are as follows:

(Amounts in thousands)	2006	2005	2004
Reserve for obsolete inventory—beginning	$ 1,157	$1,332	$ 4,479
Provision for obsolete inventory	942	(85)	(912)
Write-offs	(1,059)	(90)	(2,235)
Reserve for obsolete inventory—ending	$ 1,040	$1,157	$ 1,332

On July 1, 2006, the European Union adopted the RoHS initiative (restriction of the use of certain hazardous substances in electrical and electronic equipment). This initiative is expected to be adopted in other jurisdictions, including the United States, during 2007. As a result of the adoption of this initiative, the Company completed a comprehensive analysis of its inventories during the second quarter of 2006. As a result of this review, the Company recorded an additional reserve for obsolete inventory of $0.9 million.

6. Property and Equipment

Property and equipment at December 31, 2006 and 2005 consist of the following:

(Amounts in thousands)	2006	2005
Buildings and leasehold improvements	$ 1,125	$ 977
Machinery and equipment	10,021	7,452
Equipment leased to others	3,949	4,228
Furniture and fixtures	1,790	1,773
Transportation equipment	662	677
Subtotal	17,547	15,107
Less: accumulated depreciation	(12,091)	(10,690)
Total	$ 5,456	$ 4,417

Depreciation expense for property and equipment was $1.8 million, $2.6 million and $7.0 million for the years ended December 31, 2006, 2005 and 2004, respectively.

7. Goodwill and Intangible Assets

Intangible assets at December 31, 2006 and 2005 consist of the following:

(Amounts in thousands)	2006	2005
Perpetual license	$ 35,762	$ 35,762
Patent and trademark rights	16,698	15,769
Covenants not to compete	—	377
Software development costs	4,359	1,905
Licensed technology	5,483	3,940
Core technology and other proprietary rights	22,613	21,100
Subtotal	84,915	78,853
Less: accumulated amortization	(22,539)	(16,902)
Total	$ 62,376	$ 61,951

During 2005 the Company reclassified $12.4 million of the perpetual license to goodwill and adjusted the related deferred tax liability by $6.9 million.

In accordance with SFAS No. 144, the Company performs an impairment analysis on all of its long-lived and definite life intangible assets on an annual basis, or whenever events or circumstances occur that would indicate the assets may be impaired. In accordance with SFAS No. 142, for indefinite lived assets including perpetual licenses and goodwill, an independent valuation is performed annually to determine if any impairment has occurred. Independent valuation tests as of September 30, 2006 and 2005 did not indicate any impairment.

The net carrying value of goodwill and other intangible assets as of December 31, 2006 by segment consists of the following:

	Net Amount Allocated by Segment		
(Amounts in thousands)	Slot and Table Games	Systems	Total
Goodwill	$14,838	$43,176	$ 58,014
Indefinite life intangible asset (perpetual license)	31,276	—	31,276
Definite life intangible assets (detail below)	11,033	20,067	31,100
Total	$57,147	$63,243	$120,390

The net carrying value of goodwill ($58.0 million) as of December 31, 2006 is included in the geographic operations of North America ($29.6 million), Europe ($25.4 million), and Australia / Asia ($3.0 million).

Definite life intangible assets as of December 31, 2006, subject to amortization, are comprised of the following:

(Amounts in thousands)	Gross Carrying Amount	Accumulated Amortization	Net
Patent and trademark rights	$16,698	$(11,097)	$ 5,601
Software development costs	4,359	(797)	3,562
Licensed technology	5,482	(965)	4,517
Core technology and other proprietary rights	22,612	(5,192)	17,420
Total	$49,151	$(18,051)	$31,100

Amortization expense for definite life intangible assets was $7.5 million, $2.3 million and $1.6 million for the years ended December 31, 2006, 2005 and 2004, respectively. Annual estimated amortization expense for each of the five succeeding fiscal years is as follows:

(Amounts in thousands)	
2007	$ 7,485
2008	7,053
2009	6,625
2010	6,308
Thereafter	3,629
Total	$31,100

8. Other Assets

Other assets at December 31, 2006 and 2005 consist of the following:

(Amounts in thousands)	2006	2005
Slot content	$ —	$ 431
Deposits	803	569
Debt issue costs	4,518	1,245
Minority investments	6,038	38
Other	1,476	1,147
Total	$12,835	$3,430

9. Accrued Liabilities

Accrued liabilities at December 31, 2006 and 2005 consist of the following:

(Amounts in thousands)	2006	2005
Payroll and related costs	$ 3,153	$1,461
Interest	1,341	863
Royalties	374	524
Restructuring and severance expense	512	308
Liability for intellectual property	—	1,500
Legal and tax	4,227	457
Other	431	439
Total	$10,038	$5,552

Included in accrued liabilities at December 31, 2006 is $2.8 million related to a settlement of a class action lawsuit (See Note 13.)

During the second quarter of 2006, the Company recorded charges for certain legal and tax matters, severance for a former executive officer and the restructuring of its international offices. On June 16, 2006, the Company entered into a separation agreement with its former CFO, resulting in charges of $0.9 million for severance and $0.9 million for stock compensation expense. Due to the proliferation of gaming in Asia, particularly Macau, the Company has realigned its international operations to respond to changing market opportunities in this region of the world. As a result of this restructuring, the Company has commenced the closure of its office in Oxford, England and is in the process of relocating certain key employees to Macau. The Company recognized $0.3 million of charges related to this restructuring during the quarter ended June 30, 2006. During the second quarter of 2006 the Company recorded $1.5 million of charges related to certain legacy legal and tax matters in accordance with SFAS No. 5 "Accounting for Contingencies".

10. Net Gain on Disposition of Non-core Assets

During the second quarter of 2005, the Company completed the sale of its interior sign division, which resulted in a gain of $7.4 million, including transaction costs. Additionally, the Company commenced the process of repositioning its existing slot machine platform to focus on central-server based games and third party content development. In connection with this repositioning, the Company entered into an asset purchase agreement to sell certain non-gaming slot hardware related to its existing platform. In connection with the repositioning, the Company recorded an impairment charge of $4.9 million equal to the amount by which the carrying value exceeded fair value determined by the selling price.

11. Gain on Sale of Core Intellectual Property

During the third quarter of 2005, the Company completed a $2.5 million strategic licensing transaction by selling the remaining rights to certain intellectual property through a nonmonetary transaction, but retained a non-exclusive right to use the intellectual property in the Company's operations. This gain was based upon the fair value of intellectual property sold in the exchange.

12. Debt

Long-term debt at December 31, 2006 and 2005 consists of the following:

(Amounts in thousands)	2006	2005
11.875% Senior Secured Notes due August 15, 2008, net of unamortized discount of $585 and $954	$44,415	$44,046
Capital leases secured by transportation, gaming and manufacturing equipment, interest rates between 4.1% and 13.19% and due through 2006. The related capitalized cost for these leases is $0 and $69.	—	2
Unsecured promissory note to TAB, Ltd. bearing interest at 5%, principal and interest due currently	113	284
Notes payable secured by transportation and office equipment, interest rates between 0% to 12% due through 2007	15	26
Secured revolving working capital line of credit of $22.5 million. Interest at prime rate plus 3.5% (currently 11.75%), interest payable monthly, due 2009.	17,636	—
Total	62,179	44,358
Less: current portion	(128)	(287)
Long-term portion	$62,051	$44,071

The following is the long-term debt maturity schedule:

(Amounts in thousands)	
2007	$ 128
2008	45,000
2009	17,636
2010	—
2011	—
Total	$62,764

On April 20, 2006, the Company completed the first of two phases of securing a credit facility for completion of its minority investment in Magellan Technology Pty., Ltd., and for general working capital purposes. The first phase included an arrangement for a $10 million senior secured term loan due April 19, 2007. Outstanding principal under the facility bore interest at the prime rate of interest plus 2.25%. Underwriting fees related to the facility equaled 3.5% of the total principal and warrants to purchase 200,000 shares of the Company's common stock. The warrants were valued using the Black-Scholes method using expected volatility of 60%, expected term of seven years, risk free rate of 4.97%, and expected dividends of zero. The fair value of these warrants is classified in Other Assets in the accompanying balance sheet.

On August 4, 2006, the Company completed the final phase of its credit facility with an affiliate of Cerberus Capital Management, L.P., Ableco Finance LLC ("Cerberus"). The $22.5 million, three-year revolving credit facility is intended for general working capital purposes and replaced the existing $10 million facility completed in the first stage of the financing. Outstanding principal under the $22.5 million facility will bear interest at the prime rate of interest plus an applicable margin (currently 11.75%) or a LIBOR rate plus an applicable margin. Underwriting fees related to the facility equal 2.0% of the total principal and warrants to purchase 150,000 shares of the Company's common stock. The warrants were valued using a binomial lattice model and a Monte Carlo model using volatility of 69.64%, derived service period of one year, risk free rate of 5.05%, and expected dividends of zero. The fair value of these warrants is classified in Other Assets in the accompanying balance sheet. The terms of the Cerberus facility require the Company to comply with certain financial covenants covering senior debt leverage ratio, total debt leverage ratio, minimum EBITDA, minimum cash plus availability, minimum interest coverage, and certain negative covenants.

On March 20, 2007, the Company and Cerberus entered into an amendment to their existing facility. Under the amendment Cerberus waived certain financial covenant requirements for the quarters ended December 31, 2006 and the quarter ended March 31, 2007. The Company was required to pay an amendment fee of $225,000 and the interest rate charged by Cerberus under the facility was increased by 50 basis points. The Company will retain full use of its facility, in accordance with the agreement, in future periods. The amendment fee was accrued as of December 31, 2006 and is reflected in the accompanying financial statements.

As of December 31, 2006, the Company is in compliance with all debt covenants, after considering the waiver described above.

In connection with the Company's December 2005 retirement of $20.0 million of its Senior Secured Notes ("Notes"), the Company incurred a loss for the early retirement of debt, totaling $3.0 million. The loss includes a charge of $1.2 million for the premium paid on the repurchase of the Notes and non-cash charges to write-off $1.8 million representing the unamortized bond issue costs and unamortized discount on the Notes retired.

On November 9, 2005, the Company completed its sale of 8.3 million shares of its Common Stock at a price of $9.25 per share. Proceeds from the transaction were used to fund strategic developments and acquisitions, repurchase and retire $20.0 million of the Company's Notes, provide working capital and for other general corporate purposes.

On August 22, 2001, the Company completed the private placement of $105.0 million of its 11.875% Senior Secured Notes ("Notes") due 2008 and warrants to purchase an aggregate of 420,000 shares of its common stock at a price of $7.70 per share. Interest payments are due on May 1 and November 1 until 2008. The Notes are secured by a security interest in certain of the Company's assets and certain assets of its subsidiaries. On or after August 15, 2005, the Company has the right to redeem all or some of the Notes at a price that decreased over time from 105.938% of the principal amount in 2005 to 100.0% of the principal amount in 2007, plus accrued and unpaid interest. The Notes include, among other covenants, a requirement that the Company maintain cash and cash equivalents and unused availability equal to $5.0 million (as defined in the Indenture to the Senior Secured Notes). The Company was in compliance with this covenant as of December 31, 2006 and 2005. Each warrant issued entitles the holder to purchase four shares of the Company's common stock at a price of $7.70. The warrants expire on August 15, 2008. The fair market value of the warrants at date of issue was recorded as additional paid in capital.

The covenants governing the Company's indebtedness restrict its ability to pay and declare dividends without the consent of the applicable lenders.

13. Commitments and Contingencies

The Company leases certain of its facilities and equipment under various agreements for periods through the year 2012. The following schedule shows the future minimum rental payments required under these operating leases, which have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2006:

(Amounts in thousands)	Minimum Payments
2007	$2,710
2008	2,382
2009	1,923
2010	1,263
2011	447
Thereafter	—
Total	$8,725

Rent expense, net of sublease rentals, was $2.7 million, $2.4 million and $3.9 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Other Commitments and Contingencies

A lease agreement for a building in Las Vegas, Nevada was terminated during 2005 and a $1.0 million letter of credit securing rent payments was released from escrow.

In August 2004, the Company signed a five-year strategic partnership agreement with International Game Technology ("IGT") to license segments of its patent portfolio of technology and to develop video slot games based on Progressive content. The new games will be developed on IGT's game platform and distributed by Progressive. IGT also licensed aspects of its intellectual property to the Company for its games as well as for certain joint development. Under this agreement, the Company is committed to purchase from IGT a minimum of 600 slot machines with the Company's game content ported on them over the life of the agreement. The Company will be required to pay for the slot machines through a daily fee arrangement whereby IGT will receive an amount equal to 25% of the Company's gross revenue derived from the slot machines, with a minimum of $12.50 per day per machine, as defined in the agreement.

Legal Matters

The Company was sued by Derek Webb and related plaintiffs in the U.S. District Court, Southern District of Mississippi, Jackson Division, in a case filed on December 27, 2002. The plaintiffs alleged state law interference with business relations claims and federal antitrust violations and contended that the Company illegally restrained trade and attempted to monopolize the proprietary table game market in the United States. At trial, Plaintiffs sought monetary damages, penalties and attorneys' fees in excess of several million dollars based on the attempted monopolization claim only. Trial on this case was held in January and February, 2007. In a jury verdict, the plaintiff was awarded the sum of $13 million for his claims, which amount was trebled in accordance with applicable law. As a result, on or about February 21, 2007, judgment was entered in favor of plaintiffs in the amount of $39 million, plus the costs of suit, including a reasonable attorney's fee. Plaintiffs claim that costs of suit and attorney's fees together exceed $4.6 million. The Company has filed post-trial claims for relief (including a motion for a new trial and a motion for a judgment as a matter of law) and, if necessary, it intends to initiate the appeals process. The enforcement of the judgment that has awarded the damages in this case is stayed during the pendency of the motion for a new trial. Although the Company cannot guarantee the outcome of any of its litigation matters, based on opinions from its external counsel and its own internal assessment, the Company believes that it is probable that either the motion for a new trial or motion for judgment as a matter of law will be granted and as a result the jury verdict will be vacated and overturned. Otherwise, the Company believes it is probable that the jury verdict will be overturned on appeal. As a result, as of December 31, 2006, no amounts have been accrued for this matter other than legal defense fees. While the Company cannot predict with precision the length of time it will take the Court to rule on post trial motions, it believes, and outside counsel concurs, that it is remote that the post trial motion process will be concluded before December 31, 2007, and the Court would render its decisions on these motions. Accordingly, other than normal legal expenses, the Company does not expect the jury verdict to impact its financial position, results of operations or cash flows during the year ended December 31, 2007. If the post trial motions are unsuccessful, the Company may be required to post a bond for $43.7 million representing the full amount of the verdict, including plaintiffs' attorneys' fees and costs. The requirement to post a bond of this magnitude could therefore have a material adverse effect on the Company's financial position, results of operations and liquidity, up to and including impacting its ability to continue as a going concern or forcing the Company to seek protection under Federal Bankruptcy laws.

The Company is currently in a dispute with Hasbro, Inc. that was filed in the U.S. District Court in Rhode Island centering primarily around the calculation of royalty payments from 1999-2002 on the sale and license of certain of Progressive's branded slot machines. Hasbro is seeking monetary damages, which could be in excess of several million dollars.

The Company received a complaint from Olaf Vancura, a former employee, on July 18, 2005, alleging various claims associated with allegations of breach of employment agreement. A claim for the return of patents assigned to the Company has also been made. Under the Company's agreement with Mr. Vancura, the matter is required to be handled through binding arbitration. Arbitration has been set for June 5, 2007. The Company believes that it has exercised due care in satisfying all obligations under this employment agreement and will continue to defend this claim.

On or about May 8, 2006, the Company was served with a First Amended Complaint by Gregory F. Mullally in regards to a case pending in the United States District Court for the District of Nevada. Mr. Mullally's First Amended Complaint added the Company and over ten other defendants in a case that has been pending since 2005. The case makes various legal claims relating to an allegation that Mr. Mullally owns the Internet rights to the proprietary table games known as Caribbean Stud® and 21 Superbucks. The Company believes this case is without merit and intends to defend this claim vigorously.

Commencing on November 28, 2005, four similar purported class action complaints were filed in the United States District Court for the District of Nevada naming the Company and two of the Company's officers as defendants, and seeking unspecified money damages under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaints all alleged that during a "class period" beginning in early 2005 and ending on October 19, 2005, the defendants misled the Company's investors concerning the prospective application of SFAS No. 153 to the Company's financial statements for the third quarter of 2005. The complaints were consolidated into a single action, and plaintiffs filed their amended complaint on April 13, 2006, which also asserted claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. Defendants filed a motion to dismiss the amended complaint. On August 31, 2006, the court denied the motions with regard to the Sections 11 and 15 claims, but dismissed the other claims, with leave to amend. The parties have reached a tentative settlement, subject to the completion of confirmatory discovery and court approval, and as a result, the court has stayed plaintiffs' filing of a second amended complaint. The court has ordered the parties to submit settlement documentation for preliminary approval by March 2, 2007. On March 7, 2007, the Court preliminarily approved the settlement between the parties. Under the terms of the settlement, the plaintiffs agree to dismiss with prejudice all claims against all defendants, including the Company and its current and former officers and directors, in exchange for a payment in the amount of $2.8 million, virtually all of which is being provided pursuant to the Company's insurance coverage. The Court is expected to hold a hearing on June 6, 2007 to render a final ruling on the settlement. Virtually all of the tentative settlement is being provided pursuant to the Company's insurance coverage. The Company's financial statements for the year ended December 31, 2006 reflect substantially all of the costs related to this litigation, as well as a current liability for the settlement amount and a corresponding current receivable from the insurance company.

In December 2005, Interactive Systems Worldwide Inc. ("ISWI") filed an action against the Company in the Federal District Court for New Jersey, alleging that the Company's "Rapid Bet Live™" and "Primeline™" products infringe U.S. Patent Nos. 5,573,244 and 5,842,921. In March 2006, the Federal District Court for New Jersey transferred this action to the Federal District Court for Nevada. The Company and ISWI are currently in settlement discussions. The Company does not expect the settlement of this claim will have a material impact on its financial position, liquidity or results of operations.

On or about August 1, 2006, the Company was served with a Complaint by DTK, LLC in regards to a case pending in the Circuit Court of Harrison County, Mississippi, First Judicial District. The Complaint makes various legal claims surrounding allegations that Progressive is responsible for damages caused by Hurricane Katrina to its former facility in Gulfport. Trial on this case has been set to occur within a three week period starting on September 10, 2007. The Company intends to defend this claim vigorously.

In August 2004, the Company sued Paltronics, Inc. for patent infringement in the United States District Court for the District of Nevada. In November 2005, the Company elected to no longer pursue the lawsuit, and on June 1, 2006, the Court dismissed the case with prejudice. However, still pending before the Court are Paltronics, Inc.'s requests for approximately $0.5 million in attorney's fees and costs related to the litigation.

The Company was sued by Paltronics, Inc. in the U.S. District Court District of Nevada in a case filed on August 26, 2006. Paltronics alleges patent infringement in regards to an embodiment of multi screen presentations that Progressive sells as an-add on module for slot machines. The Company believes it is well positioned to defend against this claim. This case is still in the early stages and the Company cannot currently make an assessment of the outcome, but intends to defend this case vigorously.

On or about February 14, 2007, the Company was served with a complaint by CEI Holding, Inc. in regards to a case pending in the Eighth Judicial District Court, Clark County Nevada (Case Number: A535019). CEI Holding claims that Progressive allegedly failed to pay the accounts payable obligations of Casino Excitement, Inc. pursuant to a 2002 stock purchase agreement wherein Casino Excitement, Inc. (the Company's former exterior sign business) was sold by the Company. This case is still in the early stages and the Company cannot currently make an assessment of the outcome, but intends to defend this case vigorously.

From time to time the Company is also involved in other legal matters, litigation and claims of various types in the ordinary course of its business operations, including matters involving bankruptcies of debtors, collection efforts, disputes with former employees and other matters. Except as noted above, no significant accruals have been recorded for legal matters.

14. Income Taxes

Income (loss) from continuing operations before tax consisted of the following:

(Amounts in thousands)	2006	2005	2004
U.S.	$(31,948)	$(7,504)	$219
Foreign	(4,676)	1,521	(25)
Total	$(36,624)	$(5,983)	$194

The (provision) benefit for income taxes for the years ended December 31, 2006, 2005 and 2004 consist of:

(Amounts in thousands)	2006	2005	2004
Current	$(283)	$—	$ 65
Deferred	283	—	—
Total provision	$ —	$—	$ 65
Continuing operations	$ —	$—	$ 65
Discontinued operations	—	—	—
Total benefit (provision)	$ —	$—	$ 65

The (provision) benefit for income taxes for the years ended December 31, 2006, 2005 and 2004 differs from the amount computed at the federal income tax statutory rate as a result of the following:

(Amounts in thousands)	2006	%	2005	%	2004	%
Amounts at statutory rate	$ 12,818	35.0%	$ 2,094	35.0%	$ (68)	(35.0)%
Adjustments:						
Foreign subsidiaries tax, net	(252)	(0.7)%	(76)	(1.3)%	55	28.3%
State income tax	380	1.0%	87	1.5%	60	31.0%
Non-deductible expenses and other	1,117	3.1%	(73)	(1.2)%	285	146.7%
Valuation allowance	(14,063)	(38.4)%	(2,032)	(34.0)%	(267)	(137.6)%
Total benefit (provision)	$ —	0.0%	$ —	0.0%	$ 65	33.5%

The components of the net deferred tax liability at December 31, 2006 and 2005 consist of the following:

(Amounts in thousands)	2006	2005
Deferred tax assets:		
Current:		
Inventory book / tax differences	$ 1,007	$ 1,010
Prepaid expenses and other	1,584	1,183
Valuation allowance	(2,591)	(2,193)
Subtotal	—	—
Noncurrent:		
Deferred revenue	1,226	1,052
Tax credits	2,247	1,930
Intangible assets and other	6,149	2,745
Property and equipment and other	—	2,090
Net operating loss carryforward	50,608	39,137
Valuation allowance	(54,079)	(43,828)
Subtotal	6,151	3,126
Total deferred tax assets	6,151	3,126
Deferred tax liabilities:		
Current:	—	—
Noncurrent:		
Perpetual license	(16,996)	(17,982)
Property and equipment and other	(1,011)	—
Subtotal	(18,007)	(17,982)
Total deferred tax liabilities	(18,007)	(17,982)
Net deferred tax liability	$(11,856)	$(14,856)

Changes in the deferred tax valuation allowance for the years ended December 31, 2006, 2005 and 2004 were as follows:

(Amounts in thousands)	2006	2005	2004
Beginning balance	$46,021	$37,510	$37,243
Additions (deductions)	14,063	2,032	267
Purchase accounting adjustments	(3,414)	6,479	—
Ending balance	$56,670	$46,021	$37,510

At December 31, 2006, the Company had federal net operating loss carryforwards of $131.7 million, which will begin to expire after the year ended December 31, 2016. The Company also had General Business and AMT tax credit carryforwards of $2.0 million and $0.3 million, respectively. At December 31, 2006, a valuation allowance was recorded to reduce the deferred tax asset because management believes that the recognition of the tax benefit could not be assured. The Company acquired $20.1 million of net operating loss carryforwards from the acquisition of VirtGame. A full valuation allowance was provided on these net operating losses. The future utilization of these net operating losses will reduce the goodwill recorded in the VirtGame acquisition. Under Federal Tax Law IRC Section 382, certain significant changes in ownership that the Company is currently undertaking may restrict the future utilization of these tax loss carryforwards.

As discussed in Note 7, during 2005 the Company reclassified a portion of the perpetual license to goodwill and has decreased the related deferred tax liability by $6.9 million accordingly. For purposes of comparability, a similar reclassification and adjustment is reflected in 2004 amounts.

15. Earnings Per Share

The following table provides a reconciliation of basic and diluted earnings (loss) per share for the years ended December 31, 2006, 2005 and 2004:

(Amounts in thousands except per share amounts)	2006	2005	2004
Net income (loss)	$(36,624)	$(5,983)	$ 259
Weighted average shares outstanding	34,527	25,124	21,884
Dilutive stock options and warrants outstanding	—	—	475
Weighted average and potential shares outstanding	34,527	25,124	22,359
Basic earnings (loss) per share	$ (1.06)	$ (0.24)	$ 0.01
Diluted earnings (loss) per share	$ (1.06)	$ (0.24)	$ 0.01

Dilutive stock options and warrants of 0.9 million and 2.4 million for the years ended December 31, 2006 and 2005, respectively, have not been included in the computation of diluted loss per share as their effect would be antidilutive.

16. Benefit Plans

The Company adopted a savings plan (the "401(k) Plan") qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan covers substantially all employees who are not covered by a collective bargaining unit. The Company's matching contributions for 2006, 2005 and 2004 were $0.4 million, $0.2 million and $0.2 million, respectively.

17. Stock-Based Compensation Plans

At December 31, 2006, the Company has stock-based employee and director compensation plans, which are described below. On January 1, 2006, PGIC adopted the fair value recognition provision of SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"). Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB No. 25, "Accounting for Stock Issued to Employees", and related Interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation". In accordance with APB No. 25, no compensation cost was required to be recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant. The compensation cost charged against operating income (loss) for stock-based compensation was $6.9 million, $0.7 million, and $0.3 million for the years ended December 31, 2006, 2005, and 2004, respectively, and no stock-based compensation cost was capitalized in inventory during those years. The Company adopted SFAS No. 123(R) using the modified prospective method. Under this method, compensation cost recognized in future interim and annual reporting periods includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). The results for the prior periods have not been restated. The Company generally issues new shares to settle stock option exercises and vested stock awards.

SFAS No. 123(R) requires the cash flows from tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options ("excess tax benefits") to be classified as financing cash flows. Prior to the adoption of SFAS No. 123(R), excess tax benefits would have been classified as operating cash inflows. The Company has not recognized, and does not expect to recognize in the near future, any tax benefit related to stock-based compensation cost as a result of the full valuation allowance on its net deferred tax assets and its net operating loss carryforwards.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company's loss from continuing operations, loss before income taxes, and net loss for the year ended December 31, 2006, are $3.7 million greater than if it had continued to account for share-based compensation under SFAS No. 123. Basic and diluted loss per share for the year ended December 31, 2006 would have been $0.95 if the Company had not adopted SFAS No. 123(R), compared to reported basic and diluted loss per share of $1.05. The adoption of SFAS No. 123(R) had no effect on cash flows from operations or cash flows from financing activities for the year ended December 31, 2006.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123(R) to stock-based compensation granted under the Company's plans for the years ended December 31, 2005 and 2004. For purposes of this pro forma disclosure, the fair value of option grants is estimated using a Black-Scholes-Merton option-pricing formula and amortized to expense over the vesting periods.

(Amounts in thousands, except per share amounts)	2005	2004
Net income (loss), as reported	$(5,983)	$ 259
Add: Total stock-based compensation expense included in net income	736	344
Deduct: Total stock-based compensation expense determined under fair value method	(3,032)	(1,368)
Pro forma net loss	$(8,279)	$ (765)
Earnings (loss) per share:		
As reported—Basic and diluted	$ (0.24)	$ 0.01
Pro forma—Basic and diluted	$ (0.33)	$ (0.03)

Recognition and Measurement

The fair value of each stock-based award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. Option valuation models require the input of highly subjective assumptions, and changes in assumptions used can materially affect the fair value estimates. The Company estimates the expected life of the award by taking into consideration the vesting period, contractual term, historical exercise data, expected volatility, blackout periods and other relevant factors. Volatility is estimated by evaluating the volatility implied by market prices of the Company's exchange-traded financial instruments along with historical volatility data. The risk-free interest rate at the date of grant is based on U.S. Treasury constant maturity rates for a period approximating the expected life of the award. The Company historically has not paid dividends, nor does it expect to pay dividends in the foreseeable future, therefore the expected dividend rate is zero.

The following table summarizes the range of assumptions utilized in the Black-Scholes-Merton option-pricing model for the valuation of stock options granted during the years ended December 31, 2006, 2005 and 2004:

	Year Ended December 31,					
	2006		2005		2004	
Range of values:	Low	High	Low	High	Low	High
Expected volatility	60%	60%	60%	60%	60%	60%
Expected dividends	—	—	—	—	—	—
Expected term (in years)	4.5	4.5	7.0	7.0	10.0	10.0
Risk free rate	4.1%	5.2%	3.8%	4.6%	2.9%	4.1%

The Company recognizes share-based compensation expense for all service-based awards with graded vesting schedules on a straight-line basis over the requisite service period for the entire award. Initial accruals of compensation expense are based on the estimated number of shares for which requisite service is expected to be rendered. Estimates are revised if subsequent information indicates that forfeitures will differ from previous estimates, and the cumulative effect on compensation cost of a change in the estimated forfeitures is recognized in the period of the change.

For awards with service and market conditions and graded vesting that were granted prior to the adoption of SFAS No. 123(R), the Company estimates the requisite service period and the number of shares expected to vest, and recognizes compensation expense for each tranche on a straight-line basis over the estimated requisite service period. Estimated requisite service periods for awards with market conditions are periodically reviewed, and are adjusted if the market conditions and other factors indicate that the award is likely to vest more quickly than previously estimated. Adjustments to compensation expense as a result of revising the estimated requisite service period are recognized prospectively. Upon forfeiture of awards with market conditions, previously recognized compensation cost is reversed only if the forfeiture is a result of the employee's failure to render the requisite service. Compensation expense is not reversed for awards that are forfeited solely because a market condition is not satisfied.

2005 Equity Incentive Plan

The 2005 Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock bonus awards, stock purchase awards, stock unit awards and other stock awards to the Company's employees, directors and consultants. Options issued under the plan are generally granted with an exercise price equal to the fair market value on the date of grant, become exercisable at the rate of $1/48^{th}$ per month, and have a term of seven years. Restricted stock awards granted under the plan typically vest at the rate of one-third per year on each of the first through third anniversaries of the date of grant. The 2005 Equity Incentive Plan, which was adopted during 2005, is intended as the successor to the Company's Stock Option Plan, Employee Stock Incentive Plan, and New Hire Equity Inventive Plan (the "predecessor plans"). As of December 31, 2006, the aggregate number of shares of the Company's common stock that may be issued under the 2005 Equity Incentive Plan is 1,742,384, subject to certain increases from time to time as set forth in that plan.

At December 31, 2006, the Company had outstanding restricted stock awards which were granted under the 2005 Equity Incentive Plan and the predecessor plans. Restricted stock awards granted under the 2005 Equity Incentive Plan typically vest ratably over a service period of three years, and compensation expense is based upon the grant date fair value, calculated as the quoted market price of the Company's stock on the grant date times the number of shares expected to vest. Restricted stock awards granted under the predecessor plans generally vest ratably over a period of three years, subject to the achievement of target market prices for the Company's stock, and have a term of ten years. Compensation cost for these awards is based upon the number of shares expected to vest, times the quoted market price of the Company's stock on the accounting measurement date, which is typically the date on which both the service condition and target market price condition have been met.

A summary of activity under the 2005 Equity Incentive Plan and the predecessor plans as of December 31, 2006, and changes during the year then ended is presented below:

(Share amounts in thousands)	Number of Shares	Weighted Average Exercise Price	Wtd. Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value ($000)
Options:				
Outstanding at December 31, 2005	2,274	$ 7.55		
Granted	814	7.04		
Exercised	(95)	5.23		
Forfeited or expired	(454)	6.45		
Outstanding at December 31, 2006	2,539	$ 7.67	6.1	$5,929
Exercisable at December 31, 2006	1,212	$ 6.97	5.1	$3,487

(Share amounts in thousands)	Number of Shares	Weighted Average Grant Date Fair Value
Restricted Stock Awards:		
Outstanding at December 31, 2005	392	$11.33
Granted	204	8.61
Vested	(110)	11.36
Forfeited or cancelled	(142)	12.79
Outstanding at December 31, 2006	344	$ 9.10

On September 30, 2006, the Company cancelled 142,000 restricted share awards granted under the predecessor plans and issued an equal number of replacement awards under the 2005 Equity Incentive Plan that vest one-third annually over a three year period. As a result of this exchange, the Company will recognize incremental compensation cost of $0.3 million over the three year vesting period of the replacement awards.

In June 2006, the terms of approximately 328,000 employee stock options and restricted share awards were modified in accordance with the terms of the Severance Agreement entered into between the Company and its former Chief Financial Officer. As a result of this modification, the Company recorded compensation expense of $0.9 million for the year ended December 31, 2006.

Director Stock Option Plan

The Director Stock Option Plan provides for the grant of nonstatutory stock options to non-employee directors of the Company. Under this plan, each non-employee director receives each year, immediately following the Company's annual meeting of stockholders, a ten year option (vesting as to 1/48 of the optioned shares, cumulatively, each month following the grant) to purchase at one hundred percent (100%) of the fair market value at the date of grant 15,000 shares of the Company's common stock.

A summary of option activity under the Director Stock Option Plan as of December 31, 2006, and changes during the year then ended is presented below:

(Share amounts in thousands)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value ($000)
Outstanding at December 31, 2005	357	$6.68		
Granted	95	8.50		
Exercised	—	—		
Forfeited or expired	—	—		
Outstanding at December 31, 2006	452	$7.06	6.5	$1,289
Exercisable at December 31, 2006	316	$5.86	5.3	$1,140

Additional Share-Based Compensation Information

(Amounts in thousands, except per share amounts)	2006	2005	2004
2005 Equity Incentive Plan and predecessor plans:			
Weighted average grant date fair value per share of options granted during the year	$ 4.22	$ 7.40	$3.69
Total fair value of options that vested during the year	3,887	2,240	915
Total intrinsic value of options exercised during the year	338	3,946	894
Director Stock Option Plan:			
Weighted average grant date fair value per share of options granted during the year	4.54	8.43	3.23
Total fair value of options that vested during the year	408	284	204
Total intrinsic value of options exercised during the year	—	604	—

Cash received during the years ended December 31, 2006 and 2005 from option exercises under all share-based payment arrangements was $0.5 million and $3.1 million, respectively.

The total unrecognized compensation cost related to nonvested options and restricted stock awards under all share-based compensation plans at December 31, 2006 was $8.0 million. That cost is expected to be recognized over a weighted-average period of 1.5 years.

Warrants Issued to Vendors

Along with the above-discussed stock option plans, the Company may from time to time grant stock warrants to various licensors as well as other individuals with whom the Company does business. From 1998 to 2000, the Company entered into various licensing agreements with Hasbro, Inc. and Hasbro International, Inc. (together, "Hasbro") which granted the Company rights to intellectual property, including rights to develop and market gaming devices and associated equipment under the trademarks Battleship®, Clue® and Trivial Pursuit®. In exchange for these license agreements, the Company granted Hasbro warrants to purchase up to 125,000 shares of the Company's common stock for each license at an average exercise price of $6.13 per share. At December 31, 2006, 187,500 of these warrants remain outstanding and exercisable, and they expire in 2009.

From 1998 to 2000, the Company entered into a licensing agreement with Ripley Entertainment which granted the Company rights to intellectual property, including rights to develop and market gaming devices and associated equipment under the trademark for Ripley's Believe It® or Not!®, in exchange for which the

Company granted Ripley's Entertainment a warrant to purchase up to 35,000 shares of the Company's common stock at an exercise price of $6.75 per share. This warrant remains outstanding and exercisable at December 31, 2006, and expires on December 31, 2009.

During the year ended December 31, 2006, the Company licensed certain intellectual property rights from Harrah's License Company, LLC in exchange for 325,000 warrants to purchase shares of the Company's common stock at an exercise price of $7.50 per share. These warrants were valued using the Black-Scholes-Merton option-pricing model using volatility of 60%, expected life of six years, risk free rate of 4.79%, and expected dividends of zero. These warrants remain outstanding and exercisable at December 31, 2006.

At December 31, 2006, the total number of uncancelled warrants issued in exchange for license agreements was 547,500, with a weighted average exercise price of $7.70 per share.

During 2006, the Company also issued a total of 350,000 stock purchase warrants to Ableco Finance LLC in connection with financing arrangements, as more fully described in Note 12.

No warrants were granted during the years ended December 31, 2005 and 2004.

A summary of the status of the Company's warrants issued to vendors at December 31, 2006, 2005 and 2004 and changes during the years then ended is presented in the table below:

	2006		2005		2004	
(Amounts in thousands except per share amounts)	Warrants	Wtd. Ave Exercise Price	Warrants	Wtd. Ave Exercise Price	Warrants	Wtd. Ave Exercise Price
Warrants, beginning of year	348	$6.76	660	$5.90	660	$5.90
Granted	675	7.94[1]	—	—	—	—
Exercised	(125)	4.56	(312)	4.94	—	—
Cancelled	—	—	—	—	—	—
Warrants, end of year	898	$7.95[1]	348	$6.76	660	$5.90
Exercisable at end of year	823	$7.95	348	$6.76	660	$5.90

(1) The weighted average exercise price excludes 75,000 warrants for which the exercise price has not yet been set in accordance with the warrant agreement.

The costs charged to operating income (loss) for the years ended December 31, 2006, 2005 and 2004 related to warrants issued to vendors were $0.4 million, $0.1 million and $0.3 million, respectively.

Warrants and Options Assumed in Acquisition

In connection with the Company's acquisition of VirtGame, the Company assumed all outstanding options and warrants to purchase VirtGame common stock. In accordance with the merger agreement, the assumed options and warrants were subject to the same terms and conditions as set forth in the applicable plans and/or agreements under which they were issued. The number of shares and the per share exercise price for the shares of the Company's common stock issuable upon exercise of the assumed options and warrants shown below were determined using the exchange ratio applicable to the VirtGame common stock, which was 0.028489 to 1. At the date of acquisition, all of the acquired options and warrants were fully vested and exercisable. These options and warrants expire at various dates through 2010.

Following is a summary of the status of these options and warrants at December 31, 2006 and changes during the year then ended:

(Share amounts in thousands)	Number of Shares	Weighted Average Exercise Price	Wtd. Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value ($000)
Options and Warrants assumed:				
Outstanding at December 31, 2005	487	$15.11		
Granted	—	—		
Exercised	(24)	5.53		
Forfeited or expired	(36)	10.00		
Outstanding and exercisable at December 31, 2006	427	$16.10	2.0	$ —

During the year ended December 31, 2006, stock options and warrants to purchase 149,000 shares of the Company's common stock were exercised on a "net exercise" basis which resulted in the issuance of 82,000 net shares. The option and warrant activity tables above reflect the gross number of shares exercised, while the accompanying statements of changes in stockholders' equity reflect the net number of shares actually issued.

18. Concentrations of Credit Risk

The financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts and contracts receivable. The Company performs credit evaluations of its customers, and typically requires advance deposits of approximately 50%.

At December 31, 2006, net accounts and contracts receivable by region, as a percentage of total receivables, were as follows:

	Accounts Receivable	Contracts Receivable	Total
Domestic region	75.8%	86.3%	78.6%
International region:			
Australia / Asia	10.0	—	7.3
Europe	14.2	13.7	14.1
Total International	24.2	13.7	21.4
Total	100.0%	100.0%	100.0%

19. Guarantor Financial Statements

The Company's domestic subsidiaries are 100% owned and have provided full and unconditional guarantees on a joint and several basis on the payment of 11.875% Senior Secured Notes due 2008. The consolidating condensed financial statements for the guarantor subsidiaries are as follows:

CONSOLIDATING CONDENSED BALANCE SHEETS

	December 31, 2006				
(Amounts in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 4,236	$ —	$ 2,947	$ —	$ 7,183
Accounts receivable, net	13,398	101	4,319	—	17,818
Contracts receivable, net	4	5,505	898	—	6,407
Inventories, net	9,550	—	1,936	—	11,486
Other current assets	4,032	—	415	—	4,447
Total current assets	31,220	5,606	10,515	—	47,341
Contract sales and notes receivable, net	—	164	—	—	164
Property and equipment, net	4,560	131	765	—	5,456
Goodwill and intangible assets, net	44,407	37,696	38,287	—	120,390
Investments in and loans to subsidiaries	61,182	—	—	(55,145)	6,037
Other assets	6,742	53	3	—	6,798
Total assets	$148,111	$43,650	$49,570	$(55,145)	$186,186
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)					
Current liabilities	$ 23,136	$ 73	$ 4,449	$ —	$ 27,658
Intercompany transactions	(29,860)	(3,595)	33,455	—	—
Total current liabilities	(6,724)	(3,522)	37,904	—	27,658
Long-term debt, net	62,051	—	—	—	62,051
Other liabilities, long term	621	—	73	—	694
Deferred tax liability	8,236	—	3,620	—	11,856
Stockholders' equity (deficit)	83,927	47,172	7,973	(55,145)	83,927
Total liabilities and stockholders' equity (deficit)	$148,111	$43,650	$49,570	$(55,145)	$186,186

CONSOLIDATING CONDENSED BALANCE SHEETS

(Amounts in thousands)	December 31, 2005 Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 12,387	$ (117)	$ 1,811	$ —	$ 14,081
Accounts receivable, net	9,311	1,047	2,561	—	12,919
Contracts receivable, net	7,761	5,188	2,721	—	15,670
Inventories, net	6,017	3,386	1,131	—	10,534
Other current assets	2,443	807	332	—	3,582
Total current assets	37,919	10,311	8,556	—	56,786
Contract sales and notes receivable, net	2,000	89	—	—	2,089
Property and equipment, net	3,437	287	693	—	4,417
Goodwill and intangible assets, net	51,976	32,098	35,050	—	119,124
Investments in and loans to subsidiaries	73,427	—	—	(73,427)	—
Other assets	3,309	144	(23)	—	3,430
Total assets	$172,068	$42,929	$44,276	$(73,427)	$185,846
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)					
Current liabilities	$ 15,731	$ 3,447	$ 3,186	$ —	$ 22,364
Intercompany transactions	(499)	(9,080)	4,480	5,099	—
Total current liabilities	15,232	(5,633)	7,666	5,099	22,364
Long-term debt, net	44,045	—	26	—	44,071
Other long-term liabilities	—	—	22,307	(22,307)	—
Deferred tax liability	8,236	3,413	3,207	—	14,856
Stockholders' equity (deficit)	104,555	45,149	11,070	(56,219)	104,555
Total liabilities and stockholders' equity (deficit)	$172,068	$42,929	$44,276	$(73,427)	$185,846

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands)	Year Ended December 31, 2006				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ 54,040	$ —	$19,106	$(3,637)	$ 69,509
Cost of sales	28,628	—	9,168	(3,637)	34,159
Operating expenses	49,284	1,331	13,527	—	64,142
Operating loss	(23,872)	(1,331)	(3,589)	—	(28,792)
Equity in earnings (loss) of subsidiaries	(5,928)	—	—	5,928	—
Interest expense, net	(6,824)	79	(1,087)	—	(7,832)
Income (loss) from operations before income taxes	(36,624)	(1,252)	(4,676)	5,928	(36,624)
Income tax (provision) benefit	—	—	—	—	—
Net income (loss)	$(36,624)	$(1,252)	$ (4,676)	$ 5,928	$(36,624)

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands)	Year Ended December 31, 2005				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$41,235	$21,393	$15,593	$ —	$78,221
Cost of sales	20,248	9,364	6,494	—	36,106
Operating expenses	32,996	1,130	7,480	—	41,606
Net gain on disposition of non-core assets	(6,982)	4,446	—	—	(2,536)
Gain on sale of core intellectual property	—	(2,500)	—	—	(2,500)
Operating income (loss)	(5,027)	8,953	1,619	—	5,545
Equity in earnings of subsidiaries	10,474	—	—	(10,474)	—
Interest expense, net	(8,437)	—	(98)	—	(8,535)
Income (loss) from operations before income taxes and debt retirement	(2,990)	8,953	1,521	(10,474)	(2,990)
Loss on early retirement of debt	(2,993)	—	—	—	(2,993)
Income tax (provision) benefit	—	—	—	—	—
Net income (loss)	$ (5,983)	$ 8,953	$ 1,521	$(10,474)	$ (5,983)

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands)	Year Ended December 31, 2004				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$58,255	$26,987	$13,616	$(2,484)	$96,374
Cost of sales	26,882	10,150	8,334	(2,484)	42,882
Operating expenses	29,689	8,681	5,439	—	43,809
Operating income (loss)	1,684	8,156	(157)	—	9,683
Equity in earnings of subsidiaries	8,169	—	—	(8,169)	—
Interest expense, net	(9,585)	(36)	132	—	(9,489)
Income (loss) from operations before income taxes	268	8,120	(25)	(8,169)	194
Income tax (provision) benefit	(9)	—	74	—	65
Net income (loss)	$ 259	$ 8,120	$ 49	$(8,169)	$ 259

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2006				
(Amounts in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(14,539)	$ 117	$ 2,292	$—	$(12,130)
Cash flows from investing activities:					
Purchases of minority investments	(6,000)	—	—	—	(6,000)
Purchase of business operations, net of cash acquired	(56)	—	(688)	—	(744)
Purchase of property and equipment	(1,425)	—	(390)	—	(1,815)
Purchase of inventory leased to others	(355)	—	—	—	(355)
Proceeds from sale of property and equipment	—	—	35	—	35
Increase in intangible assets	(3,636)	—	—	—	(3,636)
Net cash used in investing activities	(11,472)	—	(1,043)	—	(12,515)
Cash flows from financing activities:					
Principal payments on long-term debt and capital leases	(263)	—	(13)	—	(276)
Purchase of treasury stock	(363)	—	—	—	(363)
Proceeds from long-term debt and notes payable	17,636	—	—	—	17,636
Debt issuance costs	(569)	—	—	—	(569)
Residual costs of equity offering	(151)	—	—	—	(151)
Proceeds from issuance of common stock	1,570	—	—	—	1,570
Net cash provided by (used in) financing activities	17,860	—	(13)	—	17,847
Effect of exchange rate changes on cash and cash equivalents	—	—	(100)	—	(100)
Increase (decrease) in cash and cash equivalents	(8,151)	117	1,136	—	(6,898)
Cash and cash equivalents, beginning of period	12,387	(117)	1,811	—	14,081
Cash and cash equivalents, end of period	$ 4,236	$ —	$ 2,947	$—	$ 7,183

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2005				
(Amounts in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(19,711)	$ 584	$(2,201)	$—	$(21,328)
Cash flows from investing activities:					
Purchase of business operations, net of cash acquired	(36,203)	—	—	—	(36,203)
Purchase of property and equipment	(1,418)	(29)	(476)	—	(1,923)
Purchase of inventory leased to others	(189)	(673)	—	—	(862)
Proceeds from sales of non-core assets	11,402	—	—	—	11,402
Proceeds from sale of property and equipment	96	—	49	—	145
Additions to intangible assets	(8,769)	—	—	—	(8,769)
Net cash used in investing activities	(35,081)	(702)	(427)	—	(36,210)
Cash flows from financing activities:					
Principal payments on long-term debt	(20,000)	—	(61)	—	(20,061)
Call premium on early retirement of debt	(1,188)	—	—	—	(1,188)
Proceeds from issuance of common stock	81,320	—	—	—	81,320
Principal payments on capital leases	(52)	—	(8)	—	(60)
Purchase of treasury stock	(433)	—	—	—	(433)
Net cash provided by (used in) financing activities	59,647	—	(69)	—	59,578
Effect of exchange rate changes on cash and cash equivalents	—	—	(264)	—	(264)
Increase (decrease) in cash and cash equivalents	4,855	(118)	(2,961)	—	1,776
Cash and cash equivalents, beginning of period	7,532	1	4,772	—	12,305
Cash and cash equivalents, end of period	$ 12,387	$(117)	$ 1,811	$—	$ 14,081

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands)	Year Ended December 31, 2004				
	Parent	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$ 3,115	$ 3,156	$2,200	$—	$ 8,471
Cash flows from investing activities:					
Purchase of property and equipment	(475)	(168)	(149)	—	(792)
Purchase of inventory leased to others	(2,067)	(2,902)	(128)	—	(5,097)
Proceeds from sale of equipment	127	(58)	—	—	69
Other investing activities	(245)	—	—	—	(245)
Net cash used in investing activities	(2,660)	(3,128)	(277)	—	(6,065)
Cash flows from financing activities:					
Principal payments on long-term debt	(99)	—	(9)	—	(108)
Principal payments on deferred license	(535)	—	—	—	(535)
Proceeds from issuance of common stock	2,352	—	—	—	2,352
Principal payments on capital leases	(471)	(28)	(88)	—	(587)
Purchase of treasury stock	(181)	—	—	—	(181)
Net cash provided by (used in) financing activities	1,066	(28)	(97)	—	941
Effect of exchange rate changes on cash and cash equivalents	—	—	275	—	275
Increase in cash and cash equivalents	1,521	—	2,101	—	3,622
Cash and cash equivalents, beginning of period	6,011	1	2,671	—	8,683
Cash and cash equivalents, end of period	$ 7,532	$ 1	$4,772	$—	$12,305

20. Segment Reporting

The Company's business consists of two reportable segments: (i) slot and table games, and (ii) systems. The slot and table games business segment includes the development, licensing and distribution of proprietary slot and table games. Revenues are derived from leases, revenue sharing arrangements, royalty and license fee arrangements with casinos and gaming suppliers. The systems business segment sells or leases electronic player tracking and slot machine and table game monitoring systems and electronic components used in progressive jackpot systems, and gaming machines. The accounting policies of the segments are the same as those described in Note 1—Description of Business and Summary of Significant Accounting Policies. All inter-segment transactions have been eliminated.

With respect to the current segments, the Company evaluates performance and allocates resources based upon profit or loss from operations before income taxes. Certain operating expenses, which are separately managed at the corporate level, are not allocated to the business segments. These unallocated costs include primarily the costs associated with executive administration, finance, human resources, legal, general marketing and information systems. The depreciation and amortization expense of identifiable assets not allocated to the business segments are also included in these costs.

During 2005, the Company re-aligned its reportable segments as a result of changes to its operations. Prior to 2005, reportable segments included slot and table games, systems, and product sales, which comprised interior signage and electronics. As a result of the segment realignment, the Company's electronics business has been reclassified to the systems segment. Segment data for 2004 has been restated to conform to the current period presentation.

Business segment information for the years ended December 31, 2006, 2005 and 2004 consists of:

(Amounts in thousands)	2006	2005	2004
Business Segments:			
Revenue:			
Slot and table games	$ 16,700	$ 33,670	$ 40,560
Interior signage	—	5,252	20,014
Systems	52,809	39,299	35,800
Total	$ 69,509	$ 78,221	$ 96,374
Operating income (loss):			
Slot and table games	$ (497)	$ 11,771	$ 14,701
Interior signage	—	141	3,362
Systems	18,155	12,635	10,976
Corporate	(46,450)	(19,002)	(19,356)
Total	$ (28,792)	$ 5,545	$ 9,683
Depreciation and amortization:			
Slot and table games	$ 2,356	$ 2,655	$ 6,439
Interior signage	—	115	526
Systems	4,463	265	149
Corporate	2,482	1,859	1,794
Total	$ 9,301	$ 4,894	$ 8,908
Total assets:			
Slot and table games	$ 69,588	$ 73,159	$ 64,897
Interior signage	—	—	1,529
Systems	60,308	62,123	20,995
Corporate	56,290	50,564	19,896
Total	$186,186	$185,846	$107,317
Capital expenditures / purchase of leased inventories:			
Slot and table games	$ 517	$ 1,011	$ 5,097
Interior signage	—	—	229
Systems	346	—	150
Corporate	1,307	1,774	413
Total	$ 2,170	$ 2,785	$ 5,889

The Company attributes revenue and expenses to a geographic area based on the location from which the product was shipped or the service was performed. Geographic segment information for the years ended December 31, 2006, 2005 and 2004 consists of:

(Amounts in thousands)	2006	2005	2004
Geographic Operations:			
Revenue:			
North America	$ 50,404	$ 62,626	$ 83,008
Australia / Asia	8,461	6,592	4,453
Europe	10,644	9,003	8,913
Total	$ 69,509	$ 78,221	$ 96,374
Operating income (loss):			
North America	$ (25,202)	$ 3,925	$ 9,841
Australia / Asia	467	1,932	(123)
Europe	(4,057)	(312)	(35)
Total	$ (28,792)	$ 5,545	$ 9,683
Depreciation and amortization:			
North America	$ 6,647	$ 4,282	$ 8,700
Australia / Asia	332	317	71
Europe	2,322	295	137
Total	$ 9,301	$ 4,894	$ 8,908
Assets:			
North America	$136,733	$141,570	$ 97,012
Australia / Asia	7,983	5,789	5,855
Europe	41,470	38,487	4,450
Total	$186,186	$185,846	$107,317
Capital expenditures / purchase of leased inventories:			
North America	$ 1,750	$ 2,379	$ 5,610
Australia / Asia	268	142	166
Europe	152	264	113
Total	$ 2,170	$ 2,785	$ 5,889

21. Subsequent Event (Unaudited)

On March 5, 2007, the Company announced that it appointed Roth Capital Partners to provide advisory services in connection with a potential sale of its table games route and other related assets including the Caribbean Stud® and Texas Hold'em Bonus® table games. The Company is in the process of assessing which assets will be sold and determining the related book value of these assets.

Item 9A. Controls and Procedures

1. Evaluation of Disclosure Controls and Procedures. The Company maintains disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. These disclosure controls and procedures are designed and maintained by or under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, as required by the rules of the SEC. The Company's Chief Executive Officer and Chief Financial Officer are responsible for evaluating the effectiveness of the disclosure controls and procedures. Based on their evaluation of the Company's disclosure controls and procedures as of the end of the period covered by this report, the Chief Executive and Chief Financial Officers believe that the disclosure controls and procedures were effective in enabling the Company to record, process, summarize and report information required to be included in the Company's periodic SEC filings.

2. Changes in Internal Control Over Financial Reporting. During the year ended December 31, 2006, there were changes made to enhance our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's financial reporting. We have taken the following steps to improve our internal control over documentation and classification of revenues related to non-routine transactions.

- Improved the documentation process for non-routine complex transactions
- Improved the procedures related to non-routine complex transactions to ensure proper classification in the financial statements.

3. Management's Report on Internal Control Over Financial Reporting

Management is responsible for evaluating, establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

Management recognizes its responsibility for establishing and maintaining a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and corporate conduct.

The Company's internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded properly to allow for the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the Board of Directors;
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements; and
- Provide reasonable assurance as to the detection of fraud.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changing conditions, effectiveness of internal control over financial reporting may vary over time. The Company's processes contain self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria for effective internal control described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in a more than remote likelihood that material misstatement of the annual or interim financial statements will not be prevented or detected. No material weaknesses have been identified as of December 31, 2006.

Based on its assessments, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

Ernst & Young LLP, the independent registered public accounting firm that audited the 2006 consolidated financial statements included in this Annual Report on Form 10-K, was engaged to attest to and report on management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. Its report is included herein.

Item 9B. Other Information

The audited financial statements included in this Annual Report on Form 10-K contain updated information from that which the Company furnished on March 5, 2007, including an accrual for $225,000 related to a waiver for the Company's credit facility and an accrual for the settlement of the Company's Class Action lawsuit with a corresponding receivable for the expected insurance proceeds. The accrual for the waiver fee is reflected as an expense in the Company's income statement for the year ended December 31, 2006. The adjustment for the accrual and corresponding receivable related to the Class Action lawsuit had no impact to our consolidated income statement for the year ended December 31, 2006. This update resulted from the Company's completion of the credit facility waiver on March 19, 2007 and from the Company's ongoing review of legal matters and the related insurance coverage. Corresponding updates have been made to the unaudited financial information previously furnished by the Company for its Fourth Quarter and Fiscal Year ended December 31, 2006. These corresponding updates can be found on the "Investor Relations" page of the Company's website under "Press Releases".

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our directors and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), and have posted the text of the policy on our website (www.progressivegaming.net). In addition, we intend to promptly disclose (i) the nature of any amendment to the policy that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and (ii) the nature of any waiver, including an implicit waiver, from a provision of the policy that is granted to one of these specified individuals, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

Item 11. Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information relating to securities authorized for issuance under our equity compensation plans is set forth in "Item 5, Market for Registrant's Common Stock, Related Stockholder Matters and Issuer Repurchases of Equity Securities" above in this Annual Report.

Item 13. Certain Relationships and Related Transactions

Item 14. Principal Accountant Fees and Services

Except as set forth above, the information required by Items 10 through 14 is set forth under the captions "Election of Directors," "Management," "Executive Compensation," "Principal Stockholders" and "Certain Transactions" in Progressive Gaming International Corporation's definitive Proxy Statement for its 2007 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, which sections are incorporated herein by reference as if set forth in full.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) and (2) Financial Statements and Schedules

The Financial Statements and Schedules filed as part of this report are listed in the Index to Consolidated Financial Statements under Item 8.

(3) Exhibits

See the list in paragraph (b) below. Each management contract or compensatory plan or arrangement required to be identified by this item is so designated in such list.

(b) Exhibits

Exhibit	Document Description
3.1	Amended and Restated Articles of Incorporation, incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 33-69076).
3.2	Amendment to Amended and Restated Articles of Incorporation incorporated by reference to Exhibit 3.1 to the Company's Current Report on 8-K filed on March 28, 2006.
3.3	Amended and Restated Bylaws, incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 33-69076).
3.4	Certificate of Designation, Rights, Preferences, and Rights of Series A Junior Participating Preferred Stock of the Company, incorporated by reference to Exhibit A of Exhibit 3 to the Registration Statement on Form 8-A filed on August 2, 2000.
4.1	Specimen Certificate of common stock of the Company, incorporated by reference to the Company's Registration Statement on Form S-1 (No. 33-69076).
4.2	Rights Agreement, dated June 14, 1999, by and between the Company and U.S. Stock Transfer Corporation, as the Rights Agent, incorporated by reference to Exhibit 3 to the Company's Registration Statement on Form 8-A filed on August 2, 2000.
4.3	Form of Warrant, dated October 22, 2003, incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 dated January 9, 2004.
4.4	Warrant Agreement, dated August 22, 2001, by and among the Company and Firstar Bank, N.A., incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-3 filed on September 14, 2001.
4.5	Indenture, dated August 22, 2001, by and among the Company, Firstar Bank, N.A. and the Guarantors, incorporated by reference to Exhibit 4.8 of the Company's Registration Statement on Form S-3 filed on September 14, 2001.
4.6	Guarantee, dated August 22, 2001, by and among the Guarantors named therein, incorporated by reference to Exhibit 4.9 of the Company's Registration Statement on Form S-3 filed on September 14, 2001.
4.7	Pledge and Security Agreement, dated August 22, 2001, by and among the Company, Firstar Bank, N.A. and the Guarantors named therein, incorporated by reference to Exhibit 4.10 of the Company's Registration Statement on Form S-3 filed on September 14, 2001.

Exhibit	Document Description
4.8	Deed of Trust, Security Agreement and Fixture Filing with Assignment of Rents, dated August 22, 2001, by and among the Company, Stewart Title of Nevada and Firstar Bank, N.A., incorporated by reference to Exhibit 4.11 of the Company's Registration Statement on Form S-3 filed on September 14, 2001.
4.9	Trademark Security Agreement, dated August 22, 2001, by and between the Company and Firstar Bank, N.A., incorporated by reference to Exhibit 4.12 of the Company's Registration Statement on Form S-3 filed on September 14, 2001.
4.10	Patent Security Agreement, dated August 22, 2001, by and between the Company and Firstar Bank, N.A., incorporated by reference to Exhibit 4.13 of the Company's Registration Statement on Form S-3 filed on September 14, 2001.
4.11	Copyright Security Agreement, dated August 22, 2001, by and between the Company and Firstar Bank, N.A., incorporated by reference to Exhibit 4.14 of the Company's Registration Statement on Form S-3 filed on September 14, 2001.
10.1	Amended and Restated Financing Agreement, dated as of August 4, 2006, by and among the Company, the subsidiaries of the Company thereto, the Lenders from time to time party thereto, Ableco Finance LLC, as Collateral Agent, and Ableco Finance LLC, as Administrative Agent, incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on August 9, 2006.
*10.2	Summary of the Company's 2nd Half 2006 Incentive Compensation Plan, incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed on November 9, 2006.
*10.3	Summary of the Company's 2006 Sales Incentive Plan, incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed on November 9, 2006.
*10.4	2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.17 to the Company's Current Report on Form 8-K filed on June 28, 2005.
*10.5	Form of Restricted Stock Bonus Award Grant Notice and Award Agreement under the Company's 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed on November 9, 2006.
*10.6	Form of Stock Option Agreement under the Company's 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed on November 9, 2006.
*10.7	Director Stock Option Plan, as amended, incorporated by reference to Exhibit 10.18 to the Company's Current Report on Form 8-K filed on June 28, 2005.
*10.8	Form of Stock Option Agreement under the Company's Director Stock Option Plan, incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed on November 9, 2006.
*10.9	Stock Option Plan, as amended, incorporated by reference to the Company's Definitive Proxy Statement filed on July 19, 2004.
*10.10	Employee Stock Incentive Plan, as amended, incorporated by reference to Exhibit 10.25 to the Quarterly Report on Form 10-Q filed on August 14, 2003.
*10.11	New Hire Equity Incentive Plan, incorporated by reference to Exhibit 99.1 of the Company's Current Report Form 8-K filed on February 17, 2005.
*10.12	Amended and Restated Employment Agreement, dated January 1, 2005, by and between the Company and Russel H. McMeekin, incorporated by reference to Exhibit 99.2 of the Company's Current Report Form 8-K filed on February 17, 2005.

Exhibit	Document Description
*10.13	Severance Agreement and Release of All Claims dated June 15, 2006 by and between the Company and Michael A. Sicuro, incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on June 21, 2006.
*10.14	Amended and Restated Employment Agreement, dated August 10, 2004, by and between the Company and Robert A. Parente, incorporated by reference to Exhibit 10.35 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.
*10.15	Employment Agreement, dated July 1, 2005, by and between the Company and Neil Crossan, incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005.
*10.16	Employment Agreement, dated June 6, 2005, by and between the Company and Thomas Galanty, incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005.
*10.17	Employment Agreement, dated February 11, 2005, by and between the Company and Heather A. Rollo, incorporated by reference to the Company's Current Report on Form 8-K filed on February 17, 2005.
10.18	Form of Indemnification Agreement by and between the Company and its directors and executive officers, incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 33-69076).
10.19	Letter Agreement, dated June 13, 2005, by and between the Company and IGT, incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed on June 17, 2005.
10.20†	Product Development and Integration Agreement, dated June 13, 2005, by and among the Company, Shuffle Master, Inc. and IGT, incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K/A filed on August 8, 2005.
10.21†	Binding Memorandum of Understanding, dated June 13, 2005, by and between the Company and IGT, incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K/A filed on August 8, 2005.
10.22†	Non-Exclusive Patent License, dated June 13, 2005, by and among the Company, Shuffle Master, Inc., and IGT, incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K filed on June 17, 2005.
10.23	Underwriting Agreement, dated November 4, 2005, by and among the Company, CIBC World Markets Corp., as representative of the underwriters named on Schedule I thereto, and the selling stockholders named in Schedule II thereto, incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed on November 10, 2005.
10.24	Consulting and Confidentiality Agreement, dated September 19, 2005, by and between the Company and Michael F. Dreitzer, incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005.
21.1	Subsidiaries.
23.1	Consent of BDO Seidman, LLP.
23.2	Consent of Ernst & Young LLP.
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit	Document Description
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management contracts and compensation plans.

† Confidential treatment has been granted for certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROGRESSIVE GAMING INTERNATIONAL CORPORATION

March 23, 2007

By: /s/ HEATHER A. ROLLO

Heather A. Rollo
Executive Vice President, Chief Financial Officer and Treasurer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Russel H. McMeekin and Heather A. Rollo, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RUSSEL H. MCMEEKIN Russel H. McMeekin	Chief Executive Officer (Principal Executive Officer)	March 23, 2007
/s/ HEATHER A. ROLLO Heather A. Rollo	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	March 23, 2007
/s/ PETER G. BOYNTON Peter G. Boynton	Chairman of the Board	March 23, 2007
/s/ PAUL A. HARVEY Major General Paul A. Harvey (Ret)	Director	March 23, 2007
/s/ TERRANCE W. OLIVER Terrance W. Oliver	Director	March 23, 2007
/s/ RICK L. SMITH Rick L. Smith	Director	March 23, 2007
/s/ DOUGLAS M. TODOROFF Douglas M. Todoroff	Director	March 23, 2007

PERFORMANCE MEASUREMENT COMPARISON [(1)]

The following graph shows the total stockholder return of an investment of $100 in cash on December 31, 2001 for (i) the Company's common stock, (ii) the Standards & Poor's 500 Index (the "S&P 500") and (iii) an industry manufacturing peer group selected by the Company (the "Peer Group"). All values assume reinvestment of the full amount of all dividends and are calculated as of December 31 of each year.

The Peer Group includes companies that management selected because we believe they are comparable to us in the lines of business they are engaged in and because they include our principal competitors. The companies included in the Peer Group in addition to the Company are Bally Technologies, Inc., International Game Technology, Gaming Partners International Corp., Scientific Games Corp., Shuffle Master, Inc., and WMS Industries, Inc. The Peer Group has changed from last year's Peer Group due to Bally Technologies, Inc.'s acquisition of Alliance Gaming Corporation, and GTECH Holdings Corp. ceasing to be a publicly traded company.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Progressive Gaming Int'l Corp, The S & P 500 Index
And A Peer Group



$300
$250
$200
$150
$100
$50
$0
12/01
12/02
12/03
12/04
12/05
12/06
Progressive Gaming Int'l Corp
S & P 500
Peer Group

* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

---

(1) The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any of our filings under the Securities Act, or the Exchange Act, whether made before or after the date hereof without regard to any general incorporation language contained in such filing.

PROGRESSIVE GAMING INTERNATIONAL CORPORATION
920 Pilot Road
Las Vegas, Nevada 89119

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On June 21, 2007

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Progressive Gaming International Corporation, a Nevada corporation (the "Company"). The meeting will be held on 21st day, June, 2007 at 9:00 a.m. local time at the Company's executive offices located at 920 Pilot Road, Las Vegas, Nevada 89119 for the following purposes:

1. To elect two Class 3 directors to hold office until the 2010 Annual Meeting of Stockholders.
2. To affirm Ernst & Young LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2007.
3. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the Annual Meeting is May 2, 2007. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

By Order of the Board of Directors

/s/ Robert B. Ziems

Robert B. Ziems
Secretary

Las Vegas, Nevada
April 30, 2007

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

PROGRESSIVE GAMING INTERNATIONAL CORPORATION
920 Pilot Road
Las Vegas, Nevada 89119

PROXY STATEMENT FOR THE 2007 ANNUAL MEETING OF STOCKHOLDERS

June 21, 2007

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed proxy card because the Board of Directors of Progressive Gaming International Corporation (sometimes referred to as the "Company" or "Progressive") is soliciting your proxy to vote at the 2007 Annual Meeting of Stockholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

This proxy statement and the enclosed proxy card will be mailed to stockholders of record entitled to vote at the annual meeting beginning on or about May 17, 2007.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on May 2, 2007 will be entitled to vote at the annual meeting. On April 24, 2007, there were 34,522,247 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on May 2, 2007 your shares were registered directly in your name with our transfer agent, US Stock Transfer Corporation, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. ***Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.***

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on May 2, 2007 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. ***However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.***

What am I voting on?

There are two matters scheduled for a vote:

- Election of two Class 3 directors; and
- Affirmation of Ernst & Young LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2007.

How do I vote?

You may either vote "FOR" all the nominees to the Board of Directors or you may "WITHHOLD" your vote for any nominee you specify. For each of the other matters to be voted on, you may vote "FOR" or "AGAINST" or abstain from voting.

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting or vote by proxy using the enclosed proxy card. ***Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting, revoke your proxy and vote in person even if you have already returned your signed proxy.***

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from Progressive. Simply complete and mail the proxy card pursuant to these instructions to ensure that your vote is counted.

To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of May 2, 2007.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "FOR" the election of both nominees for director, and "For" the affirmation of Ernst & Young LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2007. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return **each** proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed and signed proxy card with a later date in accordance with the instructions provided in this proxy statement or provided by your broker or similar organization.
- You may send a written notice that you are revoking your proxy to Progressive's Corporate Secretary at 920 Pilot Road, Las Vegas, Nevada 89119, Attention: Corporate Secretary.
- You may attend the annual meeting, revoke the proxy you submitted earlier in writing and vote in person. ***Simply attending the meeting or voting in person at the meeting will not, by itself, revoke your proxy.***

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by January 23, 2008, to Corporate Secretary, Progressive Gaming International Corporation, 920 Pilot Road, Las Vegas, Nevada 89119. If you wish to submit a proposal that is not to be included in next year's proxy materials or nominate a director, you must do so by setting forth such proposal in writing and filing it with our Corporate Secretary on or before April 1, 2008. ***You are also advised to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.***

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "FOR" and "WITHHOLD" and, with respect to proposals other than the election of directors, "AGAINST" votes, abstentions and broker non-votes. A "broker non-vote" occurs when a stockholder of record, such as a broker, holding shares for a beneficial owner does not vote on a particular proposal because the stockholder of record does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. Abstentions and broker non-votes are counted towards the presence or absence of a quorum but will not be counted towards the affirmative vote total on any proposal.

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange ("NYSE") on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes.

How many votes are needed to approve each proposal?

- For the election of directors, the two nominees receiving the most "FOR" votes (among votes properly cast in person or by proxy) will be elected. Only votes "FOR" or "WITHHELD" will affect the outcome.
- To be approved, the affirmation of the selection of Ernst & Young LLP as our independent registered public accounting firm must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the shares outstanding at the close of business on May 2, 2007, which is the record date for the annual meeting, are represented by stockholders present at the meeting or by proxy. On April 24, 2007, there were 34,522,247 shares of common stock outstanding and entitled to vote. Thus approximately 17,261,124 shares must be represented by stockholders present at the meeting or by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in the Company's quarterly report on Form 10-Q for the second quarter of 2007.

PROPOSAL 1

ELECTION OF DIRECTORS

Our Board of Directors (the "Board") is comprised of six members divided among three classes, as follows:

Class 1 — The Class 1 directors are Peter G. Boynton and Russel H. McMeekin. They are serving three-year terms that expire at our 2008 annual meeting.

Class 2 — The Class 2 directors are Douglas M. Todoroff and Maj. Gen. Paul A. Harvey (Retired). They are serving terms that expire at our 2009 annual meeting.

Class 3 — The Class 3 directors are Terrance W. Oliver and Rick L. Smith. They are serving three-year terms that expire at our 2007 annual meeting and are up for re-election at the 2007 annual meeting to serve three-year terms scheduled to expire at our 2010 annual meeting.

Each of the nominees listed below is currently a director of the Company who was previously elected by the stockholders other than General Harvey who was appointed to the Board on December 1, 2005. There is no arrangement or understanding between the directors of the Company and any other person(s) pursuant to which our directors were selected as directors or nominees for director. It is the Company's policy to encourage current directors and nominees for director to attend the Annual Meeting. Two (2) of the Company's directors attended the Company's 2006 annual meeting. Except in cases of death, disability or resignation, directors serve until the end of their nominal terms or until their respective successors are elected and qualified, whichever is later. Should a vacancy occur prior to the annual meeting for any reason (none is anticipated), the named proxy will vote for a substitute nominee designated by our Board.

The following is a brief biography of each nominee and each director whose term will continue after the annual meeting.

NOMINEES FOR ELECTION FOR A THREE-YEAR TERM EXPIRING AT THE 2010 ANNUAL MEETING

Terrance W. Oliver

Mr. Oliver has been a director of Progressive since 1988, and served as chairman of our Board of Directors from 1988 to September 1993. Mr. Oliver served in various executive capacities at nine casino properties from 1973 to 1996, when he retired as chief operating officer of Fitzgeralds Gaming Corporation. He currently serves on the board of managers of Peninsula Gaming Partners, LLC, which operates the Diamond Jo Casino in Dubuque, Iowa, and the Evangeline Downs Racino in Opelousas, Louisiana. He also serves as a director of Liquid Salvation, Inc. Mr. Oliver serves as a member of the Audit Committee of our Board of Directors.

Rick L. Smith

Mr. Smith has served as a director of Progressive since June 2003. Mr. Smith has been an independent financial and executive consultant since October 2000. Mr. Smith has 20 years experience in software companies managing all aspects of operation, finance and administration. Prior to becoming an independent consultant, Mr. Smith was COO and CFO at Optum, Inc. He was at Optum from February 1998 to September 2000. Prior to this, Mr. Smith served as president of the US subsidiary of Frango, Inc., a Swedish financial application software company. Prior to Frango, Inc. Mr. Smith held the CFO position for Thru-Put Technologies, Unwired Planet, Datalogix International, Ross Systems, and Britton-Lee. Mr. Smith also worked three years as an auditor for Arthur Young & Co. from 1982 to 1985. Mr. Smith is the chairman of the Audit Committee of our Board of Directors and a member of the Nominating and Corporate Governance Committee and the Mergers and Acquisitions Committee of our Board of Directors. He is also a director of Citadon, a privately held software company.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF EACH NAMED NOMINEE.**

Directors Continuing in Office Until the 2008 Annual Meeting

Peter G. Boynton

Mr. Boynton has served as a director of Progressive since June 2002. From 1979, Mr. Boynton served in successively more responsible capacities at Caesars Atlantic City and Caesars World, Inc., retiring as chairman and chief executive officer of Caesars World, Inc. in January 2000. He currently serves as chairman of our Board of Directors, having assumed that role in March 2003, a member of the Compensation Committee and the Nominating and Corporate Governance Committee of our Board of Directors.

Russel H. McMeekin

Mr. McMeekin joined Progressive in August 2002 as president and chief executive officer, and was appointed as a director in July 2004. From 2001 through the time he joined Progressive, he served as chief executive officer and president of ViaFone, Inc., a private venture funded wireless enterprise software company. From 1992 to 2001, Mr. McMeekin worked at Honeywell International in various capacities including president of e-business and president and general manager of Honeywell's Hi-Spec Solutions business unit. From 1989 to 1992, he served as director of international business operations for SACDA, Inc., a process simulation software company.

Directors Continuing in Office Until the 2009 Annual Meeting

Douglas M. Todoroff

Mr. Todoroff has served as a director of Progressive since December 1993. He has been president of Mercier Management Company since November 1993, was senior vice president-manager of commercial lending with Bank of America Nevada from 1992 to 1993 and was executive vice president and senior credit officer of its predecessor, Valley Bank of Nevada, from 1981 to 1992. He is chairman of the Compensation Committee and a member of the Audit Committee and the Mergers and Acquisitions Committee of our Board of Directors.

Maj. Gen. Paul A. Harvey *(Retired)*

General Harvey was appointed to the board of directors of Progressive Gaming International Corporation on December 1, 2005. General Harvey was the former Executive Director of the Mississippi Gaming Commission and is currently a member of the Board of Directors for Riviera Holdings Corporation (parent of the Riviera Hotel and Casino) and Vending Data Corporation. He also serves on the Board of Directors of the National Center for Responsible Gaming and is a member of the International Masters of Gaming Law and the National Association of Corporate Directors. General Harvey was the former Chairman of the Board of Directors of VirtGame Inc., which the Company acquired effective in October 2005. He is currently the President of Karhouse, Inc. in Pensacola, Florida and was the former CEO of Signature Works, Inc. In addition to his extensive military and corporate accomplishments, General Harvey also served as an Executive in Residence and Assistant to the President of William Carey College and taught Management and Leadership as a part of their MBA program. General Harvey is a graduate of Miami University (Ohio) and has a Masters in Arts from Central Michigan University. He is also a graduate of the Industrial College of the Armed Forces, National Defense University in Washington D.C.

Independence of the Board of Directors

As required under the Nasdaq Stock Market ("Nasdaq") listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. Progressive's Board consults with our counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the Nasdaq, as in effect time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of their family members, and Progressive, its senior management and its independent auditors, the Board affirmatively has determined that all of our directors are independent directors within the meaning of the applicable Nasdaq listing standards, except for Mr. McMeekin, the CEO of the Company.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

As required under applicable Nasdaq listing standards, in fiscal 2006 the Company's independent directors met four times in regularly scheduled executive sessions at which only independent directors were present. Persons interested in communicating with the independent directors with their concerns or issues may address correspondence to a particular director, or to the independent directors generally, in care of Progressive Gaming International Corporation at 920 Pilot Road, Las Vegas, Nevada 89119. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation, or Nominating and Corporate Governance Committee.

The Board has four committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Mergers and Acquisitions Committee. The following table provides membership and meeting information for fiscal 2006 for each of the Board committees:

Name	Audit	Compensation	Nominating and Corporate Governance	Mergers and Acquisitions
Peter G. Boynton		X	X*	
Maj. Gen. Paul A. Harvey		X		
Terrance W. Oliver	X			
Rick L. Smith	X*		X	X
Douglas M. Todoroff	X	X*		X
Total meetings in fiscal year 2006	7	3	— **	2

* Committee Chairperson

** During 2006, Nominating and Corporate Governance matters were addressed during regularly scheduled meetings of the Board.

Below is a description of each committee of the Board of Directors. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board of Directors has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to the Company.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors oversees the Company's corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent auditors; determines and approves the engagement of the independent auditors; determines whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors; reviews and approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the Company's audit engagement team as required by law; confers with management and the independent auditors regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; meets to review the company's annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and discusses with management and the independent auditors the results of the annual audit and the results of the Company's annual and quarterly financial statements. Our Audit Committee charter was attached as Appendix A to our Proxy Statement for the 2006 Annual Meeting of Stockholders. Three directors comprise the Audit Committee: Rick L. Smith (Chair), Terrence W. Oliver and Douglas M. Todoroff. The Audit Committee met seven times during fiscal year 2006.

The Board of Directors annually reviews the Nasdaq listing standards definition of independence for Audit Committee members and has determined that all members of the Company's Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards. The Board of Directors has determined that Mr. Smith qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of Mr. Smith's level of knowledge and experience based on a number of factors, including his formal education and experience.

Compensation Committee

For a description of the responsibilities of the Compensation Committee of the Board of Directors, see "Compensation Discussion and Analysis—Compensation Committee Responsibilities" below. Three directors comprise the Compensation Committee: Mr. Boynton, General Harvey and Mr. Todoroff. All members of the Company's Compensation Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards. The Compensation Committee met three times during fiscal year 2006.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board of Directors is responsible for identifying, reviewing and evaluating candidates to serve as directors of the Company (consistent with criteria approved by the Board), reviewing and evaluating incumbent directors, recommending to the Board for selection candidates for election to the Board of Directors, making recommendations to the Board regarding the membership of the committees of the Board and assessing the performance of management and the Board. Our Nominating and Corporate Governance Committee charter is attached as Appendix A to this Proxy Statement. Two directors comprise the Nominating and Corporate Governance Committee: Mr. Boynton and Mr. Smith. All members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Nominating and Corporate Governance Committee did not meet during the fiscal year 2006. During 2006, Nominating and Corporate Governance matters were addressed during regularly scheduled meetings of the Board.

The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the Company, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of the Company's stockholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, the operating requirements of the Company and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee considers diversity, skills, and such other factors as it deems appropriate, given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews such directors' overall service to the Company during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee must be independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote.

At this time, the Nominating and Corporate Governance Committee does not consider director candidates recommended by stockholders. The Nominating and Corporate Governance Committee believes that it is in the best position to identify, review, evaluate and select qualified candidates for Board membership, based on the comprehensive criteria for Board membership approved by the Board.

Mergers and Acquisitions Committee

The Mergers and Acquisitions Committee of the Board of Directors reviews and evaluates financing transactions and potential opportunities for strategic business combinations, acquisitions, mergers, dispositions, divestitures and similar transactions and provides guidance to management and the Board of Directors with respect to such opportunities. Two directors comprise the Mergers and Acquisitions Committee: Rick L. Smith and Douglas M. Todoroff. The Mergers and Acquisitions Committee met two times during fiscal year 2006.

Meetings of the board of directors

The Board of Directors met four times during the last fiscal year. Each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member, respectively.

Stockholder Communications With The Board Of Directors

Historically, Progressive has not adopted a formal process for stockholder communications with the Board. Nevertheless, every effort has been made to ensure that the views of stockholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. We believe our responsiveness to stockholder communications to the Board has been excellent. Nevertheless, during the upcoming year the Nominating and Corporate Governance Committee will give full consideration to the adoption of a formal process for stockholder communications with the Board and, if adopted, publish it promptly and post it to Progressive's website. Stockholders who wish to communicate with the Board may do so by sending written communications addressed to the Progressive's Corporate Secretary at 920 Pilot Road, Las Vegas, Nevada 89119.

Code Of Ethics

Progressive has adopted a Code of Ethics and Business Conduct that applies to all officers, directors and employees. The Code of Ethics and Business Conduct is available on our website at *www.progressivegaming.net* in connection with the "Company" portion of the website. If the Company makes any substantive amendments to the Code of Ethics and Business Conduct or grants any waiver from a provision of the Code to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver on its website.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS*

The Board of Directors of Progressive is committed to the accuracy and integrity of its financial reporting. The Audit Committee takes an involved and active role in delivering on this commitment.

The primary purpose of the Audit Committee is to assist the Board of Directors in its general oversight of the Company's financial reporting process. The Committee's function is more fully described in its charter, which the Board has adopted. The Committee reviews the charter on an annual basis. The Board annually reviews the Nasdaq listing standards' definition of independence for audit committee members and has determined that each member of the Committee meets that standard.

Management is responsible for the preparation, presentation, and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. The Company's independent registered public accounting firm for the fiscal year ended December 31, 2006, Ernst & Young LLP, was responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles.

The Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended December 31, 2006 with the Company's management and has discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards Board Standard No. 61, as amended, "Communication with Audit Committees." In addition, Ernst & Young LLP has provided the Audit Committee with the written disclosures and the letter required by the Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and the Audit Committee has discussed with Ernst & Young LLP their independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

Rick L. Smith, Chairman
Terrance W. Oliver, Member
Douglas M. Todoroff, Member

*** The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission (the "SEC"), and is not to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), whether made before or after the date hereof without regard to any general incorporation language contained in such filing.**

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

On April 19, 2006, Progressive dismissed its independent registered public accounting firm, BDO Seidman, LLP. On April 24, 2006, the Company engaged Ernst & Young LLP to serve as the Company's independent registered public accounting firm for 2006.

The reports of BDO Seidman, LLP on the consolidated financial statements of the Company for the fiscal years ended December 31, 2005 and 2004 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. During the years ended December 31, 2005 and 2004 and through April 19, 2006, there were no disagreements between the Company and BDO Seidman, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO Seidman, LLP, would have caused BDO Seidman, LLP to make reference thereto in connection with its reports on the financial statements for such years.

As previously reported and as discussed under Management's Report on Internal Control Over Financial Reporting under Item 9A of the Company's Form 10-K for the year ended December 31, 2005, management identified the following material weakness in the Company's internal control over financial reporting:

> The Company had three significant non-routine complex transactions, whereby the Company did not properly document and support its initial analysis of the terms and conditions of these agreements to ensure proper revenue recognition and classification. Further analysis resulted in a deferral of revenue for the transactions in the fourth quarter of 2005, and the filing of an amendment to the Company's Form 10-Q for the quarter ended September 30, 2005. Based on its assessments, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2005, due to the material weakness described above.

Subsequent to December 31, 2005, management has taken steps to improve the Company's internal control over documentation and classification of revenues related to significant non-routine complex transactions.

Except for the material weakness described above, there are no reportable events under Item 304(a)(1)(v) of SEC Regulation S-K that occurred during the years ended December 31, 2005 and 2004 and through April 19, 2006. An authorized officer of the Company has discussed the material weakness described above with BDO Seidman, LLP, and the Company has authorized BDO Seidman, LLP to respond fully to the inquiries of a successor auditor concerning the subject matter of the material weakness described above.

The Company provided BDO Seidman, LLP with a copy of the foregoing disclosure and requested a letter from BDO Seidman, LLP addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. This letter was filed as Exhibit 16.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 24, 2006.

During the Company's two most recent fiscal years ended December 31, 2005 and 2004, and the subsequent interim period preceding the engagement of Ernst & Young LLP, the Company did not consult with Ernst & Young LLP regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements or (2) the subject matter of a disagreement or reportable event as defined in Item 304(a)(1)(iv) and (v) of Regulation S-K.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2006 and December 31, 2005 by Ernst & Young LLP and BDO Seidman, LLP, the Company's principal accountants during the periods indicated. BDO Seidman, LLP served as the Company's independent registered public accounting firm until April 19, 2006. Ernst & Young LLP was engaged as the Company's independent registered public accounting firm on April 24, 2006.

	Fiscal Year Ended	
	2006	2005
Audit Fees [1]	$1,002,715	$1,505,181
Audit-Related Fees [2]	—	17,000
Tax Fees [3]	196,282	—
All Other Fees [4]	18,666	—
Total Fees	$1,217,663	$1,522,181

(1) *Audit Fees* consist of fees billed by Ernst & Young LLP and BDO Seidman, LLP for the audit of our consolidated financial statements and the review of our interim consolidated financial statements for fiscal 2006 and 2005 and audit of our internal controls for fiscal 2005.

(2) *Audit-Related Fees* consist of the aggregate audit related fees billed by BDO Seidman, LLP for services rendered primarily in connection with the audit of our benefit plan in fiscal 2005.

(3) *Tax Fees* consist of the aggregate tax fees billed by Ernst & Young LLP and/or BDO Seidman, LLP for tax preparation services and other tax services.

(4) *All Other Fees* consist of the aggregate of all other fees billed by Ernst & Young LLP and/or BDO Seidman, LLP.

All fees described above were approved by the Audit Committee.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by the Company's independent auditor. The policy generally pre-approves specified services in the defined categories of audit services, audit-related services, and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual explicit case-by-case basis before the independent auditor is engaged to provide each service.

Proposal 2

Affirmation Of Selection Of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has selected Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2007 and has further directed that management submit the selection of independent registered public accounting firm for affirmation by the stockholders at the Annual Meeting. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither the Company's Bylaws nor other governing documents or law require stockholders affirmation of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm. However, the Audit Committee of the Board is submitting the selection of Ernst & Young LLP to the stockholders for affirmation as a matter of good corporate practice. If the stockholders fail to affirm the selection, the Audit Committee of the Board will reconsider whether or not to retain that firm. Even if the selection is affirmed, the Audit Committee of the Board in its discretion may direct the appointment of different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to affirm the selection of Ernst & Young LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

The Board of Directors Recommends a Vote in Favor of Proposal 2.

Management

Executive Officers and Directors

The following table sets forth the names and ages of our executive officers and directors as of April 1, 2007:

Name	Age	Position
Russel H. McMeekin	41	President, Chief Executive Officer and Director
Heather A. Rollo	33	Executive Vice President, Chief Financial Officer and Treasurer
Robert J. Parente	46	Executive Vice President, Sales and Marketing
Thomas Galanty	42	Executive Vice President, Global Technology, Marketing and Operations
Neil Crossan	38	Executive Vice President, International Division
Robert B. Ziems	36	Executive Vice President, General Counsel and Secretary
Peter G. Boynton	63	Chairman of the Board and Director
Maj. Gen. Paul A. Harvey	69	Director
Terrance W. Oliver	57	Director
Rick L. Smith	55	Director
Douglas M. Todoroff	60	Director

Russel H. McMeekin's background is set forth above under "Directors Continuing in Office Until the 2008 Annual Meeting".

Heather A. Rollo has served as Progressive's Executive Vice President, Chief Financial Officer and Treasurer since June 2006. She joined Progressive in February 2005 as Vice President of Finance and Chief Accounting Officer. Prior to joining Progressive, she served in the gaming industry for nine years through her experience in public accounting and employment with a casino operator. From 2004 through 2005, she was employed as a senior audit manager at Ernst & Young LLP. From 2003 through 2004, she served as the Director of Accounting at Ameristar Casinos, Inc. For the period from 1998 through 2003, she served in various audit and consulting roles at Deloitte and Touche LLP and Arthur Andersen. Ms. Rollo holds a Bachelor's degree in Business Administration and a Masters in Accountancy from Southern Utah State University and is a Certified Public Accountant.

Robert J. Parente has served as an executive officer of Progressive since July 1996, as Vice President—North American Sales from March 1999 to August 2002, Vice President—General Manager Worldwide from August 2002 to December 2003 and Executive Vice President, Sales and Marketing from January 2004 to present. Prior to his employment with us, he was an executive with three California high-tech companies, which were extensively involved in embedded and game development systems. He served in 1996 as the President of Infusion Technology, Inc., held the position of Vice President/General Manager for EXP Computer, Inc. from 1991 to 1995 and served as Director of Sales and Marketing for ZAX Corporation from 1986 to 1991. He served from 1984 to 1986 as the Regional Applications Engineer and District Sales Manager for Computer Automation in Natick, Massachusetts and from 1983 to 1984 was employed as an electrical design engineer for GTE Corporation in Needham Heights, Massachusetts.

Thomas Galanty joined Progressive in June 2005 as Executive Vice President and Chief Technology Officer, and was promoted to Executive Vice President, Global Technology, Marketing and Operations in February 2007. From 2002 through the time he joined Progressive, he was the co-owner and Chief Executive Officer of PlantCentric, Inc., a consulting services organization. From 2001 through 2002, Mr. Galanty was employed as practice director for Siebel Systems, Inc., an enterprise software company. From 1988 through 2001, Mr. Galanty worked at Honeywell International in various capacities, including Vice President and Regional Director, primarily in their advanced software and systems division. He also served in Honeywell's Asia Pacific operations. Mr. Galanty holds a Bachelor's degree in Chemical Engineering from State University of New York.

Neil Crossan has been an officer of Progressive since October 2000 when he was appointed Managing Director of the European office of Progressive. In August 2002, he was appointed VP and GM Systems worldwide and from April 2003 has held the position of Vice-President for PGIC International. Mr. Crossan previously held management positions with Sun International in Southern Africa, from 1990 to mid 1995. From mid 1995 to September 1997 he moved to Greece with Casino Magic, where two international casinos were opened. Before joining Progressive, from September 1997 until September 2000 Mr. Crossan held a regional sales position with IGT in Europe.

Robert B. Ziems joined Progressive in April 2004 as Director of Licensing and Associate General Counsel and in April of 2005 was appointed Vice President of Business Development and Associate General Counsel. In September 2005 he was appointed Executive Vice President and General Counsel. From March 2002 to April 2004, he served as Associate General Counsel of Aristocrat Technologies, Inc., a wholly owned subsidiary of Aristocrat Leisure Limited, an Australian gaming equipment manufacturer. He was with the Las Vegas law firm of Jimmerson Hansen as an associate attorney from September 2001 until joining Aristocrat Technologies. Mr. Ziems was the General Counsel and Corporate Secretary for M-CAM, Inc., a patent valuation company in Charlottesville, Virginia, where he worked from June 2000 through September 2001. Prior to joining M-CAM, Inc., Mr. Ziems served as Associate General Counsel with Station Casinos, Inc., a Las Vegas based casino operator from October 1999 through June 2000. Mr. Ziems served as Senior Counsel for NOS Communications, Inc., a telecommunications company, from October 1998 through October 1999. Mr. Ziems is admitted to practice law in Nevada and Virginia. Mr. Ziems holds a Bachelor's degree from the University of South Florida and a Doctor of Jurisprudence from Drake University.

Peter G. Boynton's background is set forth above under "Directors Continuing in Office Until the 2008 Annual Meeting".

Maj. Gen. Paul A. Harvey's background is set forth above under "Directors Continuing in Office Until the 2009 Annual Meeting".

Terrance W. Oliver's background is set forth above under "Nominees for Election for a Three-year Term Expiring at the 2010 Annual Meeting".

Rick L. Smith's background is set forth above under "Nominees for Election for a Three-year Term Expiring at the 2010 Annual Meeting".

Douglas M. Todoroff's background is set forth above under "Directors Continuing in Office Until the 2009 Annual Meeting".

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the ownership of the Company's common stock as of February 15, 2007, by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its common stock.

	Beneficial Ownership (1)	
Beneficial Owner	**Number of Shares**	**Percent of Total**
Five Percent Stockholders (8)		
Delta Partners LLC (2)	3,308,117	9.1%
One International Place, Suite 2401		
Boston, MA 02110		
Capital Research and Management and SMALLCAP World Fund, Inc. (6)		
333 South Hope Street	3,050,000	8.4%
Los Angeles, CA 90071		
525 Market Street	2,750,000	7.6%
San Francisco, CA 94105		
Gerald Catenacci (7)	1,799,700	5.0%
666 Fifth Ave, 37th Floor		
New York, NY 10103		
Named Executive Officers and Directors (3)		
Russel H. McMeekin (4)	383,828	1.1%
Heather A. Rollo (4)	47,396	*
Robert J. Parente (4)	63,058	*
Michael A. Sicuro (4)(5)	280,000	*
Thomas Galanty (4)	68,442	*
Neil Crossan(4)	106,208	*
Robert B. Ziems	42,131	*
Peter Boynton (4)	47,000	*
Terrance W. Oliver (4)	490,250	1.4%
Maj. Gen. Paul A. Harvey (4)	9,792	*
Douglas M. Todoroff (4)	112,000	*
Rick L. Smith (4)	35,000	*
All executive officers and directors as a group (12 persons) (4)	1,685,105	4.7%

* Less than one percent.

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G, if any, filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 36,236,557 shares outstanding on April 15, 2007, adjusted as required by rules promulgated by the SEC.

(2) As reported for Delta Partners, LLC and Charles Jobson on Amendment No. 1 to Schedule 13G filed February 13, 2007. The share amount includes shares beneficially owned by Prism Partners L.P., Prism Offshore Fund Limited, Prism Partners QP, LP, and Triton 200, Ltd.

(3) The mailing address of each person named in this table, whose address is not otherwise provided, is c/o Progressive Gaming International Corporation, 920 Pilot Road, Las Vegas, Nevada 89119, except as provided above.

(4) Includes shares which certain executive officers, directors and principal stockholders of the Company have the right to acquire within 60 days of February 15, 2007 pursuant to outstanding options, and warrants and shares that vest within 60 days of February 15, 2007 pursuant to outstanding restricted stock grants, as follows: Mr. McMeekin, 246,042 shares pursuant to outstanding options; Ms. Rollo, 47,396 shares pursuant to outstanding options; Mr. Parente, 63,058 shares pursuant to outstanding options; Mr. Sicuro, 280,000 shares pursuant to outstanding options; Mr. Galanty, 50,000 shares pursuant to outstanding options; Mr. Crossan, 106,208 shares pursuant to outstanding options; Mr. Ziems, 41,167 shares pursuant to outstanding options; Mr. Boynton, 47,000 shares pursuant to outstanding options; Mr. Oliver, 121,000 shares pursuant to outstanding options; Mr. Todoroff, 101,000 shares pursuant to outstanding options; Mr. Smith, 35,000 shares pursuant to outstanding options; Gen. Harvey, 9,792 shares pursuant to outstanding options; and all executive officers and directors as a group, 1,147,663 shares pursuant to outstanding options.

(5) Michael A. Sicuro resigned from the position of Executive Vice President, Chief Financial Officer, Secretary and Treasurer of the Company effective June 15, 2006.

(6) As reported by Capital Research and Management Company and SMALLCAP World Fund, Inc. on Schedule 13G filed February 12, 2007. Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 3,050,000 shares of Common Stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. SMALLCAP World Fund, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company, is the beneficial owner of 2,750,000 shares of Common Stock.

(7) As reported by Gerald Catenacci, Highway Partners, L.P., Thruway Partners, L.P. and Expressway Partners Master Fund, Ltd. on Schedule 13G filed March 30, 2007. The address of the registered business office of each of these persons is as set forth for Gerald Catenacci except that the registered business office of Expressway Partners Master Fund, Ltd. is Walkers SPV Limited, Walker House, PO Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands. Principled Capital Management, L.L.C., the general partner of Highway Partners, L.P. and Thruway Partners, L.P., has the power to vote and direct the disposition of the proceeds from the sale of the shares of Common Stock owned by Highway Partners, L.P. and Thruway Partners, L.P., and accordingly may be deemed the direct "beneficial owner" of such shares of Common Stock. Principled Asset Administration, L.L.C., the investment adviser of Expressway Partners Master Fund, Ltd., has the power to vote and direct the disposition of the proceeds from the sale of the shares of Common Stock owned by Expressway Partners Master Fund, Ltd., and accordingly may be deemed the direct "beneficial owner" of such shares of Common Stock. Mr. Catenacci is the managing member of Principled Capital Management, L.L.C and Principled Asset Administration, L.L.C., and in that capacity directs their operations and therefore may be deemed to be the indirect "beneficial owner" of the shares of Common Stock owned by Highway Partners, L.P., Thruway Partners, L.P. and Expressway Partners Master Fund, Ltd. Mr. Catenacci disclaims beneficial ownership of the Common Stock reported herein.

(8) As reported by Wells Fargo & Company on Schedule 13G filed on April 9, 2007, no shares of common stock are owned as of this date.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Progressive's directors and executive officers, and persons who own more than ten percent of a registered class of Progressive's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Progressive. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to Progressive and written representations that no other reports were required, during the fiscal year ended December 31, 2006, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with, except that the following reports were filed late as follows: Gen. Harvey, Mr. Galanty, and Ms. Rollo each filed a late initial report; one report for Mr. Ziems and one report for Ms. Rollo for restricted stock grants and modifications were filed late; each of our directors filed late reports in connection with annual grants of stock options under our Director Stock Option Plan, as amended, dated June 22, 2005; Mr. Todoroff filed a late report in connection with a stock option exercise; Gen. Harvey and Mr. Galanty each filed one late report for stock option grants; and one report for Mr. McMeekin was filed late in connection with the vesting of a restricted stock grant and related withholding of shares to satisfy the tax obligation resulting from such vesting.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee Responsibilities

The Compensation Committee of the Board of Directors reviews and approves the overall compensation strategy and policies for the Company. The Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of the Company's executive officers and other senior management; recommends to the Board for approval the compensation and other terms of employment of the Company's Chief Executive Officer; recommends to the Board for approval the compensation and other terms of employment of the other executive officers, directors and senior managers; and administers the Company's stock option and purchase plans, pension and profit sharing plans, stock bonus plans, deferred compensation plans and other similar programs.

The Compensation Committee Process

A Continuing Process

Although many compensation decisions are made in the first quarter of the fiscal year, the Compensation Committee's compensation planning process neither begins nor ends with any particular Compensation Committee meeting. Compensation decisions are designed to promote our fundamental business objectives and strategy. Business and succession planning, evaluation of management performance and consideration of the business environment are year-round processes.

Management's Role in the Compensation-Setting Process

Management's role in the compensation-setting process include:

- evaluating employee performance;
- establishing business performance targets and objectives; and
- recommending salary levels and option awards.

The Chief Executive Officer works with the Compensation Committee Chair in establishing the agenda for Compensation Committee meetings. Management also prepares meeting information for each Compensation Committee meeting.

The Chief Executive Officer also participates in Compensation Committee meetings at the Committee's request to provide:

- background information regarding Progressive's strategic objectives;
- his evaluation of the performance of the senior executive officers; and
- compensation recommendations as to senior executive officers (other than himself and the Chairman).

Committee Advisors

The Compensation Committee Charter grants the Compensation Committee the sole and direct authority to hire and fire our advisors and compensation consultants and approve their compensation. These advisors, if any, would report directly to the Compensation Committee.

Compensation Philosophy

The goals of the compensation program are to align compensation with objective performance criteria related to our business so as to enable the Company to attract, retain and reward executive officers and other key employees who contribute to the long-term success of the Company and to motivate them to enhance long-term stockholder value. Key elements of this philosophy are:

I. To design plans that align executive compensation with Company performance.

- The Company maintains annual cash incentive opportunities designed to provide motivation to achieve specific financial operating targets and to generate rewards that bring total compensation to competitive levels. Because the measurement of such objectives is subjective and can be broadly interpreted, the Compensation Committee has set forth metrics based on both qualitative and quantitative factors as discussed more fully below.

II. To align the executive compensation with long-term shareholder value creation. The Company provides equity-based incentives for executives to ensure that they are motivated over the long-term as stockholders and not just as employees.

III. To attract and retain the best executive talent through compensation levels which are competitive with other peer companies.

- The Company intends to offer compensation packages that are competitive with gaming and/or technology companies with which the Company competes for talent. To ensure that pay is competitive, the Company periodically compares its pay practices with selected companies and, if necessary, adjusts pay parameters based on this review. The latest such review was conducted in 2004.

IV. To establish compensation that is commensurate with the current economic conditions.

- Compensation plans are designed to attract and retain the best possible executive talent. In this regard, compensation levels are intended to offer the appropriate balance of cash and equity compensation on both an annual and on a long-term basis. The Compensation Committee believes these plans must have an appropriate level of discretion and flexibility to allow the Compensation Committee to adjust for industry changes, laws and regulations, competition or the overall macro-economy that may significantly change the Company's financial results and related compensation plans.

Compensation Components

The three primary elements of our executive compensation programs are:

- Annual base salary;
- Annual cash incentive compensation; and
- Long term equity incentive compensation.

Base Salary.

Base salaries for executives are established based on the scope of responsibilities, the executive's credentials and the range of salaries paid by other companies for similar positions. The Compensation Committee periodically conducts a compensation survey to provide the Compensation Committee with a benchmark of compensation practices and executive compensation for peer companies in similar industries. The latest such review was conducted in 2004. Each executive's employment terms provide for automatic adjustments to base salary on an annual basis. This policy was adopted to provide greater certainty for the Company and the individual officers and reduce any distraction related to annual salary reviews. The Compensation Committee also reviews executive compensation on a periodic basis and adjusts salary levels as necessary for changes in responsibilities, performance, or industry conditions.

Annual Cash Incentive Compensation.

The Company's objectives consist of operating, strategic and financial goals that are considered to be critical to the Company's fundamental long-term goal of creating shareholder value. The Company has established an annual Incentive Compensation Plan to provide rewards for the achievement of these objectives. Cash bonuses are paid to executives on an annual basis if specific targets are achieved. These targets are adjusted annually and whenever events or circumstances occur that would suggest a review or adjustment is necessary.

I. The financial targets for the annual bonuses are generally based on specific financial metrics such as revenues and earnings before income taxes, depreciation and amortization (EBITDA).

II. The operating and strategic targets for annual bonuses generally include but are not limited to: achieving product milestones, regulatory approvals, installation base targets and other operating targets that are part of our initiatives.

III. The targets are designed such that the achievement is not reasonably assured without significant management efforts.

Until October 2006, the Company was operating under the 2004 Incentive Compensation Plan which included a three-year incentive plan for certain senior management. In mid-2006, the Compensation Committee determined that the targets for 2006 established under this plan could not be achieved due primarily to delays in regulatory approvals and other external factors. As a result, the Compensation Committee revised the financial targets for the 2nd six months of 2006 to reflect the external factors described herein. In October 2006, the Company's Board of Directors approved an Incentive Compensation Plan for its executive officers for the second half of 2006 (the "2nd Half 2006 Incentive Compensation Plan"). The Board approved a 2006 2nd Half 2006 Incentive Compensation Plan that provided certain target levels for second half 2006 revenue, EBITDA (excluding the effects of stock compensation charges) and cash flow which, if reached, would have resulted in the payment of cash bonus awards (included in the EBITDA and cash flow target for 2006) of approximately $900,000. The at-risk cash bonus awards would have ranged from 20% to 60% of each participant's base salary. After the end of the year, the Compensation Committee evaluated the degree to which the Company performance targets had been satisfied and determined that no awards were earned or payable under the plan.

In addition, in October 2006, the Board of Directors adopted a sales incentive plan (the "2006 Sales Incentive Plan") in which Robert J. Parente, Executive Vice President, Sales and Neil Crossan, Executive Vice President, International, among others, are eligible to participate. The 2006 Sales Incentive Plan contained second half 2006 stretch revenue targets (with corresponding gross margin requirements) above those set forth in the 2nd Half 2006 Incentive Compensation Plan, which, if reached, would result in additional cash payment awards to each participant in the plan. The second half 2006 stretch revenue targets were not met, and therefore no awards were earned or payable under the plan.

In 2007, the Board of Directors adopted certain sales incentive plans (the "2007 Sales Incentive Plans") for Robert J. Parente, Neil Crossan and Thomas Galanty, which provide certain target levels for 2007 revenues, margins and EBITDA. Achievement of these target levels would result in the payment of cash bonus awards. The range of potential bonus awards is up to $173,700 for Robert J. Parente, and up to $186,385 for Neil Crossan, which represents up to 60% of each executive's respective salary. The range of potential bonus awards is up to $303,000 for Thomas Galanty, which represents up to 100% of his salary.

Long Term Equity Incentive Compensation.

We have established an equity incentive plan to create an ownership culture that encourages long-term performance by our executives. Historically grants of stock awards generally have been limited to incentive stock options and restricted stock awards. Equity incentives may be granted to executives upon hire, promotion or annually at the discretion of the Compensation Committee or in conjunction with annual incentive compensation plans. We believe that the vesting of equity awards should encourage the creation of long-term shareholder value. Accordingly, equity incentives granted under long-term incentive programs typically vest over a three to four year period.

On an annual basis, the Compensation Committee may grant stock awards to executives based on a review of their individual performance, overall contribution to the Company's financial targets, the median issuances by other competitors and peers and other qualitative factors.

Other Compensation.

Under their respective employment agreements, executives are entitled to certain other benefits including automobile allowances, social and golf memberships, and incremental medical benefits. These benefits and perquisites are granted to the employee based on the individual's position and responsibilities, competitive compensation metrics, and geographic location of the employee. The Compensation Committee may add to or amend these benefits as deemed necessary.

Historically, the Company has paid relocation allowances to executives who are required to relocate to fulfill their job responsibilities. In rare circumstances, these employees are also provided a housing allowance particularly when the assignment is not permanent.

Based on management's review of comparable gaming and technology companies, we believe that the benefits and perquisites paid to our executives are comparable to those paid by competitors and other companies in our industry.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION*

Three directors comprise the Compensation Committee: Mr. Boynton, General Harvey and Mr. Todoroff (Chairman). The Compensation Committee is responsible for establishing and administering our executive compensation arrangements. The Compensation Committee of our Board of Directors has reviewed and discussed the foregoing Compensation Discussion and Analysis, which is required by Item 402(b) of Regulation S-K, with management. Based on our review and discussions with management, we recommend to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Members of the Compensation Committee

Douglas M. Todoroff (Chair)
Peter G. Boynton
Maj. Gen. Paul A. Harvey (Retired)

*** The material in this report is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.**

SUMMARY COMPENSATION TABLE

The following table shows, for the fiscal year ended December 31, 2006, compensation awarded or paid to, or earned by, the Company's Chief Executive Officer, the Company's Chief Financial Officer, its other three most highly compensated executive officers and one additional individual, Mr. Sicuro, the Company's former Chief Financial Officer (the "Named Executive Officers"):

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Russel H. McMeekin President, Chief Executive Officer and Director	2006	$469,962	$1,369,022	$306,264	$ 58,509	$2,203,757
Heather A. Rollo[4] Executive Vice President, Chief Financial Officer and Treasurer	2006	208,354[5]	72,597	144,830	16,665	442,446
Robert J. Parente Executive Vice President, Sales and Marketing	2006	282,029	305,172	57,047	42,085	686,333
Thomas Galanty Executive Vice President, Global Technology, Marketing and Operations	2006	266,550	224,457	176,772	34,607	702,386
Neil Crossan Executive Vice President, International Division	2006	297,150[6]	—	112,454	167,148	576,752
Robert B. Ziems Executive Vice President, General Counsel and Secretary	2006	232,702	56,764	113,548	37,375	440,389
Michael A. Sicuro[7] Former Executive Vice President, Chief Financial Officer, Secretary and Treasurer	2006	757,635[8]	765,668[9]	791,780[10]	113,128	2,428,211

(1) The amounts shown in this column represent the expense amounts recognized in 2006 for financial statement reporting purposes in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), adjusted to disregard forfeiture estimates for awards with service-based vesting conditions. Amounts include cumulative adjustments resulting from revision of the estimated remaining service period for certain awards with market conditions granted during 2003 and 2004, and incremental expense associated with severance-related modifications. For a discussion of the methodology and assumptions used in the fair value recognition and measurement of stock awards in accordance with SFAS No. 123(R), see Note 17—Stock-Based Compensation Plans in the Notes to Consolidated Financial Statement included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

(2) The amounts shown in this column represent the expense amounts recognized in 2006 for financial statement reporting purposes in accordance with SFAS No. 123(R), adjusted to disregard forfeiture estimates for awards with service-based vesting conditions. Amounts include incremental expense associated with severance-related modifications. For a discussion of the recognition and measurement of stock options in accordance with SFAS No. 123(R), including assumptions utilized in the Black-Scholes-Merton option-pricing model for the valuation of stock options granted during the years ended December 31, 2006, 2005 and 2004, see Note 17—Stock-Based Compensation Plans in the Notes to Consolidated Financial Statement

included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Assumptions used in determining the fair value of employee option awards granted during the years ended December 31, 2003, 2002 and 2001 are shown in the following table:

	Year Ended December 31,					
	2003		2002		2001	
	Low	High	Low	High	Low	High
Range of values:						
Expected volatility	60%	60%	60%	60%	60	60%
Expected dividends	—	—	—	—	—	—
Expected term (in years)	10	10	10	10	10	10
Risk free rate	2.6%	3.6%	3.1%	6.0%	4.6%	5.1%

(3) Details of the amounts in this column are shown in the "All Other Compensation" table below.

(4) Ms. Rollo became our Executive Vice President, Chief Financial Officer, and Treasurer as of June 16, 2006. Prior to this date, Ms. Rollo had been serving as the Vice President of Finance.

(5) For the period from January 1 through June 15, 2006, Ms. Rollo's annual base salary was $185,000. As of June 16, 2006, her annual base salary was increased to $225,000.

(6) Amounts shown in Salary and All Other Compensation columns for Mr. Crossan were paid in Great Britain Pounds ("GBP"). The amounts reported have been converted to U.S. dollars using the average exchange rate for 2006 of 0.544 GBP per U.S. dollar.

(7) On June 15, 2006, the Company announced that Michael A. Sicuro, Executive Vice President, Chief Financial Officer, Secretary and Treasurer resigned for personal reasons and to pursue other interests. In connection with Mr. Sicuro's resignation, the Company entered into a severance agreement, which provides for salary continuation over a two year period as well as other benefits. In addition, the vesting and exercise provisions of Mr. Sicuro's stock options and restricted stock awards were modified.

(8) Represents salary of $150,635 prior to severance, severance paid in 2006 of $154,750, and a total of $452,250 in severance payable in 2007 and 2008.

(9) Includes incremental expense of approximately $139,000 related to severance-related modification of restricted stock awards.

(10) Includes incremental expense of approximately $690,000 for severance-related modification of stock option awards.

All Other Compensation.

Details of the "All Other Compensation" column in the Summary Compensation Table are shown below:

Name	Auto Allowance ($)	Medical Fringe ($)	Life Insurance Fringe ($)	Country Club Dues ($)	Relocation ($)	Cost of Living Allowance ($)	EIP Match ($)	401K Match ($)	Other ($)	Total ($)
Russel H. McMeekin	$12,000	$ 5,060	$23,684	$8,100	—	—	$ 4,845	$4,820	—	$ 58,509
Heather A. Rollo	10,615	2,704	—	—	—	—	3,346	—	—	16,665
Robert J. Parente	16,320	1,899	—	8,616	—	—	—	3,000	12,250(1)	42,085
Thomas Galanty	12,000	4,047	—	8,100	—	—	3,497	6,963	—	34,607
Neil Crossan	19,853	—	—	—	68,736(2)	63,702(3)	14,858(4)	—	—	167,149
Robert B. Ziems	12,000	17,275	—	8,100	—	—	—	—	—	37,375
Michael A. Sicuro	6,000	4.376	2,788	4,500	76,911(5)	—	—	1,043	17,510(6)	113,128

(1) Mr. Parente received $12,000 in lieu of company paid executive life insurance, and a $250 service award.

(2) Mr. Crossan received a relocation payment of £35,000 GBP and a tax grossup of £2,392 GBP on this amount. These payments were converted to U.S. dollars using the average exchange rate for 2006 of 0.544 GBP for each U.S. dollar.

(3) Mr. Crossan received a cost of living allowance of £34,655 GBP. The reported amount was converted to U.S. dollars using the average exchange rate for 2006 of 0.544 GBP for each U.S. dollar.

(4) Mr. Crossan received an Employee Investment Plan company match of £8,080 GBP. The reported amount was converted to U.S. dollars using the average exchange rate for 2006 of 0.544 GBP for each U.S. dollar.

(5) In connection with his severance agreement, Mr. Sicuro received a relocation payment of $50,000 and a tax grossup of $26,911 on this amount.
(6) In connection with his severance, Mr. Sicuro received a vacation payout of $17,510.

Grants of Plan-Based Awards in 2006

Set forth in the table below is information regarding all plan-based awards granted to our Named Executive Officers during 2006, consisting of:

- awards granted under non-equity incentive plans;
- stock option awards and restricted stock award grants; and
- re-priced or materially modified stock option awards and restricted stock awards.

Name	Grant Date	Date of Board or Compensation Committee Action	Estimated Possible Payouts Under Non-Equity Plan Awards Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units[(6)] (#)	All Other Option Awards: Number of Securities Underlying Options[(6)] (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Russel H. McMeekin	9/30/2006[(1)]	8/29/2006	—	—	—	25,000	—	—	$ 205,000
	10/14/2006[(2)]	10/14/2006	—	$145,000	—	—	—	—	—
Heather A. Rollo	3/14/2006[(3)]	—	—	—	—	—	25,000	$ 7.75	102,750
	6/16/2006[(4)]	6/16/2006	—	—	—	15,000	—	—	128,100
	9/30/2006[(1)]	8/29/2006	—	—	—	20,000	—	—	164,000
	10/14/2006[(2)]	10/14/2006	—	135,000	—	—	—	—	—
Robert J. Parente	10/14/2006[(2)]	10/14/2006	—	112,500	262,500	—	—	—	—
Thomas Galanty	9/30/2006[(1)]	8/29/2006	—	—	—	35,000	—	—	287,000
	10/5/2006[(3)]	10/5/2006	—	—	—	15,556	—	—	123,515
	10/14/2006[(2)]	10/14/2006	—	164,000	—	—	—	—	—
Neil Crossan	10/14/2006[(2)]	10/14/2006	—	112,500	262,500	—	—	—	—
Robert B. Ziems	6/1/2006[(4)]	11/8/2005	—	—	—	15,000	—	—	151,800
	9/30/2006[(1)]	8/29/2006	—	—	—	20,000	—	—	164,000
	10/14/2006[(2)]	10/14/2006	—	142,000	—	—	—	—	—
Michael A. Sicuro	6/15/2006[(5)]	6/15/2006	—	—	—	—	250,000	4.84	1,167,500
	6/15/2006	6/15/2006	—	—	—	—	30,000	12.90	57,300
	6/15/2006	6/15/2006	—	—	—	48,334	—	—	407,455

(1) On August 29, 2006 the Compensation Committee approved an offer for certain individuals to exchange restricted stock grants previously issued under our Employee Stock Incentive Plan and New-Hire Equity Incentive Plan for restricted stock grants to be granted under the 2005 Equity Incentive Plan. The exchange effectively resulted in the removal of market price related vesting conditions and provided for service-based vesting of the grants in three equal annual installments on August 30, 2007, 2008 and 2009, respectively. The awards granted under this exchange are presented as new awards for purposes of this table. The incremental fair values of the awards as of the modification date computed in accordance with SFAS No. 123(R) were: Mr. McMeekin, $43,750; Ms. Rollo, $51,500; Mr. Galanty, $51,450; and Mr. Ziems, $17,500.
(2) The 2nd Half 2006 Incentive Compensation Plan provided for a cash bonus payments in the event certain targets for the second half of 2006 were met. For non-sales executives, the estimated payout was fixed. For sales executives, the estimated payout was a range based on the potential revenues of the sales executive's respective division. No amounts were earned under this plan as the target levels were not met.
(3) This award was fully vested at the grant date.
(4) These awards vest in three equal annual installments on the anniversary of the grant date.
(5) On June 15, 2006, the Company announced that Mr. Sicuro resigned for personal reasons and to pursue other interests. In connection with Mr. Sicuro's resignation, the Company entered into a severance agreement, which provides for salary continuation over a two year period as well as other benefits. In addition, the vesting and exercise provisions of Mr. Sicuro's stock options and restricted stock were modified. The awards shown in this table represent Mr. Sicuro's stock options and restricted stock that were modified on this date. The incremental fair values of the awards as of the modification date computed in accordance with SFAS No. 123(R) were $790,769, $1,680, and $139,243, respectively. Mr. Sicuro was not a participant in the 2nd Half 2006 Incentive Compensation Plan.
(6) All stock awards and stock options granted during 2006 were granted under the 2005 Equity Incentive Plan.

Equity Plan.

The 2005 Equity Incentive Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, stock bonus awards, stock purchase awards, stock unit awards and other stock awards to the Company's employees, directors and consultants. On an annual basis, the Compensation Committee may grant stock awards to executives based on a review of their individual performance, overall contribution to the Company's financial targets, the median issuances by other competitors and peers and other qualitative factors. The Compensation Committee may also grant awards to certain executives for increased job responsibilities. For example, on September 15, 2005, Robert B. Ziems was named Executive Vice President and General Counsel, and on June 16, 2006, Heather A. Rollo was named Executive Vice President, Chief Financial Officer and Treasurer, and these officers received 15,000 shares of restricted stock, respectively, on these dates. Options issued under the plan are generally granted with an exercise price equal to the fair market value on the date of grant, become exercisable at the rate of 1/48th per month, and have a term of seven years. Restricted stock awards granted under the plan typically vest at the rate of one-third per year on each of the first through third anniversaries of the date of grant. The 2005 Equity Incentive Plan, which was adopted during 2005, is intended as the successor to the Company's Stock Option Plan, Employee Stock Incentive Plan, and New Hire Equity Inventive Plan (the "predecessor plans").

Executive Employment Agreements.

Russ McMeekin. The Company has an employment agreement with Mr. McMeekin dated January 1, 2005 providing for a base annual salary of $485,000 (reflects current base salary), increasing $20,000 on August 15th of each year. Under his employment agreement, Mr. McMeekin is entitled to participate in the Company's executive incentive compensation plan and the Company's equity incentive plan. Additionally Mr. McMeekin is entitled to an automobile allowance, country club membership and certain executive medical and life insurance benefits (as defined in his employment agreement). In the event Mr. McMeekin is terminated without good cause or he terminates his employment for good reason (each as defined in his employment agreement), upon furnishing an effective waiver and release of claims to the Company, he will be entitled to a lump-sum cash termination payment equal to two times his then base salary, an amount equal to Employee's COBRA health insurance premiums for the two years immediately following such termination and for reasonable expenses associated with outplacement employment activities. Additionally, Mr. McMeekin's stock options will become fully vested. Mr. McMeekin also has certain "change of control provisions" under his employment agreement which is more fully described in below.

Heather A. Rollo. The Company has an employment agreement with Ms. Rollo that provides for an annual base salary of $225,000 with annual increases of no less than 5% per annum. Under her employment agreement, Ms. Rollo is entitled to participate in the Company's executive incentive compensation plan and the Company's equity incentive plan. Additionally Ms. Rollo is entitled to an automobile allowance, country club membership and certain executive medical and life insurance benefits (as defined in her employment agreement). In the event Ms. Rollo is terminated other than for "cause" or she terminates her employment for "good reason" (each as defined in her employment agreement), upon furnishing an effective waiver and release of claims to the Company, Progressive shall pay to her a sum equal to her base salary for the 18-month period immediately preceding such termination, an amount equal to Employee's COBRA health insurance premiums for the 18-months immediately following such termination, and for reasonable expenses associated with outplacement employment activities. Additionally, Ms. Rollo's stock options will become fully vested. Ms. Rollo also has certain "change of control provisions" under her employment agreement which is more fully described in below.

Robert B. Ziems. The Company has an employment agreement with Mr. Ziems that provides for an annual base salary of $248,062 (reflects current base salary), with annual increases of no less than 5% per annum. Under his employment agreement, Mr. Ziems is entitled to participate in the Company's executive incentive compensation plan and the Company's equity incentive plan. Additionally Mr. Ziems is entitled to an automobile allowance, country club membership and certain executive medical and life insurance benefits (as defined in his employment agreement). In the event Mr. Ziems is terminated other than for "cause" or he terminates his employment for "good reason" (each as defined in his employment agreement), upon furnishing an effective waiver and release of claims to the Company, Progressive shall pay to him a sum equal to his base salary for the 18-month period immediately preceding such termination, an amount equal to Employee's COBRA health insurance premiums for the 18-months immediately following such termination, and for reasonable expenses associated with outplacement employment activities. Additionally, Mr. Ziems's stock options will become fully vested. Mr. Ziems also has certain "change of control provisions" under his employment agreement which is more fully described in below.

Thomas Galanty. The Company has an employment agreement with Mr. Galanty that provides for an annual base salary of $273,000 (reflects current base salary), with annual increases of no less than 5% per annum. Under his employment agreement, Mr. Galanty is entitled to participate in the Company's executive incentive compensation plan and the Company's equity incentive plan. Additionally Mr. Galanty is entitled to an automobile allowance, country club membership and certain executive medical and life insurance benefits (as defined in his employment agreement). During 2005, Mr. Galanty also received a relocation of $75,000 plus a "gross-up" for personal income taxes associated therewith. In the event Mr. Galanty is terminated other than for "cause" or he terminates his employment for "good reason" (each as defined in his employment agreement), upon furnishing an effective waiver and release of claims to the Company, Progressive shall pay to him a sum equal to his base salary for the 18-month period immediately preceding such termination an amount equal to his COBRA health insurance premiums for the 18-months immediately following such termination, reasonable expenses associated with outplacement employment activities and the sum of $25,000 for his relocation (including a "gross-up" amount to cover his personal income taxes payable in connection therewith). Additionally, Mr. Galanty's stock options will become fully vested. Mr. Galanty also has certain "change of control provisions" under his employment agreement which is more fully described in below.

Robert Parente. The Company has an employment agreement with Mr. Parente that provides for an annual base salary of $289,500 with annual increases of no less than 5%. Under his employment agreement, Mr. Parente is entitled to participate in the Company's executive incentive compensation plan and the Company's equity incentive plan. Additionally Mr. Parente is entitled to an automobile allowance, country club membership and certain executive medical benefit (as defined in his employment agreement). In the event Mr. Parente is terminated other than for "cause" or he terminates his employment for "good reason" (each as defined in his employment agreement), upon furnishing an effective waiver and release of claims to the Company, Progressive shall pay to him a sum equal to the greater of (1) his base salary for the 12-month period immediately preceding such termination, or (2) a sum equal to the base salary payable to the employee over the term of his agreement. Additionally, Mr. Parente's options shall fully vest at that time.

Neil Crossan. The Company has an employment agreement with Mr. Crossan that provides for an annual base salary of GBP 153,952 ($301,800 U.S. Dollars based on an average exchange rate of 1.96) with annual increases of no less than 5% and a payment of GBP 2,050 per month ($4,028 U.S. Dollars based on an average exchange rate of 1.96) for a cost of living adjustment. Mr. Crossan also received a relocation payment of 30,000 Euros for relocation costs. Under his employment agreement, Mr. Crossan is entitled to participate in the Company's executive incentive compensation plan and the Company's equity incentive plan. Additionally Mr. Crossan is entitled to an automobile allowance, country club membership and certain executive medical and pension benefits (as defined in his employment agreement). In the event Mr. Crossan is terminated other than for "cause" or he terminates his employment for "good reason" (each as defined in his employment agreement), upon furnishing a compromise agreement in terms suitable to the Company, Progressive shall pay to him a sum of 12-months of his then-basic salary, less any statutory severance owed and required withholdings. Additionally, Mr. Crossan's options shall fully vest at that time.

Michael Sicuro. On June 15, 2006, the Company announced that Mr. Sicuro resigned for personal reasons and to pursue other interests. In connection with Mr. Sicuro's resignation, the Company entered into a severance agreement, which provides for salary continuation over a two year period, a relocation payment of $50,000 (including a "gross-up" for his personal income taxes associated herewith), an amount equal to his COBRA health insurance premiums for the 18-months immediately following his termination and reasonable expenses associated with outplacement employment activities. In addition, Mr. Sicuro's outstanding options became immediately vested and his outstanding restricted stock was allowed to continue vest in accordance with the terms of the underlying plan.

Each of the Company's executive officers is an "at will" employee whose continued employment with the Company is at the discretion of the Board. There is no arrangement or understanding between the Company's executive officers and any other person(s) pursuant to which our executive officers were selected as executive officers.

OUTSTANDING EQUITY AWARDS AS OF DECEMBER 31, 2006

The following table provides information as of December 31, 2006 regarding unexercised stock options and non-vested restricted stock awards held by each of our named executive officers.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Russel H. McMeekin .	160,000	40,000(1)	—	$ 4.75	6/5/2012	91,667(2)	$831,420	—	—
	40,000	60,000(3)	—	5.07	2/26/2014				
	22,917	27,083(4)	—	12.90	3/1/2015				
Heather A. Rollo	34,375	40,625(5)	—	11.25	2/11/2015	35,000(6)	317,450	—	—
	4,688	20,312(7)	—	7.75	3/14/2013				
Robert J. Parente ...	4,000	—	—	4.14	1/1/2011	12,599(8)	114,273	—	—
	2,000	2,000(9)	—	7.44	2/12/2012				
	4,000	8,000(10)	—	3.08	3/26/2013				
	10,400	31,200(11)	—	5.07	2/26/2014				
Thomas Galanty ...	39,583	60,417(12)	—	11.98	5/26/2015	35,000(13)	317,450	—	—
Neil Crossan ...	20,000	—	—	6.25	10/11/2010	—	—	—	—
	5,000	—	—	3.00	1/2/2011				
	12,000	3,000(14)	—	7.44	2/12/2012				
	24,000	36,000(15)	—	5.07	2/25/2014				
	27,083	22,917(16)	—	7.41	11/3/2014				
Robert B. Ziems	6,000	18,000(17)	—	4.36	4/1/2014	25,000(18)	226,750	—	—
	23,333	46,667(19)	—	11.50	8/31/2012				
Michael A. Sicuro	250,000	—	—	4.84	6/15/2008	48,334(20)	438,389	—	—
	30,000	—	—	12.90	6/15/2008				

(1) Grant of option to purchase 200,000 shares on June 5, 2002; vesting 40,000 shares per year on anniversary date of grant.

(2) Grant of 100,000 shares on November 4, 2004, with 66,667 shares remaining unvested; 33,333 shares will vest if the closing price of our common stock exceeds $14.82 for ten consecutive business days; 33,334 shares will vest if the closing price of our common stock exceeds $22.23 for ten consecutive business days and a minimum of three years has passed from the grant date of November 4, 2004. Grant of 25,000 shares modified on September 30, 2006, vesting in three equal annual installments on August 30, 2007, 2008 and 2009.

(3) Grant of option to purchase 100,000 shares on February 26, 2004; vesting 20,000 shares per year on anniversary date of grant.

(4) Grant of option to purchase 50,000 shares on March 1, 2005; vesting 1/48 per month.

(5) Grant of option to purchase 75,000 shares on February 11, 2005; vesting 1/48 per month.

(6) Grant of 20,000 shares on June 16, 2006; vesting in three equal annual installments on anniversary date of grant. Grant of 15,000 shares modified on September 20, 2006, vesting in three equal annual installments on anniversary date of grant.
(7) Grant of option to purchase 25,000 shares on March 14, 2006; vesting 1/48 per month.
(8) Grant of 37,795 shares on June 13, 2003, 12,599 shares will vest if the closing price of our common stock exceeds $15.60 for ten consecutive business days.
(9) Grant of option to purchase 10,000 shares on February 12, 2002; vesting 2,000 shares per year on anniversary date of grant.
(10) Grant of option to purchase 20,000 shares on March 26, 2003; vesting 4,000 shares per year on anniversary date of grant.
(11) Grant of option to purchase 52,000 shares on February 26, 2004; vesting 10,400 shares per year on anniversary date of grant.
(12) Grant of option to purchase 100,000 shares on June 6, 2005; vesting 1/48 per month.
(13) Grant of 35,000 shares modified on September 30, 2006, vesting in three equal annual installments on August 30, 2007, 2008 and 2009.
(14) Grant of option to purchase 15,000 shares on February 12, 2002; vesting 3,000 shares per year on anniversary date of grant.
(15) Grant of option to purchase 60,000 shares on February 26, 2004; vesting 12,000 shares per year on anniversary date of grant.
(16) Grant of option to purchase 50,000 shares on November 11, 2004; vesting 10,000 shares per year on anniversary date of grant.
(17) Grant of option to purchase 30,000 shares on April 1, 2004; vesting 6,000 shares per year on anniversary date of grant.
(18) Grant of 15,000 shares on June 1, 2006, vesting in 5,000 shares per year on anniversary date of grant. Grant of 20,000 shares modified on September 30, 2006, vesting in three equal annual installments on August 30, 2007, 2008 and 2009.
(19) Grant of option to purchase 70,000 shares on August 31, 2005; vesting 1/48 per month.
(20) Grant of 100,000 shares on January 16, 2004, with 33,334 shares remaining unvested, which will vest if the closing price of our common stock exceeds $14.52 for ten consecutive business days. Grant of 25,000 shares on March 31, 2005; 8,333 shares will vest if the closing price of our common stock exceeds $19.35 for ten consecutive business days; 8,333 shares will vest if the closing price of our common stock exceeds $25.80 and a minimum of two years has passed from the grant date; 8,334 shares will vest if the closing price of our common stock exceeds $38.70 and a minimum of three years has passed from the grant date.

Option Exercises and Stock Vested During 2006

The following table provides information regarding exercised stock options and vested restricted stock awards during 2006:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Russel H. McMeekin	—	—	41,666	$425,827
Heather A. Rollo	—	—	—	—
Robert J. Parente	—	—	—	—
Thomas Galanty	—	—	15,556	$123,511
Neil Crossan	—	—	—	—
Robert B. Ziems	—	—	—	—
Michael A. Sicuro	—	—	33,333	$258,664

Change of Control Provisions

Mr. McMeekin, Ms. Rollo, Mr. Ziems, Mr. Galanty, Mr. Parente, and Mr. Crossan all have "Change in Control" provisions in their Employment Agreements. For the purposes of their Agreements, a "Change in Control" of the Company is generally defined as:

- the acquisition by any person or entity of more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities, other than by virtue of a merger, consolidation or similar transaction;
- a merger, consolidation or similar transaction involving the Company, immediately after which the stockholders of the Company immediately prior to the transaction do not own more than fifty percent (50%) of the combined outstanding voting power of the surviving entity or the parent of the surviving entity in the transaction, in each case in substantially the same proportions as their ownership immediately prior to the transaction;
- a complete dissolution or liquidation of the Company;

- a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries, other than to an affiliate of the Company; or
- a transition of the Company's board of directors such that the "Incumbent Board" (as defined in the agreements) ceases to constitute at least a majority of the members of the Company's board of directors.

Notwithstanding any agreement provisions to the contrary, for a period of twelve (12) months following a Change in Control, in the event of termination for reasons other than for "Cause", or resignation for "Good Reason" as that term is defined in their respective employment agreement, the individual shall be entitled to receive a sum equal to three times his or her annualized base salary in the case of Mr. McMeekin, Ms. Rollo, Mr. Ziems, Mr. Galanty, Mr. Parente and in the case of Mr. Crossan a sum equal to one time his annualized salary (as well as relocation expenses not to exceed 100,000 Euros) for the most recently completed calendar year, payable in a lump sum upon termination. At any point during the thirteenth month following a Change in Control, the individual shall be entitled to terminate their employment agreement and receive a sum equal to the amount he or she would otherwise be entitled to pursuant to termination by the Company other than for Cause at the time of such election.

Mr. McMeekin, Ms. Rollo, Mr. Ziems, Mr. Galanty and Mr. Parente's agreements contain certain provisions for "Parachute Payments" in the event of a "Change in Control". If any payment or benefit these employees would receive from the Company pursuant to their employment agreements or otherwise ("Payment") would (i) constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code and be subject to the excise tax imposed by Section 4999 of the Code, then these employees will receive an additional payment from the Company that results in their receipt, on an after-tax basis, of the full amount of the Payment.

The table below sets forth estimates of amounts that would be paid to the named executive officers in the event of a change in control of the Company, a termination by the Company for other than "good cause", or resignation by the employee for "good reason," each as defined in the respective executive's employment agreement. The amounts shown in the table assume that these events were effective on December 29, 2006, the last business day of the fiscal year ended December 31, 2006.

	Salary(1)	Salary(2)	Early Vesting of Unvested Options(3)	Early Vesting of Restricted Stock(4)	Other(5)
Russel H. McMeekin	$1,455,000	$970,000	$412,800	$831,420	$ 45,432
Heather A. Rollo	675,000	337,500	26,812	317,450	32,920
Robert J. Parente	868,500	289,500	175,980	114,273	35,216
Thomas Galanty	819,000	409,500	—	317,450	74,581
Neil Crossan	296,000	296,000	186,932	—	131,390
Robert B. Ziems	708,750	354,375	84,780	226,750	49,581

(1) In the case of a change in control, individuals are entitled to a sum equal of up to three times their annualized base salary.

(2) In the case of termination by the Company for other than "good cause" or in the case of employee resignation for "good reason", individuals are entitled to salary continuation payments ranging from 12 to 24 months.

(3) The value of unvested stock options that would vest upon a termination for change in control, termination for other than "good cause" or employee resignation for "good reason" is based on the Company's common stock price at December 29, 2006.

(4) The value of unvested restricted stock that would vest upon a termination for change in control, termination for other than "good cause" or employee resignation for "good reason" is based on the Company's common stock price at December 29, 2006.

(5) Includes an estimate of health insurance benefits and outplacement fees in the case of Mr. McMeekin, Ms. Rollo, Mr. Parente, Mr. Galanty and Mr. Ziems. Includes an estimate of relocation costs in the case of Mr. Crossan for $131,390 and in the case of Mr. Galanty for $25,000.

Pension Benefits

None of our named executive officers are covered by a pension plan or other similar benefit plan that provides for payments or other benefits at, following, or in connection with retirement.

Nonqualified Deferred Compensation

None of our named executive officers are covered by a nonqualified deferred compensation plan or other similar benefit plan.

2006 Director Compensation

The following table shows, compensation awarded or paid to, or earned by, the Company's non-employee directors for the fiscal year ended December 31, 2006:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Peter Boynton (1)	$86,000	—	$100,300	—	—	$6,759	$193,059
Terrance W. Oliver (1)	50,000	—	78,647	—	—	2,968	131,615
Maj. Gen. Paul A. Harvey (1)	76,000	—	35,409	—	—	2,185	113,594
Douglas M. Todoroff (1)	88,000	—	78,647	—	—	8,843	175,490
Rick L. Smith (1)	90,000	—	90,814	—	—	6,949	187,763

(1) On June 22, 2006, in accordance with the terms of the Director Stock Option Plan, each director received a grant of 15,000 stock options with a grant date fair value of $4.32 per share.

(2) The amounts shown in this column represent the expense amounts recognized in 2006 for financial statement reporting purposes in accordance with SFAS No. 123(R), adjusted to disregard forfeiture estimates for awards with service-based vesting conditions.

(3) Amounts represent reimbursements for medical expenses and income tax preparation fees.

Each non-employee director of the Company receives monthly and per-meeting fees as set forth below:

Retainer	
Regular Member	$2,000 per month
Committee Chairmen	$4,000 per month
Chairman of the Board	$5,000 per month
Regular Board Meeting Fees	
Regular members	$3,000 per meeting
Chairman of the Board	$5,000 per meeting
Committee Meeting Fees	
Regular Members	$2,000 per meeting
Chairmen	$4,000 per meeting

The members of the Board of Directors are eligible for reimbursement for their expenses incurred in attending Board meetings in accordance with Company policy.

Each non-employee director of the Company also receives stock option grants under our Director Stock Option Plan (which shall be referred to as the "Directors' Plan"). Only non-employee directors of the Company or an affiliate of such directors (as defined in the Internal Revenue Code) are eligible to receive options under the Directors' Plan. Options granted under the Directors' Plan are intended by the Company not to qualify as incentive stock options under the Internal Revenue Code.

Under the Director Plan, each non-employee director receives each year, immediately following the Company's annual meeting of stockholders, a ten year option (vesting as to 1/48 of the optioned shares, cumulatively, each month following the grant) to purchase at one hundred percent (100%) of the fair market value at the date of grant 15,000 shares of our common stock. Directors who are not employees may participate in our executive medical plan and are eligible to be reimbursed for tax advisory services. Directors who are employees do not receive additional compensation for their services as directors.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is now or ever was an officer or employee of Progressive. None of our executive officers serves as a member of the Compensation Committee of the Board of Directors of an entity whose executive officer is a member of our Compensation Committee.

Certain Transactions

The Company does not have any transactions with related persons, promoters or control persons requiring disclosure under SEC rules. It is the Company's policy to require that the Board or a Board committee review and approve any related-person transactions. In considering related-person transactions, the Board or a Board committee considers the relevant available facts and circumstances, including, but not limited to, (i) the risks, costs and benefits to us, (ii) the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (iii) the terms of the transaction, (iv) the availability of other sources for comparable services or products and (v) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. In determining whether to approve, ratify or reject a related-person transaction, the Board or a Board committee evaluates whether, in light of known circumstances, the transaction is in, or is not inconsistent with, our best interests and those of our stockholders.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Progressive Gaming International Corporation stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, direct your written request to Corporate Secretary, Progressive Gaming International Corporation; 920 Pilot Road, Las Vegas, Nevada 89119 or contact Investor Relations at (702) 896-3890. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

Other Matters

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Robert B. Ziems

Robert B. Ziems
Secretary

April 30, 2007

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended December 31, 2006 is available without charge upon written request to: Corporate Secretary, Progressive Gaming International Corporation, 920 Pilot Road, Las Vegas, Nevada 89119.

Appendix A

PROGRESSIVE GAMING INTERNATIONAL CORPORATION (f/n/a MIKOHN GAMING CORPORATION) CHARTER OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE OF THE BOARD OF DIRECTORS

Organization

The Nominating and Corporate Governance Committee (the "Committee") of the Board of Directors (the "Board") of Mikohn Gaming Corporation, a Nevada corporation (the "Company"), shall consist of at least two members of the Board. No Committee member shall be an employee of the Company and each member shall be free from any relationship that would interfere with the exercise of his or her independent judgment, as determined by the Board, in accordance with the applicable independence requirements of The Nasdaq Stock Market ("Nasdaq"), when and as required by Nasdaq. The members of the Committee and the Committee chairperson shall be appointed by the Board.

Statement of Policy

The purpose of the Committee shall be to (i) oversee all aspects of the Company's corporate governance functions on behalf of the Board; (ii) make recommendations to the Board regarding corporate governance issues; (iii) identify, review and evaluate candidates to serve as directors of the Company and review and evaluate incumbent directors; (iv) serve as a focal point for communication between such candidates, non-committee directors and the Company's management; (v) recommend to the Board for selection candidates to the Board; and (vi) make other recommendations to the Board regarding affairs relating to the directors of the Company, including director compensation.

Operating Principles and Processes

In fulfilling its function and responsibilities, the Committee should give due consideration to the following operating principles and processes:

- *Communication*—Regular and meaningful contact throughout the year with the Board, committee chairpersons, members of senior management and independent professional advisors to the Board and its various committees, as applicable, is viewed as important for strengthening the Committee's knowledge of relevant current and prospective corporate governance issues.
- *Committee Education/Orientation*—Developing with management and participating in a process for systematic review of important corporate governance issues and trends in corporate governance practices that could potentially impact the Company will enhance the effectiveness of the Committee.
- *Resources*—The Committee shall be authorized to access such internal and external resources as the Committee deems necessary or appropriate to fulfill its defined responsibilities, including engagement of independent counsel, consultants and other professional advisors, as well as sole authority to retain and terminate executive search firms to help identify director candidates. The Committee shall have sole authority to approve fees, costs and other terms of engagement of such outside resources. The Committee shall have the authority to perform such other functions, and shall have such powers, as may be necessary or appropriate in the efficient and lawful discharge of its responsibilities hereunder.
- *Reporting to the Board*—The Committee, through the Committee chairperson, shall report all material activities of the Committee to the Board from time to time, or whenever so requested by the Board.

RESPONSIBILITIES

The operation of the Committee will be subject to the provisions of the Bylaws of the Company and the Nevada General Corporation Law, each as in effect from time to time. The Committee will have the full power and authority to carry out the following primary responsibilities or to delegate such power and authority to one or more subcommittees of the Committee:

- *Director Nominations*—The Committee has the responsibility of identifying, reviewing and evaluating candidates to serve on the Company's Board, including consideration of any potential conflicts of interest as well as applicable independence and experience requirements. The Committee shall also have the primary responsibility for reviewing, evaluating and considering the recommendation for nomination of incumbent directors for reelection to the Board, as well as monitoring the size of the Board. The Committee shall also recommend to the Board for selection candidates to the Board. The Committee shall also have the power and authority to consider recommendations for Board nominees and proposals submitted by the Company's stockholders and to establish any policies, requirements, criteria and procedures, including policies and procedures to facilitate stockholder communications with the Board of Directors, to recommend to the Board appropriate action on any such proposal or recommendation and to make any disclosures required by applicable law in the course of exercising its authority.

- *Management and Board Assessment*—The Committee shall periodically review, discuss and assess the performance of management and the Board, including Board committees, seeking input from senior management, the full Board and others. The assessment shall include evaluation of the Board's contribution as a whole and effectiveness in serving the best interests of the Company and its stockholders, specific areas in which the Board and/or management believe contributions could be improved, and overall Board composition and makeup, including the reelection of current Board members. The factors to be considered shall include whether the directors, both individually and collectively, can and do provide the integrity, experience, judgment, commitment, skills and expertise appropriate for the Company. The Committee shall also consider and assess the independence of directors, including whether a majority of the Board continue to be independent from management in both fact and appearance, as well as within the meaning prescribed by Nasdaq. The results of these reviews shall be provided to the Board for further discussion as appropriate.

- *Board Committee Nominations*—The Committee, after due consideration of the interests, independence and experience of the individual directors and the independence and experience requirements of Nasdaq, the rules and regulations of the Securities and Exchange Commission and applicable law, shall recommend to the entire Board annually the chairmanship and membership of each committee.

- *Continuing Education*—The Committee shall consider instituting a plan or program for the continuing education of directors.

- *Corporate Governance Principles*—The Committee shall develop a set of corporate governance principles to be applicable to the Company, shall periodically review and assess these principles and their application, and shall recommend any changes deemed appropriate to the Board for its consideration. Further, the Committee shall periodically review Company policy statements to determine their adherence to the Company's Code of Conduct.

- *Procedures for Information Dissemination*—The Committee shall oversee and review the processes and procedures used by the Company to provide information to the Board and its committees. The Committee should consider, among other factors, the reporting channels through which the Board and its committees receive information and the level of access to outside advisors where necessary or appropriate, as well as the procedures for providing accurate, relevant and appropriately detailed information to the Board and its committees on a timely basis.

- *Director Compensation*—The Committee shall periodically review the compensation paid to non-employee directors for their service on the Board and its committees and recommend any changes considered appropriate to the full Board for its approval.

- *Management Succession*—The Committee shall periodically review with the Chief Executive Officer the plans for succession to the offices of the Company's executive officers and make recommendations to the Board with respect to the selection of appropriate individuals to succeed to these positions.
- *Self-Assessment*—The Committee shall review, discuss and assess its own performance at least annually. The Committee shall also periodically review and assess the adequacy of this charter, including the Committee's role and responsibilities as outlined in this Charter, and shall recommend any proposed changes to the Board for its consideration.

MEETINGS

The Committee will hold at least one regular meeting per year and additional meetings, as the Committee deems appropriate.

MINUTES AND REPORTS

Minutes of each meeting will be kept and distributed to each member of the Committee, members of the Board who are not members of the Committee and the Secretary of the Company. The Chairman of the Committee will report to the Board from time to time, or whenever so requested by the Board.

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PROGRESSIVE GAMING INTERNATIONAL CORPORATION
PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE 2007 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 21, 2007

The undersigned hereby appoints Russel H. McMeekin and Heather A. Rollo, and each of them, as attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of stock of Progressive Gaming International Corporation (the "**Company**") which the undersigned may be entitled to vote at the 2007 Annual Meeting of Stockholders of the Company to be held at the Company's executive offices located at 920 Pilot Road, Las Vegas, Nevada 89119 on Thursday, June 21, 2007 at 9:00 a.m. local time, and at any and all postponements, continuations and adjournments thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the following matters and in accordance with the following instructions, with discretionary authority as to any and all other matters that may properly come before the meeting.

UNLESS A CONTRARY DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED FOR ALL NOMINEES LISTED IN PROPOSAL 1 AND FOR PROPOSAL 2 AS MORE SPECIFICALLY DESCRIBED IN THE PROXY STATEMENT. IF SPECIFIC INSTRUCTIONS ARE INDICATED, THIS PROXY WILL BE VOTED IN ACCORDANCE THEREWITH.

(Continued and to be dated and signed on the other side)

FOLD AND DETACH PROXY CARD HERE

(continued from other side)

PROGRESSIVE GAMING INTERNATIONAL CORPORATION

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEES FOR DIRECTOR LISTED BELOW.

PROPOSAL 1: To elect two directors to hold office until the 2010 Annual Meeting of Stockholders.

☐ **FOR** all nominees listed below (except as marked to the contrary below).

☐ **WITHHOLD AUTHORITY** to vote for all nominees listed below.

Nominees: Terrance W. Oliver and Rick L. Smith

Instructions: To withhold authority to vote for any nominee(s) write such nominee(s)' name(s) below:

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 2.

PROPOSAL 2: To ratify the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as independent registered public accounting firm of the Company for its fiscal year ending December 31, 2007.

☐ **FOR** ☐ **AGAINST** ☐ **ABSTAIN**

Please sign exactly as your name appears hereon. If the stock is registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians and attorneys-in-fact should add their titles. If signer is a corporation, please give full corporate name and have a duly authorized officer sign, stating title. If signer is a partnership, please sign in partnership name by authorized person.

Dated: ______________________

____
SIGNATURE(S)

PLEASE VOTE, DATE AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED RETURN ENVELOPE WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES.

Please Detach Here

You Must Detach This Portion of the Proxy Card Before Returning it in the Enclosed Envelope

Corporate

BOARD OF DIRECTORS

Peter G. Boynton
Chairman of the Board

Maj. Gen. Paul A. Harvey (Ret.)
Director

Russel H. McMeekin
Director

Terrance W. Oliver
Director

Rick L. Smith
Director

Douglas M. Todoroff
Director

EXECUTIVE OFFICERS

Russel H. McMeekin
President and Chief Executive Officer

Heather A. Rollo
Executive Vice President,
Chief Financial Officer and Treasurer

Neil Crossan
Executive Vice President,
International

Thomas M. Galanty
Executive Vice President,
Global Operations and Technology

Robert J. Parente
Executive Vice President,
Americas

Robert B. Ziems
Executive Vice President,
General Counsel and Secretary

CORPORATE HEADQUARTERS
Progressive Gaming International Corporation
920 Pilot Road
Las Vegas, NV 89119

INTERNATIONAL OFFICES
Lane Cove, New South Wales, Australia
612-949-0800

Houten, The Netherlands
31-3066-66646

Tallinn, Estonia
372-6285023

Oldham, United Kingdom
44-161-683-3300

Macau, SAR, China
853 28 723-868

COMMON STOCK
Listed on the NASDAQ National Market System
Symbol: PGIC

OUTSIDE COUNSEL
Cooley Godward Kronish LLP
4401 Eastgate Mall
San Diego, CA 92121

AUDITORS
Ernst & Young LLP
3800 Howard Hughes Parkway
Suite 1450
Las Vegas, NV 89109

TRANSFER AGENT & REGISTRAR
US Stock Transfer Corporation
1745 Gardena Avenue, 2nd Floor
Glendale, CA 91204

ANNUAL MEETING
The Annual Meeting of Stockholders
will be held on Thursday, June 21, 2007.

INVESTOR COMMUNICATION
For further information contact:
Investor Relations, 702-263-2800

END

PROGRESSIVE GAMING INTERNATIONAL CORPORATION
920 PILOT ROAD
LAS VEGAS, NEVADA 89119